
ASTRO ALL ASIA NETWORKS plc


RECEIVED
2005 JAN 28 A 9:49
OFFICE OF INTERNATIONAL
CORPORATE FINANCE



File No:
082-34815


05005451

SUPPL

24 January 2005

Securities and Exchange Commission
Office of International Corporate Finan
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

Dear Sirs,

ASTRO ALL ASIA NETWORKS plc ("the Company")
- Rule 12g3-2(b) Exemption Application

We refer to the above and our letter dated 25 August 2004 addressed to your good office ("Letter").

1. As a background, the Company is a public limited company incorporated in England and Wales under the United Kingdom Companies Act, 1985 and registered as a foreign company in Malaysia under the Malaysian Companies Act, 1965. The ordinary shares of £0.10 each of the Company are listed on the Bursa Malaysia Securities Berhad ("Bursa Securities"), the official stock exchange in Malaysia.

2. Further to the Letter, please find enclosed as Annexure A the list of documents which sets forth information that the Company (i) has made or is required to make public pursuant to the laws of the United Kingdom; (ii) filed with the Bursa Securities and which was made public by such exchange; and (iii) distributed to its shareholders, since 25 August 2004 (i.e. the date of the Letter).

3. In addition, we wish to advise that the authorised share capital of the Company as at todate is £301,628,945.36 comprising 3,000,000,000 ordinary shares of £0.10 each, 53,947,368 Series I redeemable preference shares of £0.01 each and 103,947,368 Series II redeemable preference shares of £0.01 each, of which 1,922,378,061 ordinary shares of £0.10 each are issued and fully paid-up.

If you have any queries on the above, kindly contact the following:-

The Company Secretary
ASTRO ALL ASIA NETWORKS plc
All Asia Broadcast Centre
Lebuhraya Puchong-Sungai Besi
Bukit Jalil
57000 Kuala Lumpur
Malaysia
(Attention:- Ms. Rohana Rozhan)

PROCESSED
JAN 28 2005
THOMSON
FINANCIAL

Yours faithfully,

Sharon Liew
Manager, Secretarial

c.c. Ms. Rohana Rozhan
Mr. Paul Lim

Enclosures

Annexure A

Disclosure/Reporting Requirements pursuant to Rule 12g3-2(b)(1)(i)

List setting forth documents published, filed or distributed by the Company since 9 August 2004 (please see enclosed files for copies of such documents)

1.0 Statutory documents

No.	Date	Details
1.1	18.08.2004	Form 288c(Change of Particulars for Director or Secretary)
1.2	18.08.2004	Form 363a (Annual Return)
1.3	01.11.2004	Form 88(2) (Return of Allotment of Shares)
1.4	04.11.2004	Form 88(2)
1.5	08.11.2004	Form 88(2)
1.6	15.11.2004	Form 88(2)
1.7	22.11.2004	Form 88(2)
1.8	23.11.2004	Form 88(2)
1.9	24.11.2004	Form 88(2)
1.10	25.11.2004	Form 88(2)
1.11	30.11.2004	Form 88(2)
1.12	02.12.2004	Form 88(2)
1.13	07.12.2004	Form 88(2)
1.14	09.12.2004	Form 88(2)
1.15	14.12.2004	Form 88(2)
1.16	16.12.2004	Form 88(2)
1.17	20.12.2004	Form 88(2)
1.18	29.12.2004	Form 88(2)
1.19	30.12.2004	Form 88(2)
1.20	04.01.2005	Form 88(2)
1.21	06.01.2005	Forms 88(2) (2 nos.)
1.22	10.01.2005	Form 88(2)
1.23	14.01.2005	Form 88(2)

2.0 Updated Registers

2.1 Register of Directors for Dato' Mohamed Khadar Bin Merican; and
2.2 Register of Substantial Interests for Haji Affendi Bin Tun Hj. Mohd. Fuad Stephens.

3.0 Announcements to the Bursa Malaysia Securities Bhd ("BMSB")

No.	Date	Details
3.1	09.09.2004	Announcement pursuant to Paragraph 9.39 (Change in the interest of substantial shareholder of a foreign corporation) of BMSB Listing Requirements ("LR")
3.2	10.09.2004	Quarterly report on consolidated results for the financial period ended 31 July 2004
3.3	10.09.2004	Letter to Shareholders
3.4	15.09.2004	Notification pursuant to Paragraph 14.09 of the LR of BMSB on Dealings during Open Period
3.5	16.09.2004	Notifications pursuant to Paragraph 14.09 of the LR of BMSB on Dealings during Open Period (2 nos.)
3.6	17.09.2004	Notification pursuant to Paragraph 14.09 of the LR of BMSB on Dealings during Open Period
3.7	20.09.2004	Compliance with the Securities Commission's Condition
3.8	23.09.2004	Celestial Movies Enters China
3.9	01.10.2004	Notification pursuant to Paragraph 14.09 of the LR of BMSB on Dealings during Open Period
3.10	04.10.2004	Notification pursuant to Paragraph 14.09 of the LR of BMSB on Dealings during Open Period
3.11	05.10.2004	Notification pursuant to Paragraph 14.09 of the LR of BMSB on Dealings during Open Period
3.12	07.10.2004	Change to the utilisation of proceeds raised from initial public offering
3.13	13.10.2004	USD300,000,000 Syndicated Term Loan and Revolving Credit Facility
3.14	26.10.2004	Notification pursuant to Paragraph 14.09 of the LR of BMSB on Dealings during Open Period
3.15	26.10.2004	Recurrent Related Party Transactions of a Revenue or Trading Nature
3.16	29.10.2004	Notification pursuant to Paragraph 14.09 of the LR of BMSB on Dealings during Open Period
3.17	02.11.2004	Recurrent Related Party Transaction of a Revenue or Trading Nature
3.18	02.11.2004	Notification pursuant to Paragraph 14.09 of the LR of BMSB on Dealings during Open Period

No.	Date	Details
3.19	03.11.2004	Notification pursuant to Paragraph 14.08 of the LR of BMSB of Intention to Deal in the Shares of the Company during Closed Period
3.20	05.11.2004	Notification pursuant to Paragraph 14.09 of the LR of BMSB on Dealings during Open Period
3.21	08.11.2004	Employee Share Option Scheme ("ESOS")
3.22	08.11.2004	Notifications pursuant to Paragraph 14.09 of the LR of BMSB on Dealings during Open Period (2 nos.)
3.23	17.11.2004	ESOS
3.24	22.11.2004	ESOS
3.25	23.11.2004	Notification pursuant to Paragraph 14.08 of the LR of BMSB on Dealings during Closed Period
3.26	25.11.2004	ESOS
3.27	26.11.2004	ESOS
3.28	26.11.2004	Notification pursuant to Paragraph 14.08 of the LR of BMSB on Dealings during Closed Period
3.29	30.11.2004	ESOS
3.30	03.12.2004	ESOS
3.31	03.12.2004	Proposed Internal Restructuring of the ASTRO ALL ASIA NETWORKS plc Group of Companies
3.32	03.12.2004	Quarterly report on consolidated results for the financial period ended 31 October 2004
3.33	03.12.2004	Press Release on the Financial Results for the Third Quarter Ended 31 October 2004
3.34	06.12.2004	Notification pursuant to Paragraph 14.08(c) of the LR of BMSB on Dealings during Closed Period
3.35	07.12.2004	ESOS
3.36	10.12.2004	ESOS
3.37	14.12.2004	ESOS
3.38	17.12.2004	ESOS
3.39	24.12.2004	ESOS
3.40	03.01.2005	ESOS
3.41	07.01.2005	Notification pursuant to Paragraph 14.09 of the LR of BMSB on Dealings during Open Period

No.	Date	Details
3.42	10.01.2005	ESOS
3.43	13.01.2005	ESOS
3.44	13.01.2005	Notification pursuant to Paragraph 14.09 of the LR of BMSB on Dealings during Open Period
3.45	19.01.2005	ESOS

Blueprint OneWorld

288c

RECEIVED

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 4841085

Company Name in full ASTRO ALL ASIA NETWORKS plc

Changes of particulars form

Complete in all cases

	Day	Month	Year
Date of change of particulars	22	07	2004

Name * Style / Title: Dato * Honours etc:

Forename(s): Mohamed Khadar,

Surname: Merican

	Day	Month	Year
† Date of Birth	07	05	1956

Change of name *(enter new name)*

Forename(s):

Surname:

Change of usual residential address *(enter new address)*: No. 1, Elitis Gapura Senja Valencia, Sungai Buloh

Post town: 47000 Selangor

County / Region: Postcode:

Country: Malaysia

Other Change *(please specify)*:

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
** Delete as appropriate.

Signed [signature] **Date** 18 August, 2004

(**director/ secretary/ administrator/ administrative receiver/ receiver manager/ receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited, 10 Upper Bank Street, London, E14 5JJ, England

Tel: 020 7006 1000
Fax: 020 7006 5555

DX number 606 DX exchange London

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Register of members

If the register of members is not kept at the registered office, state here where it is kept.

Post town

County / Region | UK Postcode

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state where it is kept.

Post town

County / Region | UK Postcode

Company type

Please tick the appropriate box

- Public limited company [X]
- Private company limited by shares [ ]
- Private company limited by guarantee without share capital [ ]
- Private company limited by shares exempt under section 30 [ ]
- Private company limited by guarantee exempt under section 30 [ ]
- Private unlimited company with share capital [ ]
- Private unlimited company without share capital [ ]

Company Secretary

Details of a new company secretary must be notified on form 288a.

Please photocopy this area to provide details of joint secretaries).

* Voluntary details.

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Name

* Style / Title: Ms

Forename(s): Rohana

Surname: Rozhan

Address: 40, Jalan TR2/1, Tropicana Golf & Country Resort

Post town: Petaling Jaya 47410

County / Region:

UK Postcode:

Country: Malaysia

Blueprint
Oneworld

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name * Style / Title: Mr

Date of birth: Day 01 Month 05 Year 1947

Forename(s): Poh Ching

Surname: Tan

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Address: 99 Jalan Limau Purut, Taman Bandaraya

Post town: Kuala Lumpur 59000

County / Region:

UK Postcode:

Country: Malaysia

Nationality: Malaysian

Business occupation: Company Director

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

* Voluntary details.

Name * Style / Title: Mr

Date of birth: Day 02 Month 12 Year 1954

Forename(s): Bernard Anthony

Surname: Cragg

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Address: 30 Claremont Park, Finchley

Post town: London

County / Region:

UK Postcode: N3 1TH

Country:

Nationality: British

Business occupation: Accountant

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Name

* Style / Title: Mr

Date of birth (Day Month Year): 1 6 0 5 1 9 5 0

Forename(s): Khoon Ho Chye

Surname: Kuok

Address: Seriska Unit B1-4, No.3 Jalan Langgak Golf

Post town: Kulau Lumpur 55000

County / Region:

UK Postcode:

Country: Malaysia

Nationality: Malaysian

Business occupation: Company Director

* Voluntary details.

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Name

* Style / Title: Mr

Date of birth (Day Month Year): 0 1 1 0 1 9 5 1

Forename(s): Augustus Ralph

Surname: Marshall

Address: No. 2, Lorong Lembah Tunku, Bukit Tunku

Post town: Kuala Lumpur 50480

County / Region:

UK Postcode:

Country: Malaysia

Nationality: Malaysian

Business occupation: Company Director

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Name

* Style / Title: Dato'

Date of birth (Day Month Year): 0 9 0 5 1 9 4 4

Forename(s): Haji Badri

Surname: Haji Masri

Address: No. 6 Jalan SS5B/5, Kelana Jaya, Petaling Jaya

Post town: Selangor 47301

County / Region:

UK Postcode:

Country: Malaysia

Nationality: Malaysian

Business occupation: Company Director

* Voluntary details.

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Name

* Style / Title: Dato'

Date of birth (Day Month Year): 0 7 0 5 1 9 5 6

Forename(s): Mohamed Khadar,

Surname: Merican

Address: No. 1, Elitis Gapura Senja Valencia, Sungai Buloh

Post town: 47000 Selangor

County / Region:

UK Postcode:

Country: Malaysia

Nationality: Malaysian

Business occupation: Company Director

Blueprint OneWorld

363a

Please complete in typescript, or in bold black capitals.

CHFP010

Annual Return

Company Number 4841085

Company Name in full ASTRO ALL ASIA NETWORKS plc

Date of this return

The information in this return is made up to

Day	Month	Year
2 2	0 7	2 0 0 4

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day	Month	Year
3 1	0 1	2 0 0 5

Registered Office

Show here the address **at the date of this return.**

10 Upper Bank Street

*Any change of registered office **must** be notified on form 287.*

Post town London

County / Region

UK Postcode E14 5JJ

Principal business activities

Show trade classification code number(s) for the principal activity or activities.

7487

If the ... give ... ac...

INVESTMENT HOLDING AND PROVISION OF MANAGEMENT SERVICES

AL6YNZPA A01 COMPANIES HOUSE 0889 27/10/04
LM3ACZA5 LD2 COMPANIES HOUSE 0020 12/10/04
AUJHJY81 A04 COMPANIES HOUSE 0458 24/08/04
COMPANIES HOUSE 31/08/04

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Register of members

If the register of members is not kept at the registered office, state here where it is kept.

Post town

County / Region | UK Postcode

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state where it is kept.

Post town

County / Region | UK Postcode

Company type

Public limited company	X
Private company limited by shares	
Private company limited by guarantee without share capital	
Private company limited by shares exempt under section 30	
Private company limited by guarantee exempt under section 30	
Private unlimited company with share capital	
Private unlimited company without share capital	

Please tick the appropriate box

Company Secretary

Details of a new company secretary must be notified on form 288a.

(Please photocopy this area to provide details of joint secretaries).

* Voluntary details.

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Name

* Style / Title: Ms

Forename(s): Rohana

Surname: Rozhan

Address: 40, Jalan TR2/1, Tropicana Golf & Country Resort ✓

Post town: Petaling Jaya 47410

County / Region | UK Postcode

Country: Malaysia

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name * Style / Title: Mr

Date of birth: Day 01 Month 05 Year 1947

Directors in the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Forename(s): Poh Ching

Surname: Tan

Address: 99 Jalan Limau Purut, Taman Bandaraya

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Post town: Kuala Lumpur 59000

County / Region:

UK Postcode:

Country: Malaysia

Nationality: Malaysian

Business occupation: Company Director

* Voluntary details.

Name * Style / Title: Mr

Date of birth: Day 02 Month 12 Year 1954

Directors in the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Forename(s): Bernard Anthony

Surname: Cragg

Address: 30 Claremont Park, Finchley

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Post town: London

County / Region:

UK Postcode: N3 1TH

Country:

Nationality: British

Business occupation: Accountant

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors in the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Name * Style / Title: Mr

Date of birth (Day Month Year): 16 05 1950

Forename(s): Khoon Ho Chye

Surname: Kuok

Address: Seriska Unit B1-4, No.3 Jalan Langgak Golf

Post town: Kulau Lumpur 55000

County / Region:

UK Postcode:

Country: Malaysia

Nationality: Malaysian

Business occupation: Company Director

* Voluntary details.

Directors in the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Name * Style / Title: Mr

Date of birth (Day Month Year): 01 10 1951

Forename(s): Augustus Ralph

Surname: Marshall

Address: No. 2, Lorong Lembah Tunku, Bukit Tunku

Post town: Kuala Lumpur 50480

County / Region:

UK Postcode:

Country: Malaysia

Nationality: Malaysian

Business occupation: Company Director

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Name * Style / Title: Dato'

Date of birth (Day Month Year): 0 9 0 5 1 9 4 4

Forename(s): Haji Badri

Surname: Haji Masri

Address: No. 6 Jalan SS5B/5, Kelana Jaya, Petaling Jaya

Post town: Selangor 47301

County / Region:

UK Postcode:

Country: Malaysia

Nationality: Malaysian

Business occupation: Company Director

* Voluntary details.

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Name * Style / Title: Dato'

Date of birth (Day Month Year): 0 7 0 5 1 9 5 6

Forename(s): Mohamed Khadar,

Surname: Merican

Address: No. 1, Elitis Gapura Senja Valencia, Sungai Buloh

Post town: 47000 Selangor

County / Region:

UK Postcode:

Country: Malaysia .

Nationality: Malaysian

Business occupation: Company Director

Blueprint

Issued share capital
Enter details of all the shares in issue at the date of this return.

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)
Ordinary 10p	1,918,758,461	£191,875846.10
Totals	1,918,758,461.00	£191,875,846.10

List of past and present shareholders
(Use attached schedule where appropriate)
A full list is required if one was not included with either of the last two returns.

There were no changes in the period ☐

	on paper	in another format
A list of changes is enclosed	☐	☐
A full list of shareholders is enclosed	☐	X

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief.

Signed [signature] Date 18 AUGUST 2004

† Please delete as appropriate.

† a director / secretary

When you have signed the return send it with the fee to the Registrar of Companies. Cheques should be made payable to **Companies House.**

This return includes ☐ continuation sheets.
(enter number)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited (MI)
10 Upper Bank Street, London
E14 5JJ Tel 020 7006 4534
DX number DX exchange

Package: 'Laserform' by Laserform International Ltd.

List of past and present shareholders
Schedule to form 363a

CHFP025

Company Number 4841085

Company Name in full ASTRO ALL ASIA NETWORKS plc (doc number 1076791)

- Changes to shareholders particulars or details of the amount of stock or shares transferred must be completed each year
- You must provide a "full list" of all the company shareholders on:
  - *The company's first annual return following incorporation;*
  - Every third annual return after a full list has been provided
- List the company shareholders in alphabetical order or provide an index
- List joint shareholders consecutively

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate)	
		Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: Clifford Chance Nominees Limited Address: 10 Upper Bank Street, London UK Postcode E14 5JJ	0	1 ordinary share of £1 each	23/07/2003
Name: Clifford Chance Secretaries Limited Address: 10 Upper Bank Street, London UK Postcode E14 5JJ	0	1 ordinary share of £1 each	23/07/2003
Name: Lim Lay Fong Address: 39 Jalan SL 6/9, Bandar Baru Sungai Long, Jalan Cheras Kajang Selangor, 43000, Malaysia UK Postcode	0	10 ordinary shares of 10p each	20/09/2003

1076791

List of past and present shareholders (Continued)

Company Number 4841085

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate): Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: Liew Wei Yee Sharon; Address: No. 8, Jalan Prima 3/4, Taman Puchong Prima Selangor 47100, Malaysia; UK Postcode	0	10 ordinary shares of 10p each	20/09/2003
Name: All Asia Media Equities Ltd; Address: c/o Level 39, Menara Maxis, Kuala Lumpur City Centre, Kuala Lumpur 50088, Malaysia; UK Postcode	0	389,085,872 ordinary shares of 10p each	22/10/2003
Name: East Asia Broadcast Network Systems NV; Address: PO Box 3141, Kaya WFG (Jombi) Mensing 36, Willemstad, Curacao, Netherlands Antilles; UK Postcode	0	162,016,400 ordinary shares of 10p each	22/10/2003
Name: Pacific Broadcast Systems NV; Address: PO Box 3141, Kaya WFG (Jombi) Mensing 36, Willemstad, Curacao, Netherlands Antilles; UK Postcode	0	54,005,486 ordinary shares of 10p each	22/10/2003
Name: Southpac Investment Limited NV; Address: PO Box 3141, Kaya WFG (Jombi) Mensing 36, Willemstad, Curacao, Netherlands Antilles; UK Postcode	0	54,005,466 ordinary shares of 10p each	22/10/2003

List of past and present shareholders
Schedule to form 363a

Package: 'Laserform', by Laserform International Ltd.

CHFP025

Company Number 4841085

Company Name in full ASTRO ALL ASIA NETWORKS plc (doc number 1076850)

- Changes to shareholders particulars or details of the amount of stock or shares transferred must be completed each year
- You must provide a "full list" of all the company shareholders on:
  - The company's first annual return following incorporation;
  - Every third annual return after a full list has been provided
- List the company shareholders in alphabetical order or provide an index
- List joint shareholders consecutively

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred (if appropriate)	
		Class and number of shares or amount of stock transferred	Date of registration of transfer
Name: Home View Limited NV Address: Kaya WFG (Jombi), Mensing 36, Curacao, Netherlands Antilles UK Postcode	0	54,005,466 ordinary shares of 10p each	22/10/2003
Name: RHB Nominees (Asing) SDN BHD Address: Level 9 Tower One, RHB Centre, Jalan Tun Razak Kuala Lumpur 50400, Malaysia UK Postcode	713,118,690 ordinary shares of 10p each		
Name Address UK Postcode			

Package: 'Laserform'
by Laserform International Ltd.

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 4841085

Company name in full ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	01	11	2004			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			84,800
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Exchange rate is 1 Malaysian Ringgit (RM) = RM 0.1432 British Pounds.

Malaysian RM3.65 per share = 0.523 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

103304

Shareholder details		Shares and share class allotted	
Name	BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD	Class of shares allotted	Number allotted
Address	6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA	ORDINARY	84,800
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 1/11/2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited	
10 Upper Bank Street	
	Tel 020 7006 1000
DX number	DX exchange

Package: 'Laserform' by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number	4841085
Company name in full	ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	28	10	2004			

Class of shares *(ordinary or preference etc)*			ORDINARY
Number allotted			143,700
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Exchange rate is 1 Malaysian Ringgit (RM) = 0.144 British Pounds
Malaysian RM 3.65 per share =0.526 pence per share

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	ORDINARY	143,700
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 4/11/2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver † Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Package: 'Laserform' by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	05	11	2004			

Class of shares *(ordinary or preference etc)*			ORDINARY
Number allotted			509,100
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.142 British Pounds

Malaysian RM 3.65 per share = 0.518 pence per share

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House receipt date barcode

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 509,100
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 8/11/2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 020 7006 1000
DX number DX exchange

Laserform International 02/00

Package: Laserform
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP026

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	10	11	2004			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			274,600
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.65 *

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1418 British Pounds.

Malaysian RM 3.65 per per share = 0.5176 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**
118458

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 274,600
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 15.11.2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 020 7006 1000
DX number DX exchange

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	19	11	2004			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			723,200
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.14236 British Pounds.

Malaysian RM 3.65 per per share = 0.5196 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 723,200
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 22/11/2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 020 7006 1000
DX number DX exchange

Laserform International 02/00

Package: 'Laserform' by Laserform International Ltd.

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From	To
	Day Month Year	Day Month Year
	22 11 2004	

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			122,900
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1417 British Pounds.

Malaysian RM 3.65 per per share = 0.5172 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh 118458**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted: ORDINARY	Number allotted: 122,900
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 23/11/2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 020 7006 1000
DX number DX exchange

Package: 'Laserform' by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)

From Day	From Month	From Year	To Day	To Month	To Year
23	11	2004			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			198,500
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65 *

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1416 British Pounds.

Malaysian RM 3.65 per per share = 0.5168 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**
118458

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD	Class of shares allotted	Number allotted
Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA	ORDINARY	198,500
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 24/11/2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 02/00

Package: 'Laserform' by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	25	11	2004			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			224,300
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.13991 British Pounds.

Malaysian RM 3.65 per per share = 0.5107 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Shareholder details	Shares and share class allotted	
Name BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 224,300
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 25/11/2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 020 7006 1000
DX number DX exchange

Package: 'Laserform'
by Laserform International Ltd.

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number: 4841085

Company name in full: Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	30	11	2004			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			69,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65 *

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.13913 British Pounds.

Malaysian RM 3.65 per per share = 0.5078 pence per share.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House receipt date barcode

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Shareholder details	Shares and share class allotted	
Name BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 69,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 30/11/2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 02/00

by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	02	12	2004			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			116,200
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1361 British Pounds.

Malaysian RM 3.65 per per share = 0.4968 pence per share.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House receipt date barcode

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Shareholder details	Shares and share class allotted	
Name BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 116,200
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 2/12/2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 020 7006 1000
DX number DX exchange

Laserform International 02/00

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	07	12	2004			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			142,900
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.65 *

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.13577 British Pounds.

Malaysian RM 3.65 per per share = 0.4956 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**
118458

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted: ORDINARY	Number allotted: 142,900
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ Date 7/12/2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 02/00

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	09	12	2004			

Class of shares *(ordinary or preference etc)*			ORDINARY
Number allotted			123,700
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

* Exchange rate is 1	Malaysian Ringgit (RM) =	British Pounds
Malaysian RM	per share =	pence per share

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Shareholder details	Shares and share class allotted	
Name BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 123,700
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed Date 9/12/2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 02/00

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If s' ¯ 's were allotted on one date ent**e**r that date in the "from" box)*	14	12	2004			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			207,600
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.65 *

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If ⁻ˋe allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.13 British Pounds.
Malaysian RM 3.65 per per share = 0.47 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Shareholder details	Class of shares allotted	Number allotted
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	ORDINARY	207,600
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 14/12/2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 02/00

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	16	12	2004			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			64,900
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1355 British Pounds.

Malaysian RM 3.65 per per share = 0.4946 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	ORDINARY	64,900
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 16/12/2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 020 7006 1000
DX number DX exchange

Package: 'Laserform' by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	20	12	2004			

Class of shares *(ordinary or preference etc)*			ORDINARY
Number allotted			107,200
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

* Exchange rate is 1 Malaysian Ringgit (RM) = 0.13 British Pounds

Malaysian RM3.65 per share = 0.49 pence per share

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House receipt date barcode

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 107,200
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 20/12/2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 02/00

Package: 'Laserform' by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number: 4841085

Company name in full: ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	22	12	2004			

Class of shares *(ordinary or preference etc)*			ORDINARY
Number allotted			38,900
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

* Exchange rate is 1 Malaysian Ringgit (RM) = 0.1365 British Pounds

Malaysian RM3.65 per share = 0.4982 pence per share

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House receipt date barcode

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD	Class of shares allotted	Number allotted
Address 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN	ORDINARY	38,900
50200 KUALA LUMPUR, MALAYSIA		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______ Date 29/12/2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 02/00

Package: 'Laserform' by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	28	12	2004			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			111,600
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.13625 British Pounds.

Malaysian RM 3.65 per per share = 0.4973 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted: ORDINARY	Number allotted: 111,600
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 30/12/2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 020 7006 1000
DX number DX exchange

Laserform International 02/00

Package: 'Laserform'
by Laserform International Ltd.

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	04	01	2005			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			103,800
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1381 British Pounds.

Malaysian RM 3.65 per per share = 0.5040 pence per share.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House receipt date barcode

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 103,800
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 4/01/2005.

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited	
10 Upper Bank Street	
	Tel 020 7006 1000
DX number	DX exchange

by Laserform International Ltd.

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	04	01	2005			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			100,400
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.1381 British Pounds.

Malaysian RM 3.65 per per share = 0.5040 pence per share.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Shareholder details	Shares and share class allotted	
Name BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 100,400
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 6/01/2005.

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 02/00

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	Month	Year	To Day	Month	Year
	06	01	2005			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			12,600
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65 *

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.13965 British Pounds.

Malaysian RM 3.65 per per share = 0.5097 pence per share.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House receipt date barcode

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	Class of shares allotted ORDINARY	Number allotted 12,600
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 6/1/2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
Tel 020 7006 1000
DX number DX exchange

Laserform International 02/00

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	10	01	2005			

Class of shares *(ordinary or preference etc)*			Ordinary
Number allotted			49,300
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.65 *

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.14063 British Pounds.

Malaysian RM 3.65 per per share = 0.5133 pence per share.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House receipt date barcode

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	ORDINARY	49,300
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 10/1/2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 02/00

by Laserform International Ltd.

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 4841085

Company name in full Astro All Asia Networks plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From: Day	Month	Year	To: Day	Month	Year
	14	01	2005			

Class of shares (ordinary or preference etc)			Ordinary
Number allotted			43,200
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.13991 British Pounds

Malaysian RM 3.65 per per share = 0.5107 pence per share.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House receipt date barcode

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

118458

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: BURSA MALAYSIA DEPOSITORY NOMINEES SDN BHD Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA UK Postcode	ORDINARY	43,200
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 14/1/2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited

10 Upper Bank Street

Tel 020 7006 1000

DX number DX exchange

Laserform International 02/00

ASTRO ALL ASIA NETWORKS plc

Register of Directors and Secretaries

Name	**Mohamed Khadar, Merican**
Address	No. 1, Elitis Gapura Senja Valencia, Sungai Buloh 47000 Selangor, Malaysia
Folio Ref	MERICA-DMK

Date of Birth	07/05/1956
Occupation	Company Director
Nationality	Malaysian

Current Appointments

Date Appointed	Appointed As	Notes
22/08/2003	Director	

We hereby certify this to be a true copy of the original.
d Chance 18/1/05
ed Liability Partnership
pper Bank Street
London E14 5JJ

ASTRO ALL ASIA NETWORKS plc

Register of Substantial Interests

Date
10/05/2004

Registration No
4841085

We hereby certify this to be a true copy of the original.
Signed [signature]
Clifford Chance 18/11/05
Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

Name	Stephens, Hj. Affendi Bin Tun Hj. Mohd Fuad
Address	2A Jalan 4L Ampang Jaya 68000, Selangor Darul Ehsan, Malaysia
Folio Ref	STEPH-HABT

Material interests

£0.10 Ordinary shares

Date of Entry	Date of Event	Notified On	Notification Details	Shares Acquired	Shares Disposed	Total Interest Held	Total Voting Shares	% After
22/09/2003	22/09/2003	22/09/2003	Notification Letter - indirect holding represented by an interest in the companies which hold shares.	177,446,535		177,446,535	1,185,548,576	14.967%
22/10/2003	22/10/2003	22/10/2003	Notification letter - further shares issued to Khazanah Nasional Berhad.	0	0	177,446,535	1,410,358,461	12.582%
22/10/2003	22/10/2003	22/10/2003	Event - shares issued to Malaysian Central Depository Nominees SDN BHD inpreparation of the IPO on 29 October 2003.	0	0	177,446,535	1,918,758,461	9.248%
22/10/2003	22/10/2003	22/10/2003	Notification Letter - 250,000 indirect holding shares registered in Bumiputra-Commerce Nominees (Tempatan) SDN. BHD. Beneficial owner of said shares.	250,000		177,696,535	1,918,758,461	9.261%
07/04/2004	05/04/2004	07/04/2004	Notification Letter - disposal of 10,000 shares registered in the name of Bumiputra-Commerce Nominees (Tempatan) SDN. BHD.		10,000	177,686,535	1,918,758,461	9.260%
07/04/2004	06/04/2004	07/04/2004	Notification Letter - disposal of 15,000 shares registered in the name of Bumiputra-Commerce Nominees (Tempatan) SDN. BHD. Balance 225,000 shares.		15,000	177,671,535	1,918,758,461	9.260%
21/04/2004	21/04/2004	21/04/2004	Notification Letter - disposal of 5,000 shares registered in the name of Bumiputra-Commerce Nominees (Tempatan) SDN. BHD. Balance 220,000 shares.		5,000	177,666,535	1,918,758,461	9.259%
08/09/2004	17/08/2004 to 03/09/2004	08/09/2004	Notification Letter - disposal of 160,000 shares registered in the name of Bumiputra-Commerce Nominees (Tempatan) SDN. BHD. Balance 60,000 shares.		160,000	177,506,535	1,918,758,461	9.251%



Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 09/09/2004 18:16:59
Reference No AA-040908-68875

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **ASTRO ALL ASIA NETWORKS plc**
*	Stock name	: **ASTRO**
*	Stock code	: **5076**
*	Contact person	: **SHARON LIEW**
*	Designation	: **MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Announcement pursuant to Paragraph 9.39 (Change in the interest of substantial shareholder of a foreign corporation) of Bursa Malaysia Securities Berhad Listing Requirements

* **Contents :-**

We wish to announce that the Company has on 8 September 2004 today received a notification of change in the interest in the shares of the Company pursuant to Section 198 to 202 of the United Kingdom Companies Act, 1985 from Tuan Hj. Affendi Bin Tun Hj. Mohd. Fuad Stephens ("HA"), a substantial shareholder of the Company. The particulars of change as notified are as follows:-

Disposal of 160,000 ordinary shares of 10 pence each ("ASTRO Shares") representing 0.008% of the total issued share capital of ASTRO at the various dates set out below. The shares were registered in the name of Bumiputra-Commerce Nominees (Tempatan) Sdn Bhd for HA as beneficial owner.

Date	No. of shares disposed
17 August 2004	20,000
18 August 2004	20,000
24 August 2004	20,000
25 August 2004	20,000
27 August 2004	10,000
30 August 2004	10,000
2 September 2004	40,000

3 September 2004	20,000
Total :	160,000

Immediately prior to the above disposals, HA had equity interest in 220,000 ASTRO Shares and deemed equity interest in 177,446,535 ASTRO Shares representing 0.011% and 9.25% of the total issued share capital of the Company, respectively. There is no change in the particulars relating to the 177,446,535 Astro Shares. The above disposals have resulted in a decrease in HA's interest in ASTRO Shares to 177,506,535 ASTRO Shares representing 9.25% of the issued share capital of the Company.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Form Version 2.0

Financial Results

Submitted by ASTRO ALL ASIA NETWORKS PLC on 10/09/2004 18:11:19
Reference No AA-040910-63806

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **ASTRO ALL ASIA NETWORKS plc**
* Stock name : **ASTRO**
* Stock code : **5076**
* Contact person : **SHARON LIEW**
* Designation : **MANAGER, SECRETARIAL**

Part A1 : QUARTERLY REPORT

* **Quarterly report for the financial period ended** : **31/07/2004**
* **Quarter** : ○ 1 Qtr ● 2 Qtr ○ 3 Qtr ○ 4 Qtr ○ Other
* **Financial Year End** : **31/01/2005**
* **The figures** : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:



Q2 Jul 04 Bursa Malaysia Quarter Report_ASTR(

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31/07/2004**

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
	31/07/2004	31/07/2003	31/07/2004	31/07/2003
	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000

1	Revenue	423,455	339,097	814,525	649,509
2	Profit/(loss) before tax	54,799	-12,966	94,033	-25,437
3	Profit/(loss) after tax and minority interest	33,400	-17,701	53,128	-31,238
4	Net profit/(loss) for the period	33,400	-17,701	53,128	-31,238
5	Basic earnings/(loss) per share (sen)	1.74	-1.49	2.77	-2.63
6	Dividend per share (sen)	0.00	0.00	0.00	0.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net tangible assets per share (RM)	0.5600	0.5400

Remarks :

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		31/07/2004	31/07/2003	31/07/2004	31/07/2003
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	93,827	23,501	149,604	50,924
2	Gross interest income	8,938	1,175	19,937	2,846
3	Gross interest expense	41,987	25,621	63,170	52,062

Remarks :

Note: The above information is for the Exchange internal use only.

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE SECOND QUARTER ENDED 31 JULY 2004

ANNOUNCEMENT

The Board of Directors of ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "the Company") is pleased to announce the following unaudited consolidated results for the second quarter ended 31 July 2004 which should be read in conjunction with the non-statutory IFRS financial information and the audited statutory financial statements presented for the financial year ended 31 January 2004. (Note : Information on the Company and its subsidiaries ("the Group") relating to individual and cumulative quarter ended 31 July 2003 has been presented on a proforma basis for purposes of comparison.)

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS

	Note	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		QUARTER ENDED 31/07/2004 Actual	QUARTER ENDED 31/07/2003 Proforma	SIX MTHS ENDED 31/07/2004 Actual	SIX MTHS ENDED 31/07/2003 Proforma
		RM'm	RM'm	RM'm	RM'm
Revenue	8	423.5	339.1	814.5	649.5
Cost of sales		(234.3)	(255.6)	(496.1)	(483.3)
Gross profit		189.2	83.5	318.4	166.2
Other operating income					
- Gain on dispute settlement		-	13.0	-	23.1
- Other income		1.6	1.2	2.6	2.7
Marketing and distribution costs		(32.7)	(36.3)	(63.0)	(63.0)
Administrative expenses		(64.3)	(37.9)	(108.4)	(78.0)
Profit from operations	8	93.8	23.5	149.6	51.0
Finance costs (net)		(38.2)	(36.1)	(53.7)	(75.4)
Results from investment in associates :					
- Share of results before tax		0.2	0.1	0.1	0.1
- Amortisation of goodwill		(1.0)	(0.5)	(2.0)	(1.1)
Losses from investment in associates		(0.8)	(0.4)	(1.9)	(1.0)
Profit/(loss) from ordinary activities before taxation [1]		54.8	(13.0)	94.0	(25.4)
Taxation	15	(21.4)	(4.7)	(40.9)	(5.8)
Profit/(loss) from ordinary activities after taxation		33.4	(17.7)	53.1	(31.2)
Minority interest		-	-	-	-
Net profit/(loss)		33.4	(17.7)	53.1	(31.2)

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE SECOND QUARTER ENDED 31 JULY 2004

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS (continued)

	Note	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		QUARTER ENDED 31/07/2004 Actual	QUARTER ENDED 31/07/2003 Proforma	SIX MTHS ENDED 31/07/2004 Actual	SIX MTHS ENDED 31/07/2003 Proforma
Earnings/(loss) per share:	26	Sen	Sen	Sen	Sen
- Basic		1.74	(1.49)	2.77	(2.63)
- Diluted*		1.74	**	2.76	**

(*) The diluted earnings per share is calculated based on the dilutive effects of options granted over 29,751,000 ordinary shares under the Employee Share Option Scheme ("ESOS").

(**) There is no diluted loss per share for the individual and cumulative quarter ended 31 July 2003 as there are no dilutive potential ordinary shares.

Note

(1) The profit/(loss) from ordinary activities before taxation has been arrived at after charging:

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 31/07/2004 Actual	QUARTER ENDED 31/07/2003 Proforma	SIX MTHS ENDED 31/07/2004 Actual	SIX MTHS ENDED 31/07/2003 Proforma
	RM'm	RM'm	RM'm	RM'm
Depreciation of property, plant and equipment	19.4	22.5	38.9	49.3
Amortisation of film library and programme rights	33.5	19.0	58.7	32.5
Amortisation of other intangible assets – software costs	1.1	1.4	2.2	3.0
Impairment of property, plant and equipment	0.8	-	0.8	-
Impairment of other intangible assets – software costs	-	-	0.4	-



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE SECOND QUARTER ENDED 31 JULY 2004

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	Note	AS AT 31/07/2004 Actual RM'm	AS AT 31/01/2004 Actual RM'm
NON-CURRENT ASSETS			
Property, plant and equipment	9	**306.8**	339.0
Associates [(1)]		**20.7**	22.6
Deferred tax assets		**571.7**	602.8
Film library and programme rights		**275.8**	280.4
Other intangible assets [(2)]		**78.8**	58.1
		1,253.8	1,302.9
CURRENT ASSETS			
Inventories		**45.3**	36.7
Receivables and prepayments		**279.5**	270.4
Tax recoverable		**7.5**	7.5
Deposits, cash and bank balances		**1,142.0**	1,740.3
		1,474.3	2,054.9
CURRENT LIABILITIES			
Borrowings (interest bearing)	19	**28.5**	281.4
Payables		**641.6**	668.7
Provision for liabilities and charges		**-**	5.0
Tax liabilities		**2.8**	1.4
		672.9	956.5
NET CURRENT ASSETS		**801.4**	1,098.4
NON-CURRENT LIABILITIES			
Borrowings (interest bearing)	19	**554.9**	949.4
Payables		**28.1**	39.7
Deferred tax liabilities		**25.6**	17.6
		608.6	1,006.7
NET ASSETS		**1,446.6**	1,394.6
CAPITAL AND RESERVES			
Share capital		**1,189.5**	1,189.5
Share premium		**2,108.1**	2,108.1
Merger reserves		**518.4**	518.4
Exchange reserves		**0.3**	1.4
Accumulated losses		**(2,369.7)**	(2,422.8)
		1,446.6	1,394.6
NET TANGIBLE ASSETS PER SHARE (RM)[(3)]		**0.56**	0.54

Notes:

(1) Associates include goodwill on acquisition of an associate with net book value of RM15.7 m (31/01/2004: RM17.7m).

(2) Other intangible assets include software costs, management rights, prepayments and goodwill on consolidation with net book value of RM37.2m, RM2.8m, RM38.5m and RM0.3m (31/01/2004: RM10.6m, RM2.8m, RM44.3m and RM0.4m) respectively.

(3) Net tangible assets represent net assets less other intangible assets, film library and programme rights and goodwill included in investment in associates. Net assets of the Group of RM1,446.6m (31/01/2004: RM1,394.6m) are stated after deducting total set-top box and receiving equipment subsidies to-date of RM1,245.0m (31/01/2004: RM1,129.1m).



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE SECOND QUARTER ENDED 31 JULY 2004

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Six months ended 31/07/2004 Actual	Issued and fully paid ordinary shares of £0.10 each: Number of shares	Nominal value	Non-distributable: Share premium	Merger reserves	Exchange reserves	Accumulated losses	Total
	Million	RM'm	RM'm	RM'm	RM'm	RM'm	RM'm
As at 1 February 2004	1,918.7	1,189.5	2,108.1	518.4	1.4	(2,422.8)	1,394.6
Foreign exchange differences	-	-	-	-	(1.1)	-	(1.1)
Net profit for the period	-	-	-	-	-	53.1	53.1
Balance as at 31 July 2004	1,918.7	1,189.5	2,108.1	518.4	0.3	(2,369.7)	1,446.6

Six months ended 31/07/2003 Proforma	Issued and fully paid ordinary shares of £0.10 each: Number of shares	Nominal Value	Non-distributable: RCPS (equity component)	Merger reserves	Exchange reserves	Accumulated losses	Total
	Million	RM'm	RM'm	RM'm	RM'm	RM'm	RM'm
As at 1 February 2003 as if the Company was incorporated on 1 February 2003	1,185.5	724.4	17.2	518.4	(0.1)	(2,445.1)	(1,185.2)
Net loss for the period	-	-	-	-	-	(31.2)	(31.2)
Balance as at 31 July 2003	1,185.5	724.4	17.2	518.4	(0.1)	(2,476.3)	(1,216.4)



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE SECOND QUARTER ENDED 31 JULY 2004

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	CUMULATIVE QUARTER	
	SIX MTHS ENDED 31/07/2004 Actual	SIX MTHS ENDED 31/07/2003 Proforma
	RM'm	RM'm
CASH FLOWS FROM OPERATING ACTIVITIES		
Net profit/(loss)	53.1	(31.2)
Contra arrangements – revenue	(2.8)	(3.2)
Amortisation of film library and programme rights	58.7	32.5
Amortisation of other intangible assets – software costs	2.2	3.0
Depreciation of property, plant and equipment	38.9	49.3
Gain on disposal of property, plant and equipment	(0.2)	(0.1)
Loss on disposal of other intangible assets – software costs	-	0.1
Impairment of other intangible assets – software costs	0.4	-
Impairment of property, plant and equipment	0.8	-
Interest income	(19.9)	(2.8)
Interest expense	39.8	52.1
Interest on early redemption of Bonds	23.4	-
Accretion of RCPS yield	-	20.3
Taxation	40.9	5.8
Losses from investment in associates	1.9	1.0
Unrealised foreign exchange loss/(gain)	0.1	(0.4)
	237.3	126.4
Changes in working capital:		
Film library and programme rights	(50.8)	(62.6)
Inventories	(8.6)	13.9
Receivables and prepayments	(8.1)	(25.8)
Payables	(36.7)	(0.9)
Provision for liabilities and charges	(5.0)	(29.7)
	128.1	21.3
Income tax paid	(0.4)	(0.2)
Interest received	20.3	3.0
Net cash flow from operating activities	148.0	24.1



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE SECOND QUARTER ENDED 31 JULY 2004

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT (continued)

	CUMULATIVE QUARTER	
	SIX MTHS ENDED 31/07/2004 Actual	SIX MTHS ENDED 31/07/2003 Proforma
	RM'm	RM'm
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of remaining interest of a subsidiary		(0.4)
Investment in associates	-	(9.4)
Purchase of property, plant and equipment	(19.9)	(18.0)
Acquisition of intangibles	(16.6)	(1.0)
Proceeds from disposal of property, plant and equipment	0.3	0.4
Net cash flow from investing activities	(36.2)	(28.4)
CASH FLOWS FROM FINANCING ACTIVITIES		
Interest paid	(33.8)	(30.4)
Interest paid on early redemption of Bonds	(23.4)	-
Proceeds from borrowings	0.4	24.7
Receipts of corporate advances	-	32.8
Repayment of finance lease liabilities	(13.1)	(11.9)
Repayment of borrowings	(640.3)	(17.8)
Net cash flow from financing activities	(710.2)	(2.6)
Net effect of currency translation on cash and cash equivalents	0.1	(0.1)
NET MOVEMENT IN CASH AND CASH EQUIVALENTS	(598.3)	(7.0)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	1,740.3	238.8
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	1,142.0	231.8



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE SECOND QUARTER ENDED 31 JULY 2004

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH MASB STANDARD 26, PARAGRAPH 16

1. BASIS OF PREPARATION

The quarterly report has been prepared in accordance with the reporting requirements as set out in Malaysian Accounting Standards Board ("MASB") Standard No. 26 – "Interim Financial Reporting" and paragraph 9.22 of the Bursa Malaysia Securities Berhad ("Bursa Malaysia") Listing Requirements and should be read in conjunction with the non-statutory IFRS financial information and the audited statutory financial statements presented for the financial year ended 31 January 2004.

The accounting policies used by the Group in the quarterly report comply with the principles of the International Financial Reporting Standards ("IFRS") adopted by the International Accounting Standards Board ("IASB") and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB. The quarterly report has been prepared based on the accounting policies and methods of computation consistent with those adopted in the preparation of the non-statutory IFRS financial information which was presented in conjunction with the audited statutory financial statements for the financial year ended 31 January 2004. The non-statutory IFRS financial information has been presented for consistency and comparability of financial information presented previously in the prospectus dated 1 October 2003 and previous quarterly reports.

As ASTRO was incorporated under the United Kingdom Companies Act, 1985, ASTRO is required to prepare and present audited financial statements in accordance with the United Kingdom Companies Act, 1985 and applicable accounting standards in the United Kingdom ("UK GAAP"). Accordingly, the audited statutory financial statements for the financial year ended 31 January 2004 have been prepared under UK GAAP.

On 20 September 2003, as part of the restructuring under the listing exercise, ASTRO acquired the entire share capital of AAAN (Bermuda) Limited (formerly known as ASTRO ALL ASIA NETWORKS Limited). The business combination of ASTRO and AAAN (Bermuda) Limited is accounted for using the principle of uniting of interests (merger accounting). As such, certain comparatives for the consolidated financial results of ASTRO and its subsidiaries ("the Group") which includes the period prior to the incorporation of ASTRO, have been presented on proforma basis for illustrative purposes to show the financial results of the Group as if the Group had been in existence throughout the entire period commencing 1 February 2003.

A reconciliation to amounts prepared in accordance with the Malaysian Generally Accepted Accounting Practice and UK GAAP is disclosed in Note 27.

2. QUALIFICATION OF PRECEDING ANNUAL AUDITED STATUTORY FINANCIAL STATEMENTS

There was no qualification to the preceding annual audited statutory financial statements.

3. SEASONAL / CYCLICAL FACTORS

The principal periods which are significantly affected by seasonality and cyclical factors for the Group are the 1st and 4th quarters.

4. UNUSUAL ITEMS

In the quarter under review, the profit from ordinary activities before taxation has been adversely impacted by net RM21.4m made up of the following one-time and non-recurring items:

- Cost of sales - RM17.2m write-back of accrued interest charges on lease payments for the All Asia Broadcast Centre site, based on the new agreement signed in July 2004.
- Administrative expenses - accruals for one-time and non-recurring operating expenses amounting to RM15.2m.
- Finance costs - RM23.4m interest payable on the early redemption of RM350m of Bonds as disclosed in Note 6.

5. MATERIAL CHANGES IN ESTIMATES OF AMOUNTS REPORTED

There were no significant changes in estimates of amounts reported in the prior interim period of the current financial year or in the prior financial year.

6. MOVEMENTS IN DEBT/EQUITY SECURITIES

DATE	NATURE OF DEBT/EQUITY SECURITY	NUMBER OF SHARES	PAR VALUE	ISSUED	REDEEMED / CONVERTED/ REPAID
		Million		RM'm	RM'm
Private debt securities ("PDS")					
14/06/2004	Repayment of medium term notes*	-	-	-	220.0
15/06/2004	Early redemption of Bonds**	-	-	-	350.0

Notes:

(*) RM220 million medium term notes were settled on the maturity date of 14 June 2004.

(**) MEASAT Broadcast Network Systems Sdn Bhd ("MBNS"), a wholly-owned subsidiary of ASTRO, proposed the early redemption of RM350 million of Bonds together with a RM23.4 million interest payable for this early redemption. The bondholders accepted the proposal at an extraordinary general meeting held on 8 June 2004 which was then approved by the Securities Commission on the same date. The amounts were paid on 15 June 2004.

Other than as disclosed above, there are no issuances, cancellation, repurchases, resale and repayment of debt and equity securities during the quarter under review.

7. DIVIDENDS PAID

There were no dividends paid during the current quarter.

8. SEGMENT RESULTS AND REPORTING

The Group is organised in the following business segments:

- Multi channel television – provides multi channel Direct-to-Home subscription television and related interactive television services.
- Radio – provides radio broadcasting services.
- Celestial – the ownership of a Chinese filmed entertainment library and the aggregation and distribution of the library and related content.
- Others – a magazine publishing business; interactive content business for the mobile telephony platform; Malaysian film production business; talent management; creation of animation content; ownership of buildings and investment holding companies.

Inter-segment revenue represents transfer between segments and is eliminated on consolidation. These transfers are accounted for in the segments at estimated competitive market prices that would be charged to unaffiliated customers for similar goods and services.



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE SECOND QUARTER ENDED 31 JULY 2004

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH MASB STANDARD 26, PARAGRAPH 16

8. SEGMENT RESULTS AND REPORTING (continued)

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 31/07/04 Actual	QUARTER ENDED 31/07/03 Proforma	SIX MTHS ENDED 31/07/04 Actual	SIX MTHS ENDED 31/07/03 Proforma
	RM'm	RM'm	RM'm	RM'm
Revenue				
Multi channel television				
External revenue	377.0	304.1	727.8	585.6
Inter-segment revenue	-	-	0.1	-
Multi channel television revenue	377.0	304.1	727.9	585.6
Radio				
External revenue	29.9	25.4	56.7	45.5
Inter-segment revenue	0.9	1.0	1.5	1.9
Radio revenue	30.8	26.4	58.2	47.4
Celestial				
External revenue	11.9	5.7	19.0	11.1
Inter-segment revenue	2.0	2.4	4.4	3.1
Celestial revenue	13.9	8.1	23.4	14.2
Others				
External revenue	4.7	3.9	11.0	7.3
Inter-segment revenue	23.2	8.2	46.7	16.5
Others revenue	27.9	12.1	57.7	23.8
Total reportable segments	449.6	350.7	867.2	671.0
Eliminations	(26.1)	(11.6)	(52.7)	(21.5)
Total group revenue	423.5	339.1	814.5	649.5
Profit from operations by segment				
Multi channel television	102.6	27.4	170.6	66.0
Radio	12.9	13.8	22.4	20.6
Celestial	(14.4)	(15.9)	(30.7)	(29.7)
Others	(2.1)	4.6	(1.8)	6.1
Inter-segment eliminations	(5.2)	(6.4)	(10.9)	(12.0)
Profit from operations	93.8	23.5	149.6	51.0

9. VALUATIONS OF PROPERTY, PLANT AND EQUIPMENT

There were no revaluations of property, plant and equipment during the current quarter. As at 31 July 2004, all property, plant and equipment were stated at cost less accumulated depreciation.

10. MATERIAL EVENTS SUBSEQUENT TO THE END OF THE FINANCIAL PERIOD

Option to subscribe for up to 25% of the enlarged issued and paid-up capital of Advanced Wireless Technologies Sdn Bhd ("AWT"), a wholly-owned subsidiary of Maxis Communications Berhad ("Maxis")

On 25 May 2004, MBNS Multimedia Technologies Sdn Bhd ("MMT"), a wholly-owned subsidiary of the Group, exercised an option to subscribe at par for 25% of the enlarged issued and paid-up capital of AWT ("Option"). The completion of the Option is subject to certain terms and conditions and on completion, MMT will subscribe for 833,334 ordinary shares of RM1.00 each in AWT for a total subscription price of RM833,334 in cash which will result in AWT becoming an associate of the Group. Following the completion of the Option, MMT is required to contribute RM25 million as its share of equity capitalisation of UMTS (Malaysia) Sdn Bhd ("UMTS"), a wholly-owned subsidiary of AWT. UMTS was awarded the third generation digital wireless communications systems ("3G") Spectrum Assignment for 15 years commencing from 2 April 2003 by the Malaysian Communications and Multimedia Commission ("MCMC") and has a RM100 million capitalisation requirement by MCMC.

On 19 August 2004, MMT completed the exercise of the Option with the payment of subscription monies totalling RM833,334 to AWT for the issuance and allotment of 833,334 ordinary shares of RM1.00 each, representing 25% of the enlarged issued and paid-up share capital of AWT.

Maxis, AWT and MMT have on 23 August 2004 finalised and agreed to the terms of the shareholders' agreement which was executed on 25 August 2004. The shareholders' agreement is to give effect to the parties' intentions and to regulate their relationship as shareholders of AWT and the conduct of business and affairs of AWT and UMTS.

Other than as disclosed above, there were no material subsequent events as at 10 September 2004.

11. CHANGES IN THE COMPOSITION OF THE GROUP

<u>Acquisition of a subsidiary</u>

Acquisition of Celestial Media Limited ("CML")

On 21 July 2004, Celestial Pictures Limited, a subsidiary of the Group, acquired the beneficial interests over 200,000 ordinary shares of HK$1 each representing the entire issued share capital of CML, a company incorporated in Hong Kong.

Other than as disclosed above, there have been no other significant changes in the composition of the Group in the current quarter.

12. CONTINGENT LIABILITIES AND CONTINGENT ASSETS

(a) Contingent liabilities

As at 31 July 2004, the Group has provided guarantees to third parties amounting to RM1.6m in respect of licence fees payable by third parties.

(b) Contingent assets

There were no contingent assets as at 31 July 2004.

13. COMMITMENTS

As at 31 July 2004, the Group has the following known commitments:

	Authorised and		
	Contracted for	Not contracted for	Total
	RM'm	RM'm	RM'm
Property, plant and equipment	11.6	87.7	99.3
Investment in and advances to associates	43.9	-	43.9
Film library and programme rights	54.9	86.2	141.1
Non-cancellable operating lease	31.5	-	31.5
	141.9	173.9	315.8

14. SIGNIFICANT RELATED PARTY DISCLOSURES

The Group has entered into a variety of related party transactions with companies directly or indirectly controlled by or associated with Usaha Tegas Sdn Bhd ("UTSB") as well as companies or entities directly or indirectly controlled by or associated with Ananda Krishnan Tatparanandam or in which he is deemed to have an interest, both of whom are deemed substantial shareholders of the Company. UTSB is ultimately controlled by the trustee of a discretionary trust, the beneficiaries of which are members of the family of Ananda Krishnan Tatparanandam and foundations including those for charitable purposes.

The principal company associated with UTSB is Maxis Communications Berhad. MAI Holdings Sdn Bhd is ultimately controlled by Ananda Krishnan Tatparanandam.

Related parties	Relationship
Maxis Mobile Sdn Bhd	Subsidiary of Maxis Communications Berhad
Maxis Broadband Sdn Bhd	Subsidiary of Maxis Communications Berhad
UTSB Management Sdn Bhd	Subsidiary of Usaha Tegas Sdn Bhd
All Asia Radio Technologies Sdn Bhd	Associate of Usaha Tegas Sdn Bhd
Binariang Satellite Systems Sdn Bhd	Subsidiary of MAI Holdings Sdn Bhd

In addition to significant related party transactions disclosed elsewhere in this report, the following significant transactions were carried out with the following related parties:

	TRANSACTIONS FOR THE CUMULATIVE SIX MTHS ENDED 31/07/04 Actual RM'm	AMOUNTS (*) DUE FROM/(TO) AS AT 31/07/04 Actual RM'm
(a) Sales of goods and services		
Multimedia and interactive sales to: Maxis Mobile Sdn Bhd	**2.1**	**0.5**
(b) Purchases of goods and services		
Personnel and strategic consultancy services from: UTSB Management Sdn Bhd	**4.3**	**(2.5)**
Marketing, programming and other management services from: All Asia Radio Technologies Sdn Bhd	**4.8**	**(4.8)**
Telecommunication services from: Maxis Broadband Sdn Bhd	**2.7**	**(2.7)**
Expenses related to finance lease: Binariang Satellite Systems Sdn Bhd	**9.5**	**(9.5)**

Note: (*) Represents amounts outstanding on transactions entered into during the six months ended 31 July 2004.

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

15. TAXATION

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 31/07/04 Actual	QUARTER ENDED 31/07/03 Proforma	**SIX MTHS ENDED 31/07/04 Actual**	SIX MTHS ENDED 31/07/03 Proforma
	RM'm	RM'm	**RM'm**	RM'm
Current tax	**1.6**	0.1	**1.8**	0.2
Deferred tax	**19.8**	4.6	**39.1**	5.6
	21.4	4.7	**40.9**	5.8

The Group's effective tax rate for the quarter under review ended 31 July 2004 of 39.0% is higher than the Malaysian statutory tax rate of 28%, mainly due to losses in foreign subsidiaries and certain Malaysian subsidiaries not available for relief at Group level and non-deductibility of certain items for tax purposes. The total taxation of RM21.4m includes a net reversal of RM19.8m of the Group's deferred tax assets, leaving RM571.7m as the Group's deferred tax asset balance.

16. PROFIT/(LOSS) ON SALES OF UNQUOTED INVESTMENTS AND/OR PROPERTIES

There were no sales of unquoted investments and/or properties during the quarter.

17. QUOTED SECURITIES

There were no quoted securities acquired or disposed during the quarter.

18. STATUS OF CORPORATE PROPOSALS ANNOUNCED

(a) Status of corporate proposal announced during the quarter

Other than as disclosed in Note 10, there were no incomplete corporate proposals as at 10 September 2004.

18. STATUS OF CORPORATE PROPOSALS ANNOUNCED (continued)

(b) Status of utilisation of proceeds raised from the Initial Public Offering

The status of the utilisation of the proceeds as at 10 September 2004 from the Initial Public Offering ("IPO") is as follows:

	Proposed utilisation of IPO proceeds (*)	Utilised to date	Amounts outstanding
	RM'm	RM'm	RM'm
Repayment of a private debt securities facility (**)	632.4	(632.4)	-
Repayment of a foreign export credit agency structured trade ("ECA") facility	77.1	(77.1)	-
Repayment of bearer promissory notes (***)	74.4	(74.4)	-
Part repayment of a syndicated term loan facility	551.0	(551.0)	-
Payment for equity in associate, TVBPH	19.0	-	19.0
Listing expenses	110.4	(102.6)	7.8
Working capital / general corporate purposes (**)	565.6	(80.9)	484.7
	2,029.9	(1,518.4)	511.5

Note:

(*) Estimated utilisation as set out in ASTRO's prospectus dated 1 October 2003 adjusted for the final retail price of RM3.65 per share (being 90% of the final institution price of RM4.06 per share which was fixed on 11 October 2003).

(**) Following the full repayment of the private debt securities facility (see Note 6), the balance of RM29.4 million remaining on the proposed utilisation of the IPO proceeds for the repayment of private debt securities facility has been transferred for working capital / general corporate purposes.

(***) On 29 October 2003, the bearer promissory notes were redeemed via the issuance of bearer bills of exchange by the Company. The bearer bills of exchange were repaid on 14 November 2003 from the IPO proceeds.

19. GROUP BORROWINGS AND DEBT SECURITIES

The amounts of Group borrowings and debt securities as at 31 July 2004 are as follows:

	Short Term	Long Term	Total
	RM'm	RM'm	RM'm
Secured			
Bank loan[1]	0.4	-	0.4
BPI Facilities[2]	-	44.9	44.9
USD term loan[3] – USD114.7m	-	435.9	435.9
Finance lease liabilities[4]	28.1	74.1	102.2
	28.5	554.9	583.4

Notes:

(1) A standby letter of credit has been provided as security for the bank loan.

(2) All assets of MBNS and MEASAT Digicast Sdn Bhd ("Digicast"), subsidiaries of ASTRO, are pledged as security on a pari passu basis to the PDS, ECA and BPI Facilities. Following the repayment of the ECA and PDS Facilities on 7 June 2004 and 15 June 2004 respectively, steps are being undertaken to discharge the securities created under the ECA and PDS Facilities.

The rights, title, interest and benefits of MBNS for the following are also assigned to the BPI Facilities:

(i) All Asia Broadcast Centre leased land.
(ii) Malaysia East Asia Satellite 1 ("M1") transponder lease agreement with Binariang Satellite Systems Sdn Bhd ("BSS"), the transponder insurance and the broadcasters all risks policy.
(iii) Agreement for the supply of daughter smartcards and the Mediaguard system licence agreement, both with the Societe Europeene de Controle D'acces; and Mediahighway licence agreement with Canal+.

(3) Certain assets of the Company are pledged as security for the USD term loan (USD114.7m). The USD term loan (USD114.7m) is also secured by the following:

(i) Corporate guarantees, debentures, assignment of bank accounts, legal and equitable share mortgages created by the Company and/or various subsidiaries of the Company.
(ii) As part of the security agreement and in accordance with the undertaking by MBNS, MBNS will become a guarantor and together with Digicast will create pari passu ranking of securities currently provided to the lenders of the BPI Facilities (as referred to in Note (2)), subject to fulfilment of certain conditions.

(4) The finance lease liabilities are effectively secured as the rights of the leased asset revert to the lessor in the event of default.

(5) On 23 June 2004, the Company mandated Citibank Malaysia (L) Limited as the Arranger and Underwriter for new syndicated facilities of USD300 million to refinance, prepay or reimburse the Company's debts and to finance the general corporate purposes and working capital of the Company and its subsidiaries.

20. OFF BALANCE SHEET FINANCIAL INSTRUMENTS

There were no outstanding off balance sheet financial instruments as at 10 September 2004.



21. CHANGES IN MATERIAL LITIGATION

There were no material litigation matters dealt with during the period or pending as at 10 September 2004.

22. REVIEW OF PERFORMANCE

(A) Performance of the current quarter (Second Quarter 2005) against the preceding quarter (First Quarter 2005)

All amounts in RM million unless otherwise stated

	FINANCIAL HIGHLIGHTS		KEY OPERATING INDICATORS	
	SECOND QUARTER 31/07/2004 Actual	FIRST QUARTER 30/04/2004 Actual	**SECOND QUARTER 31/07/2004 Actual**	FIRST QUARTER 30/04/2004 Actual
Consolidated Performance				
Total Revenue	**423.5**	391.1		
Subscriber Acquisition Costs (SAC)[2]	**71.2**	83.7		
EBITDA[3]	**115.1**	76.9		
EBITDA Margin (%)	**27.2**	19.7		
Profit after taxation	**33.4**	19.7		
Free Cash Flow[4]	**77.7**	34.1		
Net (Decrease)/Increase in Cash	**(607.7)**	9.4		
Capital expenditure[5]	**26.0**	10.4		
(i) Multi channel TV(MC-TV)[1]				
Subscription revenue	**334.2**	316.5		
Advertising revenue	**25.8**	21.1		
Other revenue	**17.0**	13.4		
Total revenue	**377.0**	351.0		
SAC[2]	**71.2**	83.7		
EBITDA[3]	**120.1**	85.5		
EBITDA Margin (%)	**31.9**	24.4		
Capital expenditure[5]	**24.3**	5.8		
Total subscriptions-net additions ('000)			**54**	58
Total subscriptions-end of period ('000)			**1,505**	1,451
Residential subscribers-net additions ('000)			**47**	56
Residential subscribers-end of period ('000)			**1,386**	1,339



PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

22. REVIEW OF PERFORMANCE (Continued)

(A) Performance of the current quarter (Second Quarter 2005) against the preceding quarter (First Quarter 2005) (continued)

All amounts in RM million unless otherwise stated

	FINANCIAL HIGHLIGHTS		KEY OPERATING INDICATORS	
	SECOND QUARTER 31/07/2004 Actual	FIRST QUARTER 30/04/2004 Actual	**SECOND QUARTER 31/07/2004 Actual**	FIRST QUARTER 30/04/2004 Actual
(i) Multi channel TV(MC-TV)[1] (continued)				
ARPU – residential subscriber (RM)			**81**	79
Churn (%)			**9.6**	9.2
SAC per set-top box sold (RM)			**744**	763
Content cost (RM per subscriber per mth)			**25**	25
(ii) Radio[1]				
Revenue	**30.8**	27.3		
EBITDA[3]	**13.4**	10.0		
EBITDA Margin (%)	**43.5**	36.6		
Listeners ('000)[6]			**8,861**	8,861
Share of radio adex (%)[7]			**75**	74
(iii) Celestial[1]				
Revenue	**13.9**	9.5		
EBITDA[3]	**(13.8)**	(15.7)		
EBITDA Margin (%)	**(99.3)**	(165.3)		
Titles released for distribution			**19**	35
(iv) Others[1]				
Magazines – average monthly circulation (includes ASTRO TV Guide) ('000)			**1,449**	1,385
Malaysian film production – theatrical release			**1**	1

Note :
1. Represents segment performance before inter-segment eliminations.
2. Subscriber acquisition cost is the average cost incurred in signing up a subscriber to the DTH multi-channel subscription service, including sales and marketing expenses and any subsidy offered on the set-top box and receiving equipment.
3. Earnings before interest, taxation, depreciation and amortisation (EBITDA) represents profit/(loss) from ordinary activities before net finance costs, taxation, impairment and depreciation of property, plant and equipment, amortisation of intangible assets such as software (but excluding amortisation of film library and programme rights which are expensed as part of cost of sales) and gain/(loss) from investment in associates.
4. Free cash flow represents the net cash flows arising from operating and investing activities of the Group.
5. Capital expenditure includes capitalised software costs.
6. Based on the Radio Listenership Survey Sweep 1, 2004 performed by NMR in April 2004.
7. Based on NMR Adex Report.

22. REVIEW OF PERFORMANCE (continued)

(A) Performance of the current quarter (Second Quarter 2005) against the preceding quarter (First Quarter 2005) (continued)

Consolidated Performance

Turnover

For the 2nd quarter ended 31 July 2004 (2nd quarter 2005), the Group recorded consolidated revenues of RM423.5m which was RM32.4m or 8.3% higher than the RM391.1m recorded in the 1st quarter ended 30 April 2004 (1st quarter 2005). The increase was mainly contributed by higher subscription revenue from MC-TV segment which rose RM17.7m or 5.6% from 1st quarter 2005 due to the enlarged subscriber base and the price increase of RM5 implemented in late-May 2004. Advertising revenue also increased by RM8.1m compared to 1st quarter 2005, primarily from MC-TV and Radio segments. Celestial revenue also improved to RM13.9m, an increase of RM4.4m from RM9.5m in 1st quarter 2005.

EBITDA

There was an improvement of RM38.2m or 49.7% in the Group EBITDA from RM76.9m for 1st quarter 2005 to RM115.1m for 2nd quarter 2005. EBITDA margin for 2nd quarter 2005 of 27.2% was 7.5 percentage points higher than EBITDA margin of 19.7% in 1st quarter 2005. The growth was mainly contributed by MC-TV segment (RM34.6m), radio segment (RM3.4m) and Celestial (RM1.9m). The growth in MC-TV segment was mainly contributed by higher subscription revenue, advertising revenue and savings on subscriber acquisition costs.

Free Cash Flow

Free cash flow generated in 2nd quarter 2005 was RM77.7m compared to RM34.1m in 1st quarter 2005. The increase was mainly contributed by operating activities.

Net Cash Flow

There was a net decrease in cash of RM607.7m in 2nd quarter 2005 compared to a net increase of RM9.4m in 1st quarter 2005. The decrease in net cash flow resulted from the utilisation of IPO proceeds to settle the repayment of bonds and medium term notes under the PDS facility of RM570m and ECA facility of RM60m during 2nd quarter 2005.

Capital Expenditure

Group capital expenditure for the 2nd quarter 2005 totalled RM26.0m, of which RM24.3m was for MC-TV requirements.

Multi channel TV

MC-TV segment achieved total revenue of RM377.0m in 2nd quarter 2005, which was RM26.0m or 7.4% higher than 1st quarter 2005. The increase was due to subscription revenue, advertising revenue and other revenue being higher by RM17.7m, RM4.7m and RM3.6m respectively, as the business continues to grow.

Residential subscriber net additions were 47K in 2nd quarter 2005, a decrease of 9K or 16.1% compared to 56K in 1st quarter 2005. We believe this was primarily a result of the continued access to unauthorised methods of receiving the Astro transmission.



22. REVIEW OF PERFORMANCE (continued)

(A) Performance of the current quarter (Second Quarter 2005) against the preceding quarter (First Quarter 2005) (continued)

Multi channel TV (continued)

MAT churn increased to 9.6% for 2nd quarter 2005 from 9.2% for 1st quarter 2005. The acceleration in MAT churn experienced in 1st quarter 2005 somewhat slowed in 2nd quarter 2005 due to the application of electronic counter measures to restrict unauthorised access to the MC-TV transmission signal. The card swap exercise targeted for quarter 3 is on schedule.

ARPU improved from RM79 in 1st quarter 2005 to RM81 in 2nd quarter 2005 due to the price increase of RM5 implemented in late-May 2004.

SAC per box sold declined by RM19 or 2.5%, from RM763 in 1st quarter 2005 to RM744 in 2nd quarter 2005 mainly due to lower set-top box prices and selling costs.

Radio

Radio's revenue of RM30.8m in 2nd quarter 2005 was RM3.5m or 12.8% higher than RM27.3 in 1st quarter 2005 driven by price increases across all stations and higher fill rates.

Celestial

Celestial's revenue of RM13.9m in 2nd quarter 2005, was RM4.4m or 46.3% higher than the RM9.5m in 1st quarter 2005. This was mainly as a result of increases in sales in the distribution arm of the business after the seasonally low quarter 1 sales.



22. REVIEW OF PERFORMANCE (continued)

(B) Performance of the current six months ended 31 July 2004 (first half 2005) against the corresponding six months ended 31 July 2003 (first half 2004)

	All amounts in RM million unless otherwise stated			
	FINANCIAL HIGHLIGHTS		KEY OPERATING INDICATORS	
	SIX MTHS ENDED 31/07/2004 Actual	SIX MTHS ENDED 31/07/2003 Proforma	SIX MTHS ENDED 31/07/2004 Actual	SIX MTHS ENDED 31/07/2003 Proforma
Consolidated Performance				
Total Revenue	814.5	649.5		
Subscriber Acquisition Costs (SAC)[2]	154.9	171.1		
EBITDA[3]	192.0	103.4		
EBITDA Margin (%)	23.6	15.9		
Profit/(Loss) after taxation	53.1	(31.2)		
Free Cash Flow[4]	111.8	(4.3)		
Net Decrease in Cash	(598.3)	(7.0)		
Capital expenditure[5]	36.4	19.3		
(i) **Multi channel TV(MC-TV)**[1]				
Subscription revenue	650.7	519.3		
Advertising revenue	47.0	36.0		
Other revenue	30.2	30.3		
Total revenue	727.9	585.6		
SAC[2]	154.9	171.1		
EBITDA[3]	205.6	112.0		
EBITDA Margin (%)	28.2	19.1		
Capital expenditure[5]	30.1	16.1		
Total subscriptions-net additions ('000)			112	136
Total subscriptions-end of period ('000)			1,505	1,206
Residential subscribers-net additions ('000)			103	123
Residential subscribers-end of period ('000)			1,386	1,107
ARPU – residential subscriber (RM)			80	81
Churn (%)			9.6	7.3
SAC per set-top box sold (RM)			754	910
Content cost (RM per subscriber per mth)			25	28

22. REVIEW OF PERFORMANCE (continued)

(B) Performance of the current six months ended 31 July 2004 (first half 2005) against the corresponding six months ended 31 July 2003 (first half 2004) (continued)

All amounts in RM million unless otherwise stated

	FINANCIAL HIGHLIGHTS		KEY OPERATING INDICATORS	
	SIX MTHS ENDED 31/07/2004 Actual	SIX MTHS ENDED 31/07/2003 Proforma	SIX MTHS ENDED 31/07/2004 Actual	SIX MTHS ENDED 31/07/2003 Proforma
(ii) Radio[1]				
Revenue	58.2	47.4		
EBITDA[3]	23.4	21.3		
EBITDA Margin (%)	40.2	44.9		
Listeners ('000)[6]			8,861	8,196
Share of radio adex (%)[7]			74	71
(iii) Celestial[1]				
Revenue	23.4	14.2		
EBITDA[3]	(29.5)	(28.7)		
EBITDA Margin (%)	(126.1)	(202.1)		
Titles released for distribution			54	48
(iv) Others[1]				
Magazines – average monthly circulation (includes ASTRO TV Guide) ('000)			1,415	1,157
Malaysian film production – theatrical release			2	1

Note :
1. Represents segment performance before inter-segment eliminations.
2. Subscriber acquisition cost is the average cost incurred in signing up a subscriber to the DTH multi-channel subscription service, including sales and marketing expenses and any subsidy offered on the set-top box and receiving equipment.
3. Earnings before interest, taxation, depreciation and amortisation (EBITDA) represents profit/(loss) from ordinary activities before net finance costs, taxation, impairment and depreciation of property, plant and equipment, amortisation of intangible assets such as software (but excluding amortisation of film library and programme rights which are expensed as part of cost of sales) and gain/(loss) from investment in associates.
4. Free cash flow represents the net cash flows arising from operating and investing activities of the Group.
5. Capital expenditure includes capitalised software costs.
6. Based on the Radio Listenership Survey Sweep 1, 2004 and Sweep 1, 2003 performed by NMR in April 2004 and April 2003 respectively.
7. Based on NMR Adex Report.

22. REVIEW OF PERFORMANCE (continued)

(B) Performance of the current six months ended 31 July 2004 (first half 2005) against the corresponding six months ended 31 July 2003 (first half 2004) (continued)

Consolidated Performance

Turnover

For the six months ended 31 July 2004 (1st half 2005), the Group recorded consolidated revenues of RM814.5m which was RM165.0m or 25.4% higher than RM649.5m recorded in the six months ended 31 July 2003 (1st half 2004). The increase was mainly driven by higher subscription revenue from MC-TV segment which rose RM131.4m or 25.3% due to enlarged subscriber base. Advertising revenue also increased with 1st half 2005 being RM22.2m up on 1st half 2004 (MC-TV RM11.0m or 30.6%; Radio RM10.2m or 22.0%; other segment RM1.0m or 142.9%). Celestial revenue also improved to RM23.4m, an increase of RM9.2m from RM14.2m in 1st half 2004, as that business continues to grow according to plans.

EBITDA

Group EBITDA for 1st half 2005 was RM192.0m, an improvement of RM88.6m or 85.7% compared to RM103.4m for 1st half 2004. EBITDA margin for 1st half 2005 of 23.6% was 7.7 percentage point higher than EBITDA margin of 15.9% in 1st half 2004. The growth in MC-TV EBITDA of RM93.6m was mainly contributed by higher subscription and advertising revenues coupled with savings on subscriber acquisition costs, partially offset by higher programming, broadcast and overhead costs. EBITDA for Radio segment improved by RM2.1m due to advertising revenue.

Free Cash Flow

Free cash flow generated in 1st half 2005 was RM111.8m compared to a usage of RM4.3m in 1st half 2004 representing an improvement of RM116.1m.

Net Cash Flow

There was a net decrease in cash of RM598.3m in 1st half 2005 compared to a net decrease of RM7.0m in 1st half 2004. The significant cash outflow was due to the utilisation of IPO proceeds to settle the repayment of bonds and medium term notes under the PDS facility of RM570m and ECA facility of RM60m.

Capital Expenditure

Group capital expenditure for the 1st half 2005 totalled RM36.4m, of which RM30.1m was for MC-TV requirements.

Multi channel TV

MC-TV segment achieved total revenue of RM727.9m in 1st half 2005, which was RM142.3m or 24.3% higher than 1st half 2004, driven by higher subscription and advertising revenues.

Residential subscriber net additions were 103K in 1st half 2005, a decrease of 20K or 16.3% compared to 123K in 1st half 2004. The decrease was due to higher churn of 32K compared to 1st half 2004 which has offset the higher gross additions of 12K over 1st half 2004. The churn is mainly the direct result of the increasing usage of unauthorised means to access the Astro transmission signal, and will be addressed in the 3rd quarter with a swap of existing smartcards. The full impact of this unauthorised access to the Astro transmission signal can be seen in the churn rate increase over the last 12 months of 2.3 percentage points to 9.6%.

22. REVIEW OF PERFORMANCE (continued)

(B) Performance of the current six months ended 31 July 2004 (first half 2005) against the corresponding six months ended 31 July 2003 (first half 2004) (continued)

Multi channel TV (continued)

MAT churn increased to 9.6% for 1st half 2005 from 7.3% for 1st half 2004.

ARPU declined from RM81 in 1st half 2004 to RM80 in 1st half 2005 due to accelerated growth in residential subscriber numbers in the mass urban market. This decline has however been addressed through a price increase effective May 2004, which will assist in growing ARPU over the remainder of FY2005.

SAC per box sold declined by RM156 or 17.1%, from RM910 in 1st half 2004 to RM754 in 1st half 2005 due to lower set-top box costs which was partially offset by decreased set-top box retail selling prices.

Radio

Radio's revenue of RM58.2m in 1st half 2005 was RM10.8m or 22.8% higher than RM47.4m in 1st half 2004. This improvement was mainly due to the attainment of higher share of the increased radio advertising expenditure by AMP radio stations from 71% in 1st half 2004 to 74% in 1st half 2005.

Celestial

Celestial generated revenue of RM23.4m in 1st half 2005 which was RM9.2m or 64.8% higher than RM14.2m in 1st half 2004 principally due to higher licensing income and content distribution.

23. CURRENT YEAR PROSPECTS

Underlying demand for the Group's products and services has remained strong during the quarter under review. On this basis and the anticipated reduction in churn following the replacement of the existing smartcards, and barring any unforeseen circumstances it is anticipated that the Group's overall performance will be satisfactory for the financial year ending 31 January 2005.

24. PROFIT FORECAST

Not applicable as the Group did not submit any profit forecast.

25. DIVIDENDS

No dividends have been declared or recommended for the current quarter ended 31 July 2004.



26. EARNINGS/(LOSS) PER SHARE

The basic and diluted earnings/(loss) per share for the reporting period are computed as follows:

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		QUARTER ENDED 31/07/04 Actual	QUARTER ENDED 31/07/03 Proforma	SIX MTHS ENDED 31/07/04 Actual	SIX MTHS ENDED 31/07/03 Proforma
(1) Basic earnings/(loss) per share					
Net profit/(loss)	RM'm	**33.4**	(17.7)	**53.1**	(31.2)
Weighted average number of ordinary shares	'm	**1,918.7**	1,185.5	**1,918.7**	1,185.5
Basic earnings/(loss) per share	sen	**1.74**	(1.49)	**2.77**	(2.63)
(2) Diluted earnings/(loss) per share					
Net profit/(loss)	RM'm	**33.4**	(17.7)	**53.1**	(31.2)
Weighted average number of ordinary shares	'm	**1,918.7**	1,185.5	**1,918.7**	1,185.5
Adjusted for share options granted	'm	**6.0**	-	**6.3**	-
Adjusted weighted average number of ordinary shares	'm	**1,924.7**	1,185.5	**1,925.0**	1,185.5
Diluted earnings/(loss) per share*	sen	**1.74**	**	**2.76**	**

The Company, pursuant to the Employee Share Option Scheme ("ESOS") and Management Share Incentive Scheme ("MSIS"), has the authority to grant options to its employees up to a maximum of 10% of its issued and paid-up ordinary share capital of 1,918,758,461 ordinary shares of £0.10 each as at 31 July 2004.

Notes:
(*) The diluted earnings per share is calculated based on the dilutive effects of options granted over 29,751,000 ordinary shares under the ESOS.
(**) There is no diluted loss per share for the individual and cumulative quarter ended 31 July 2003 as there are no dilutive potential ordinary shares.



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE SECOND QUARTER ENDED 31 JULY 2004

PART C – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PARAGRAPH 9.22(2)(d)

27. RECONCILIATION WITH THE MALAYSIAN GENERALLY ACCEPTED ACCOUNTING PRACTICE AND UK GAAP (UNAUDITED)

As mentioned under Note 1, the accounting policies adopted by the Group in presenting this quarterly report comply with the principles of IFRS adopted by the IASB and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB. The reconciliation of the consolidated results and net assets of the Group to those that would be reported in accordance with applicable approved accounting standards in Malaysia ("MAAS") and UK GAAP is set out below.

INCOME STATEMENTS

	Note	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		QUARTER ENDED 31/07/04 Actual	QUARTER ENDED 31/07/03 Proforma	SIX MTHS ENDED 31/07/04 Actual	SIX MTHS ENDED 31/07/03 Proforma
		RM'm	RM'm	RM'm	RM'm
IFRS consolidated net profit/(loss)		33.4	(17.7)	53.1	(31.2)
Elimination of pre-acquisition net losses of subsidiaries acquired	(a)	-	16.7	-	31.7
Amortisation of goodwill	(b)	(6.6)	(0.2)	(13.1)	(4.8)
MAAS consolidated net profit/(loss)		26.8	(1.2)	40.0	(4.3)
Equity compensation benefits	(d)	(1.7)	-	(3.3)	-
Share of profit/(loss) in associates	(e)	-	0.4	0.5	(0.3)
UK GAAP consolidated net profit/(loss)		25.1	(0.8)	37.2	(4.6)

BALANCE SHEETS

	Note	AS AT 31/07/04 Actual	AS AT 31/01/04 Actual
		RM'm	RM'm
IFRS consolidated net assets		1,446.6	1,394.6
Goodwill arising from the acquisition of subsidiaries	(a)	343.2	343.2
Amortisation of goodwill arising from the acquisition of subsidiaries	(b)	(89.5)	(76.4)
MAAS consolidated net assets		1,700.3	1,661.4
Share of net liabilities in associates	(e)	(2.9)	(3.7)
UK GAAP consolidated net assets		1,697.4	1,657.7

The differences in accounting policies of the Group under IFRS, MAAS and UK GAAP do not have an impact on the net movement in cash and cash equivalents of the Group for the six months ended 31 July 2004.

27. RECONCILIATION WITH THE MALAYSIAN GENERALLY ACCEPTED ACCOUNTING PRACTICE AND UK GAAP (UNAUDITED) (continued)

Notes:

(a) The Group acquired the entire issued and paid-up share capital of Radio Advertising and Programming Systems Sdn Bhd ("RAPS") on 27 March 2000 and Celestial Pictures Limited ("CPL") and Philippine Animation N.V. ("PANV") on 20 August 2003. As IFRS does not specify the accounting for business combinations of enterprises under common control, the Group has elected to apply the principles of uniting of interests (merger accounting) in the consolidation of the consolidated financial statements of RAPS, CPL and PANV under IFRS. Under the principles of uniting of interests, there is no goodwill arising on consolidation. However, as the acquisition of RAPS, CPL and PANV did not meet certain requirements under MAAS and UK GAAP for merger accounting, these business combinations were accounted for using acquisition accounting. Under acquisition accounting, goodwill arises on the difference between the cost of acquisition and the fair value of the attributable net assets of the subsidiaries acquired (see note (c) below). Accordingly, the consolidated income statement and net assets of the Group are adjusted to reflect the effects of the business combination (using acquisition accounting) of RAPS, CPL and PANV.

(b) Goodwill arising on consolidation using acquisition accounting under MAAS and UK GAAP for acquisition of subsidiaries is amortised over their estimated useful lives, during which the future economic benefits of the goodwill are expected to flow to the Group. There is no goodwill arising on consolidation using the principles of uniting of interests (merger accounting) for business combinations under IFRS.

(c) The fair values of the assets and liabilities at the date of acquisition have been based on a preliminary assessment made by management, which will be reviewed up to 31 January 2005. If applicable, the fair values as at date of acquisition will be adjusted based on an updated assessment of the conditions at the date of acquisition.

(d) Under UK GAAP, the cost of equity compensation benefits must be recognised in the profit and loss account. MAAS and IFRS do not currently require accounting for equity compensation benefits.

(e) Under UK GAAP, post-acquisition losses of associates are recognised in the profit and loss account based on the Group's share of interest in the associates. Where the interest in an associate is in a net liabilities position, the amount recorded is shown as other provisions. Under MAAS and IFRS, recognition of further post-acquisition losses is discontinued when the Group's share of losses exceeds the carrying amount of investment in the associates, unless the Group has incurred obligations to satisfy obligations of the associate that the Group has guaranteed or otherwise committed.

By order of the Board

Rohana Rozhan (MIA No.11722)
Company Secretary

10 September 2004

Kuala Lumpur



Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 10/09/2004 19:09:38
Reference No AA-040910-62960

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
ASTRO ALL ASIA NETWORKS plc ("ASTRO") - Letter to Shareholders

* **Contents :-**

We are pleased to enclose a Letter to Shareholders in relation to ASTRO's financial report for the half year ended 31 July 2004 for your attention.



Interim.pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LETTER TO SHAREHOLDERS

Report for the half year ended 31 July 2004



TM
ASTRO ALL ASIA NETWORKS plc

CONSOLIDATED	2QFY04*	3QFY04*	4QFY04*	1QFY05*	2QFY05*
Revenue	339.1	372.9	396.4	391.1	423.5
EBITDA	47.6	64.0	76.6	76.9	115.1
Free Cash Flow	(12.6)	(80.8)	81.6	34.1	77.7
Profit After Tax	(17.7)	5.4	38.1	19.7	33.4
Net Cash	(2,001.9)	453.1	509.4	522.6	558.6
Cash	231.8	2,451.4	1,740.3	1,749.7	1,142.0
Debt	2,233.7	1,998.3	1,230.9	1,227.1	583.4
Total Assets	1,798.7	4,064.3	3,357.8	3,337.3	2,728.1
Shareholders' Equity	(1,246.2)	1,356.1	1,394.6	1,413.5	1,446.6
EPS (sen)	(1.49)	0.43	1.99	1.03	1.74
NTA (RM)	(1.31)	0.52	0.54	0.55	0.56

* Unaudited



Group Revenue & EBITDA (RM million)
400
300
200
100
0
339.1
47.6
372.9
64.0
396.4
76.6
391.1
76.9
423.5
115.1
2QFY04
3QFY04
4QFY04
1QFY05
2QFY05
Revenue
EBITDA

I am pleased to report that we continued to build momentum in our business and that our financial performance for the first half year of FY2005 is well within expectations.

FINANCIAL OVERVIEW

For the six months ended 31 July 2004, Group revenues grew 25.4% to RM814.5 million driven primarily by television subscription revenues of RM650.7 million from a growing subscriber base. We achieved after-tax profit of RM53.1 million, a strong follow-through to the full year maiden profit of RM12.3 million achieved for FY2004 which ended on 31st January.

EBITDA (Earnings before interest, tax, depreciation and amortisation), a key profitability measure, expanded to RM192.0 million from RM103.4 million. More significantly, with the modest increases in costs against a higher level of revenue growth, EBITDA margin widened further to 23.6% for the first half year, a 7.7 percentage point increase from the same period last year.

During this period, we generated free cash of RM111.8 million – principally due to increasing EBITDA, contained capital expenditure, and a tight hold over working capital – against a net usage of RM4.3 million for the same period last year. Capital expenditure for the first half year was RM36.1 million, up from RM19.3 million previously, due principally to the expected implementation of our Customer Relationship Management system and the broadcast back-up facility in Cyberjaya which is expected to cost some RM70 million in the current financial year.

The Group's Balance Sheet continued to be strengthened with net cash of RM558.6 million at the end of the first half. During the period under review, we utilised proceeds of our initial public offering to reduce debt by RM647.5 million, leaving us with a very acceptable debt-to-equity ratio of 40:60. We also took the opportunity to refinance some of our debt at a cost of some RM23.4 million, resulting in much improved terms and conditions and substantial on-going savings in interest.

OPERATIONS

Multi-Channel Television

We achieved net additions of 102,958 new residential subscribers during this period. We also suffered higher levels of churn of 9.6% – up from 9.2% in the first quarter and 7.3% a year ago – as we felt the full impact of unauthorised access to our services through cloned smartcards and set-top boxes. We commenced replacement of the existing smartcard in September which will immediately reduce the unauthorised access to our services, and we anticipate that previously churned customers should resume their subscriptions.

Key Operating Highlights

	2QFY04*	3QFY04*	4QFY04*	1QFY05*	2QFY05*
MULTI-CHANNEL TV					
Subscribers					
Total HH subs ('000)	1,107.2	1,190.6	1,283.0	1,338.8	1,386.0
Gross Additions ('000)	102.0	98.2	113.0	101.8	86.2
Net Additions ('000)	74.1	83.4	92.4	55.8	47.2
TV HH penetration (%)	23.3	24.8	26.5	27.2	27.7
2nd box subs ('000)	40.2	44.9	47.8	49.6	52.6
2nd box penetration (%)	3.6	3.8	3.7	3.7	3.8
Key Performance Indicators					
Churn (%)	7.3	7.0	7.9	9.2	9.6
ARPU (RM)	81	81	80	79	81
SAC per box (RM)	859.8	1,039.7	779.0	762.5	743.6
Programming cost per sub (RM)	27.4	30.5	26.4	25.3	25.1
Programming cost as % of Revenue	29.3	32.0	28.7	29.0	27.6
Astro share of TV Adex (%)	11.4	11.9	9.6	10.8	11.3
Astro Adex as % of Total Revenue (%)	6.3	7.8	8.4	6.0	6.9
Financial Summary					
Revenue	304.1	333.0	347.0	351.0	377.0
SAC	98.8	107.4	93.3	83.7	71.2
EBITDA	48.4	63.6	72.5	85.5	120.1
EBITDA Margin (%)	15.9%	19.1%	20.9%	24.4%	31.9%
Free Cash Flow	(21.7)	(11.2)	127.8	48.4	96.1
Profit After Tax	(2.9)	8.8	28.0	27.3	37.4
RADIO					
Listeners					
Total Listeners (mm)	8.2	8.7	8.7	8.9	8.9
Total Listener Share (%)	43.0	44.5	44.5	44.1	44.1
Advertising Income					
Radio Industry Share (%)	4.2	4.3	4.4	3.7	3.7
AMP Share of Radio Adex (%)	72.3	72.7	75.4	74.1	74.7
Total Fill Rates (%)	55.0	62.4	63.9	52.0	55.6
Financial Summary					
Revenue	26.4	28.6	32.0	27.3	30.8
EBITDA	14.2	9.2	16.3	10.0	13.4
EBITDA Margin (%)	53.8%	32.0%	50.9%	36.6%	43.5%
Free Cash Flow	3.2	0.9	28.2	16.1	12.2
Profit After Tax	13.9	9.1	17.0	10.7	12.6
CELESTIAL					
Revenue	8.1	7.7	14.4	9.5	13.9
EBITDA	(15.3)	(11.6)	(12.3)	(15.7)	(13.8)
EBITDA Margin (%)	-188.9%	-150.6%	-85.4%	-165.3%	-99.3%
Free Cash Flow	(15.4)	(9.1)	(11.8)	(10.7)	0.9
Profit After Tax	(16.9)	(13.6)	(14.5)	(18.7)	(16.8)

* Unaudited

TV Household Penetration (%)


30
20
10
0
4.5
7.0
12.2
17.1
21.0
26.5
27.7
99
00
01
02
03
04
2QFY05

TV Revenue & EBITDA (RM million)


400
300
200
100
0
304.1
48.4
330.0
63.6
347.0
72.5
351.0
85.5
377.0
120.1
2QFY04
3QFY04
4QFY04
1QFY05
2QFY05


Revenue
EBITDA

TV Subscriber Acquisition Cost (RM million)


100
80
60
40
20
0
98.8
107.4
93.3
83.7
71.2
2QFY04
3QFY04
4QFY04
1QFY05
2QFY05

Radio Revenue & EBITDA (RM million)


30
20
10
0
26.4
14.2
28.6
9.2
32.0
16.3
27.3
10.0
30.8
13.4
2QFY04
3QFY04
4QFY04
1QFY05
2QFY05

Revenue EBITDA

We currently have 1.386 million residential subscribers, representing a penetration of 27.7% of TV homes, up from 23.3% the year before. Including hotels, commercial establishments and schools, the total subscriber base is just over 1.5 million. The average revenue per subscriber rose slightly to RM80.7 in the second quarter after a rate adjustment in late May. Consistent with our continuing commitment to increase fresh and innovative content, our programming cost has gone up to RM206.1 million in the first half of this financial year, from RM177.0 million in the same period last year. However, through tight cost control and by leveraging off our scale, we continue to obtain reductions in unit cost, to RM25.2 per subscriber, from RM27.9 before. Programming cost, as a percentage of revenue, continued its downtrend to 28.3%, from 30.2%, in line with our expectation.

Subscriber acquisition costs on a per-box-sold basis declined 17.1% to RM754 for the first half of this year. While our gross subscriber additions increased by some 12,000 over the same period last year, our total subscriber acquisition costs decreased some 10% from RM171.1 million to RM154.9 million.

We will continue to focus on securing relevant and exclusive content, on driving down further the unit cost of programming and on improving our customer service. We added 3 new channels in the first half of the year, acquired some 6,775 hours of new programming and created 630 hours of our own in-house programmes, including *Akademi Fantasia 2* (AF2), the highly successful second run of the reality talent show.

Setting new standards for Malaysian television, AF2 generated some 20 million SMS-related transactions – voting, mobile downloads, chats and games – from viewers and clearly showed us the benefit of bundling content across multiple platforms. AF2 also provided us the opportunity to introduce the interactive "red-button" feature allowing viewers to call up information on the contestants, merchandising products and ground events as they are featured on the TV screens. The "red button" was also made available for our 2004 Olympics broadcast, possibly the most comprehensive broadcast seen in Asia. Using the "red-button", subscribers had the choice of 6 live events, with individual commentary and information supplied both from Athens and our in-studio hosts.

We have also renewed contracts with many of our programme suppliers and finalised commercial terms for the exclusive carriage of the English Premier League and the FA Cup for the next three seasons. Work is in progress to substantially grow our service next year when we take on new satellite transponder capacity on Measat 3, currently scheduled for launch in mid-2005. As expected, content providers continue to show keen interest to be part of our growth and to secure additional carriage agreements on our platform.

Radio

Our radio business maintained its leadership position with 8.9 million listeners, or 44.1% of the total listener share, tuning in to any of our five stations weekly. Radio revenues grew 22.8% to RM58.2 million, representing some 75% of the total advertising spend on radio. The AC Nielsen survey in April also reaffirmed *ERA, MY FM, hitz.fm* as the top stations in their respective Malay, Chinese and English language category with *MIX FM* and *Light & Easy* coming in second and third among the English stations.

Sinar FM, targeted at the 35+ Malay demographic and launched in March this year, is now available throughout peninsular Malaysia and soon, nationwide. A new station aimed at the teen community, to be launched later this month, will encourage further growth in the radio industry and allow us to further expand our advertising revenues and listener base.

Whilst our radio business in India – where we provide airtime management and consultancy services to two FM stations – continues to grow, it is not performing as strongly as we would like it to be. This will change, however, as soon as the licensing regime is resolved by the regulators. We remain convinced of the significant opportunity that exists in the India FM radio market and have developed strategies to participate in the expected growth and profitability of this sector.

Celestial

Celestial continued to build a solid platform for future growth, with revenues growing 65% year-on-year to RM23.4 million. Work continues on the re-mastering of the 760-film Shaw Library, with 82 titles completed in the first half while 54 titles were released for DVD and movie channel distribution. As at end-July 2004, some 287 titles have been remastered while over 3 million copies have been sold globally. It has secured video distribution deals for another 5 countries and for 2 more countries to take its movie channel, bringing our penetration into 15 countries for DVD distribution and 6 countries who now receive the Celestial Movies Channel.

The current focus is very much on China where the Celestial Movies Channel will, very shortly, debut in hotels and foreign compounds and we are in discussions with the relevant authorities to obtain approval for wider distribution. We are also pursuing the vast opportunities for use of our content library on other platforms, including free-to-air broadcasts and cable networks, to tap the huge demand for content in China. Separately we are developing opportunities with the China Film Group, the commercial arm of the State Administration for Radio, Film and Television, to pool and distribute our respective libraries in China and globally.

Other Business

Our award-winning Malay film production unit released two films, *Bintang Hati* and *Berlari ke Langit*, with plans to release one more and production to commence on a new feature film in the next three months.

Our publication arm launched a new Chinese family-entertainment magazine, *iFEEL*, in the second quarter with a very positive response from retailers and advertisers.

The Asian broadcast rights to *Kampung Boy*, an animated series developed and produced by our Philippines animation unit (PASI), has been acquired and will soon be distributed by Nickelodeon. PASI continues to perform satisfactorily and is considering options to participate in the expanding animation production business in Asia.

Following the highly successful conclusion of AF2, our talent management unit Maestro added 12 new artistes to its talent pool, bringing the total to 28, including finalists from last year's Astro Miss Chinese International Pageant.

PROSPECTS

Prospects for the Group are bright. The strong economic conditions in Malaysia and the region provide a very supportive macro environment for us to further grow our businesses, while the vibrant media and entertainment industry will continue to outpace economic growth as it feeds off a young, growing population with rising disposable income and discretionary spending.

At the operating level, our results have, once again, demonstrated the underlying strength of our core businesses and we remain confident of our ability to sustain profit growth in the face of on-going challenges and the impending competition. Our infrastructure, content library and our expertise puts us in a very strong position to originate, aggregate and distribute the vital content and interactive experience that consumers now demand, and to successfully manage the changing competitive environment.

Outside Malaysia, we continue to seek regional opportunities where we can leverage on our infrastructure, our multi-lingual skills and broadcast expertise to drive future profitability and growth. We remain focused on opportunities we believe exist in Indonesia for multi-channel television, in India and Vietnam for radio, and in China for Celestial.

In summary, we have established a strong foundation for growth and long term profitability. Our infrastructure and substantial subscriber base in Malaysia underpin our future revenues and will enable us to aggressively grow our businesses across the region.

Ralph Marshall
Group Chief Executive Officer

September 10, 2004





Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 15/09/2004 18:45:30
Reference No AA-040915-66070

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **ASTRO ALL ASIA NETWORKS plc**
*	Stock name	: **ASTRO**
*	Stock code	: **5076**
*	Contact person	: **SHARON LIEW**
*	Designation	: **MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("Company") - Notification pursuant to Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad on Dealings during Open Period

* **Contents :-**

We wish to announce that the Company has today received a notification pursuant to Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad from Lim Meng Leong (a principal officer of the Company) of his dealings in the shares of the Company during open period, details of which are set out below:-

Disposal of 4,000 ordinary shares of 10 pence each representing 0.00021% of the issued share capital of the Company at an average price of RM4.78 per share on 14 September 2004. His shareholding after the disposal is 15,000 ordinary shares of 10 pence each representing 0.00078% of the Company's issued share capital.

This announcement is dated 15 September 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 16/09/2004 18:18:53
Reference No AA-040916-64793

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **ASTRO ALL ASIA NETWORKS plc**
* Stock name : **ASTRO**
* Stock code : **5076**
* Contact person : **SHARON LIEW**
* Designation : **MANAGER, SECRETARIAL**

---

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("Company") - Notification pursuant to Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad on Dealings during Open Period

* **Contents :-**

We wish to announce that the Company has today received a notification pursuant to Paragraph 14.04 of the Listing Requirements of Bursa Malaysia Securities Berhad from Sze Yuet Sim (a principal officer of the Company) of her dealings in the shares of the Company during open period, details of which are set out below:-

Disposal of 5,000 ordinary shares of 10 pence each representing 0.0003% of the issued share capital of the Company at an average price of RM4.80 per share on 14 September 2004. Her shareholding after the disposal is 34,000 ordinary shares of 10 pence each representing 0.0018% of the Company's issued share capital.

This announcement is dated 16 September 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 16/09/2004 18:18:53
Reference No AA-040916-65220

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **ASTRO ALL ASIA NETWORKS plc**
*	Stock name	: **ASTRO**
*	Stock code	: **5076**
*	Contact person	: **SHARON LIEW**
*	Designation	: **MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("Company") - Notification pursuant to Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad on Dealings during Open Period

* **Contents :-**

We wish to announce that the Company has today received a notification pursuant to Paragraph 14.04 of the Listing Requirements of Bursa Malaysia Securities Berhad from Latifah Mohamed Yusof (a principal officer of the Company) of her dealings in the shares of the Company during open period, details of which are set out below:-

Disposal of 5,000 ordinary shares of 10 pence each representing 0.0003% of the issued share capital of the Company at an average price of RM4.82 per share on 15 September 2004. Her shareholding after the disposal is 10,000 ordinary shares of 10 pence each representing 0.0005% of the Company's issued share capital.

This announcement is dated 16 September 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 17/09/2004 17:34:40

Reference No AA-040917-60798

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("Company") - Notification pursuant to Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad on Dealings during Open Period

* **Contents :-**

We wish to announce that the Company has today received a notification pursuant to Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad from Borhanuddin bin Osman (a principal officer of the Company) of his dealings in the shares of the Company during open period, details of which are set out below:-

Disposal of 97,000 ordinary shares of 10 pence each representing 0.005% of the issued share capital of the Company at an average price of RM4.8686 per share on 14 September 2004. His shareholding after the disposal is 33,000 ordinary shares of 10 pence each representing 0.0017% of the Company's issued share capital.

This announcement is dated 17 September 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

General Announcement

Reference No **MM-040920-65179**

Submitting Merchant Bank	:	**COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD**
Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**20/09/2004**

Type : **Announcement**

Subject : **ASTRO ALL ASIA NETWORKS plc ("AAAN" or "COMPANY")**

COMPLIANCE WITH THE SECURITIES COMMISSION'S CONDITION

Contents :

We refer to the approval letter from the Securities Commission ("SC") dated 19 September 2003 and the Prospectus dated 1 October 2003 wherein, inter-alia, AAAN/ MEASAT Digicast Sdn Bhd ("Digicast") is required to effect an agreement to sub-lease the land on which All Asia Broadcast Centre ("AABC") is located, within six (6) months from the date of the abovementioned SC letter ("SC Condition"). Subsequently, on 19 March 2004, on behalf of AAAN, Commerce International Merchant Bankers Berhad ("CIMB") announced that the SC had, via its letter dated 18 March 2004, approved an extension of six (6) months to 18 September 2004 for AAAN/ Digicast to comply with the aforesaid SC Condition.

On behalf of AAAN, CIMB wishes to announce that in compliance with the SC Condition, Digicast, a wholly-owned subsidiary of AAAN, has entered into an agreement to sub-lease dated 25 August 2004 with Technology Park Malaysia Corporation Sdn Bhd in respect of the land on which AABC is located. A copy of the said agreement has been submitted to the SC.

This announcement is dated 20 September 2004.



Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 23/09/2004 18:28:44
Reference No AA-040923-64815

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	ASTRO ALL ASIA NETWORKS plc
* Stock name	:	ASTRO
* Stock code	:	5076
* Contact person	:	SHARON LIEW
* Designation	:	MANAGER, SECRETARIAL

* Type : ● Announcement ○ Reply to query

* Subject :
ASTRO ALL ASIA NETWORKS plc ("ASTRO") - Celestial Movies Enters China

* **Contents :-**

We are pleased to enclose the press release on the launch of Celestial Movies into upscale hotels and residential compounds in China for your attention.



celestial movies_china launch_final_23 sept_12 noor

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天映頻道
CELESTIAL MOVIES

Press Release

CELESTIAL MOVIES ENTERS CHINA

HONG KONG, 23 SEPTEMBER 2004

Celestial Movie Channel Ltd., a subsidiary of Celestial Pictures Ltd. today announced the launch of its global Chinese movie channel, Celestial Movies into upscale hotels and residential compounds throughout the People's Republic of China.

Celestial Pictures is wholly-owned by ASTRO ALL ASIA NETWORKS plc (ASTRO), which is Malaysia's leading cross-media operator specialising in the origination, aggregation and distribution of content across multiple platforms.

Launched in March last year, Celestial Movies is one of the fastest growing international movie channels. It is now available in countries across Asia and Australasia with future plans to be introduced into North America and Europe.

Featuring 500 movie titles a year, Celestial Movies provides movie lovers with the best of cinema. The channel offers a wide variety of movies from recent releases to timeless masterpieces covering all genres - action, thrillers, drama, fantasy, romance, comedy and historic epics. Celestial Movies features movies for audiences of all ages.

According to Mr William Pfeiffer, Chief Executive Officer, Celestial Pictures, "The launch of Celestial Movies is one of several strategic initiatives that the Group is undertaking in China. It earmarks Celestial's commitment to building their businesses in the country. It is only natural for Celestial's unparalleled Chinese movies and other content to be brought to China."

The nationwide launch of Celestial Movies into upscale hotels and residential compounds is an initial move. Celestial Pictures plans to secure broader distribution over cable networks to enable access to Celestial Movies for the vast and rapidly growing television market in China.

Celestial Movie Channel Limited
Shaw Administration Building, Lot 220 Clearwater Bay Road, Kowloon, Hong Kong
Tel: (852) 2927 1111 Fax: (852) 2243 0098


天映頻道
CELESTIAL MOVIES

Mr Pfeiffer added that the company's other China initiatives include the recent appointment of Hong Kong-based Intercontinental Video Limited and its China partners, Kam & Ronson Enterprise Co. Ltd. and Truemart Audio & Video Co. Ltd., Shenyang to distribute the home video formats from Celestial Pictures' Shaw Brothers library titles throughout the country.

By October, the company will release VCD and DVD formats of Shaw Brothers masterpieces at video stores throughout the country. These would include "Disciples Of The 36th Chamber", "36th Chamber Of Shaolin", "Enchanting Shadow", "Emperor Chien Lung And The Beauty" and "Les Belles". Subsequently, the company will release some eight titles every month.

In addition to exclusive premieres from the Shaw Brothers library, Celestial Movies features first-run as well as award-winning movies from international and regional film studios such as Golden Harvest, Emperor Multimedia, Cinema Services, CJ Entertainment and Toho.

Also available on Celestial Movies are internationally acclaimed Japanese and Korean films such as "Twilight Samurai", "Juon II" and "Coast Guard".

Celestial Movies provides its viewers with the latest news on the movie industry with its own Celestial-branded productions such as "Celestial Express" and "Celestial Cool Talk Show". Its other productions such as "Shaw Showcase" and "Director-on-Director" provide viewers with personal insights with leading names in the movie industry -- from directors such as John Woo and Peter Chan to actors and artistes such as Jackie Chan, Jet Li, Karena Lam, Ekin Cheng, Jiang Wen, Nicholas Tse, Charlene Choi, Gillian Chung, Faye Wong and Karen Mok.

Its other entertainment programs include "Movies Now" from the UK featuring the latest Hollywood movies and Korea's "Cinema Today".

It is understood that Celestial Movies is the first foreign channel that has been launched in China within the past 18 months. The sales and distribution of Celestial Movies will be undertaken by China International TV Corporation (CITVC).

---end---

Celestial Movie Channel Limited
Shaw Administration Building, Lot 220 Clearwater Bay Road, Kowloon, Hong Kong
Tel: (852) 2927 1111 | Fax: (852) 2243 0098


天映頻道
CELESTIAL MOVIES

About Celestial Movie Channel Limited
A subsidiary of Celestial Pictures, Celestial Movie Channel is involved in the creation, development and distribution of content and TV channels; acquisition of films; and international distribution of third-party channels.

Website: www.celestialmovies.com

About Celestial Pictures Limited
Celestial Pictures Limited, a wholly-owned subsidiary of ASTRO, is a diversified entertainment company focusing on the production and distribution of Asian-language film and television content as well as the operation of TV channels. The company owns the Shaw Brothers film library, the world's largest collection of Chinese films.

Website: www.celestialpictures.com

About ASTRO ALL ASIA NETWORKS plc (ASTRO)
ASTRO is Malaysia's leading cross-media operator specialising in the origination, aggregation and distribution of content across multiple platforms. It is the sole provider of Direct-To-Home satellite multi-channel television services in Malaysia, and houses the country's largest television program production facility. ASTRO is the country's leader in commercial radio, and publishes Malaysia's most widely circulated magazine, the Astro Guide. Celestial Pictures owns the world's largest Chinese Film library and its digitally remastered films are released internationally through theatrical, video, television and new media distribution, and the Celestial Movies channels. The strength of these complementary brands has extended into interactive and multi-media services including provision of content for mobile telephony.

Website: www.astroplc.com

For more information, please contact:

CHINA / HONG KONG

Mee-Wah Tan
Vice President
Marketing & Sales
Celestial Movie Channel Limited
Phone: (852) 2927 1185
E-mail: meewah.tan@celestialmovies.com

Clare Chap
Public Relations Manager
Celestial Movie Channel Limited
Phone: (852) 2927 1177
E-mail: clare.chap@celestialmovies.com

MALAYSIA

Amy Balan
Head, Investor Relations
ASTRO All Asia Networks plc
Phone: (603) 9543 9305
E-mail: amy_balan@astro.com.my

David Yap
Head, Press & Publicity
ASTRO All Asia Networks plc
Phone: (603) 9543 6868
E-mail: david_yap@astro.com.my



Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 01/10/2004 17:21:38
Reference No AA-041001-61314

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("Company") - Notification pursuant to Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad on Dealings during Open Period

* **Contents :-**

We wish to announce that the Company has today received a notification pursuant to Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad from Latifah Mohamed Yusof (a principal officer of the Company) of her dealings in the shares of the Company during open period, details of which are set out below:-

Disposal of 5,000 ordinary shares of 10 pence each representing 0.0003% of the issued share capital of the Company at an average price of RM4.90 per share on 1 October 2004. Her shareholding after the disposal is 5,000 ordinary shares of 10 pence each representing 0.0003% of the Company's issued share capital.

This announcement is dated 1 October 2004.

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Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 04/10/2004 17:24:12
Reference No AA-041004-53649

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("Company") - Notification pursuant to Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad on Dealings during Open Period

* **Contents :-**

We wish to announce that the Company has today received a notification pursuant to Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad from Sze Yuet Sim (a principal officer of the Company) of her dealings in the shares of the Company during open period, details of which are set out below:-

Disposal of 5,000 ordinary shares of 10 pence each representing 0.0003% of the issued share capital of the Company at an average price of RM5.05 per share on 1 October 2004. Her shareholding after the disposal is 29,000 ordinary shares of 10 pence each representing 0.0015% of the Company's issued share capital.

This announcement is dated 4 October 2004.

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Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 05/10/2004 17:51:25
Reference No AA-041005-59941

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **ASTRO ALL ASIA NETWORKS plc**
* Stock name : **ASTRO**
* Stock code : **5076**
* Contact person : **SHARON LIEW**
* Designation : **MANAGER, SECRETARIAL**

---

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
ASTRO ALL ASIA NETWORKS plc ("Company") - Notification pursuant to Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad on Dealings during Open Period

* **Contents :-**

We wish to announce that the Company has today received a notification pursuant to Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad from Sze Yuet Sim (a principal officer of the Company) of her dealings in the shares of the Company during open period, details of which are set out below:-

Disposal of 11,000 ordinary shares of 10 pence each representing 0.0006% of the issued share capital of the Company at an average price of RM5.30 per share on 4 October 2004. Her shareholding after the disposal is 18,000 ordinary shares of 10 pence each representing 0.0009% of the Company's issued share capital.

This announcement is dated 5 October 2004.

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Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 07/10/2004 17:47:45
Reference No AA-041007-63444

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO") - Change to the utilisation of proceeds raised from initial public offering

* **Contents :-**

We wish to announce that ASTRO has today prepaid the outstanding balance of USD120 million due under its USD265 million syndicated term loan facility ("Facility"). A total equivalent to USD52.5 million of the initial public offering ("IPO") proceeds originally allocated for working capital / general corporate purposes were utilised to partly facilitate the prepayment.

The Directors of ASTRO are of the opinion that the prepayment of the Facility is in the best interests of the Group. Further, none of the directors or major shareholders of ASTRO and/or any persons connected with them have any interest, whether direct or indirect, in the prepayment.

This announcement is dated 7 October 2004.

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Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 13/10/2004 17:11:26
Reference No AA-041013-61379

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO") - USD300,000,000 Syndicated Term Loan and Revolving Credit Facility

* **Contents :-**

The Board of Directors wishes to announce that ASTRO has today obtained a USD300,000,000 syndicated term loan and revolving credit facility ("the Facility') from participating lenders with Citibank Malaysia (L) Limited and DBS Bank Limited as coordinating arrangers and Citibank Berhad as the agent.

The Facility is for the purposes of refinancing, prepayment or reimbursement of ASTRO's senior indebtedness as well as general working capital and funding requirements.

The refinancing exercise has enabled ASTRO to achieve lower cost of borrowings and improved financing terms. With this Facility, ASTRO will be well positioned to grow its market share domestically and execute its investment plans to extend its regional presence.

The Facility is guaranteed by MEASAT Broadcast Network Systems Sdn Bhd and Radio Advertising and Programming Systems Sdn Bhd (wholly owned subsidiaries of ASTRO) with a tenure of up to 7 years from the date of the Facility Agreement.

The Board of Directors of ASTRO is of the opinion that the Facility is in the best interests of ASTRO and its subsidiaries.

This announcement is dated 13 October 2004.

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Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 26/10/2004 18:01:38
Reference No AA-041026-40207

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **ASTRO ALL ASIA NETWORKS plc**
*	Stock name	: **ASTRO**
*	Stock code	: **5076**
*	Contact person	: **SHARON LIEW**
*	Designation	: **MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("Company") - Notification pursuant to Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad on Dealings during Open Period

* **Contents :-**

We wish to announce that the Company has today received a notification pursuant to Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad from Nor Aishikin bte Yahya (a principal officer of the Company) of her dealings in the shares of the Company during open period, details of which are set out below:-

Disposal of 2,000 ordinary shares of 10 pence each representing 0.0001% of the issued share capital of the Company at an average price of RM5.10 per share on 7 October 2004. Her shareholding after the disposal is 3,000 ordinary shares of 10 pence each representing 0.0001% of the Company's issued share capital.

This announcement is dated 26 October 2004.

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Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 26/10/2004 18:01:41
Reference No AA-041026-63794

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **ASTRO ALL ASIA NETWORKS plc**
*	Stock name	: **ASTRO**
*	Stock code	: **5076**
*	Contact person	: **SHARON LIEW**
*	Designation	: **MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Recurrent Related Party Transactions of a Revenue or Trading Nature

* **Contents :-**

We wish to announce that the Company's wholly-owned subsidiary, Multimedia Interactive Technologies Sdn Bhd has today entered into Novation Agreements for the provision of electronic bill presentment and payment services with Malaysian Mobile Services Sdn Bhd (formerly known as TIMECel Sdn Bhd), a wholly-owned subsidiary of Maxis Communications Berhad. The said agreements are recurrent related party transactions of a revenue or trading nature pursuant to paragraphs 10.08 and 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad.

Further details of the announcement are attached.



Novation Agreements.do

This announcement is dated 26 October 2004.

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ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company")
- Recurrent Related Party Transactions of Revenue or Trading Nature

1. Introduction

The Board of Directors of ASTRO wishes to announce that Multimedia Interactive Technologies Sdn Bhd ("MIT"), a wholly-owned subsidiary of ASTRO has today entered into the following Novation Agreements which are recurrent related party transactions of a revenue or trading nature with Malaysian Mobile Services Sdn Bhd (formerly known as TIMECel Sdn Bhd ("MMS"), a subsidiary of Maxis Communications Berhad ("Maxis").

Details of the said Novation Agreements ("Agreements") are set out in the schedule below:

	Contracting party within the ASTRO Group	Original contracting party within the Maxis Group	Name of Maxis entity to be novated	Nature of transaction /agreement	Estimated value of transaction (Contract Value) (RM)
1.	MIT	Maxis Mobile Sdn Bhd ("MMSB")	MMS	Agreement for the provision of electronic bill presentment and payment services	- Monthly connection fee of RM20,000.00 - RM1.00 per transaction on monthly basis
2.	MIT	MMSB	MMS	Addendum Agreement for the provision of electronic bill presentment and payment services	- Monthly connection fee of RM25,000.00 - Monthly platform fee of RM10,000.00 - Monthly bill payment fee :- a) 1st 50,000 :- RM1.00 per transaction b) 50,001 and above :- RM0.50 per transaction

The original agreements were entered into by MIT with Maxis Mobile Sdn Bhd ("MMSB") before ASTRO obtained its listing status on Bursa Malaysia Securities Berhad in October 2003. The Novation Agreements are now entered into due to the internal reorganisation exercise in Maxis ("Maxis Reorganisation Exercise") as announced by Maxis on 8 August 2003, 13 October 2003 and 23 October 2003, where all mobile retail operations would be novated and transferred from MMSB to either MMS or Maxis Broadband Sdn Bhd.

ASTRO has also entered into several other novation agreements with the Maxis Group arising from the Maxis Reorganisation Exercise. Shareholders' mandate for those transactions was obtained at ASTRO's Extraordinary General Meeting held on 13 July 2004.

2. **Other Details of Agreements**

Commencing from 1 November 2003,

(i) MMSB will be released and discharged from its rights and obligations under the Agreements listed above;

(ii) MMS will be bound by all the terms and conditions of the Agreements including all rights and obligations under the Agreements, in every way as if MMS was an original party to the Agreements in place of MMSB;

(iii) MIT will:

(a) release and discharge MMSB from all past, present and future claims, demands, actions and proceedings in respect of the Agreements;

(b) accept the liability of MMS to perform and comply with the terms and conditions of the Agreements in lieu of the liability of MMSB;

(c) agree to be bound by the terms and conditions of the Agreements in every way as if MMS was an original party to the Agreement in place of MMSB; and

(d) agree that all software licences granted to MMSB under the Agreements shall be transferred or novated to MMS.

3. **Parties to the Agreements**

(i) MIT is a wholly-owned subsidiary of MEASAT Broadcast Network Systems Sdn Bhd ("MBNS") and is primarily engaged in the development and licensing of multimedia and interactive applications including provision of interactive activities and mobile content aggregation, development and delivery.

MBNS in turn is a wholly-owned subsidiary of ASTRO via its 100% equity interest over AAAN (Bermuda) Limited ("AAAN Bermuda") and is the sole licensed provider of digital direct-to-home satellite multi-channel television services in Malaysia under the Astro brand name.

(ii) MMS is a wholly-owned subsidiary of Maxis and is the provider of mobile telecommunications products and services.

MMSB is also a wholly-owned subsidiary of Maxis which is the operator of mobile telecommunications and provider of corporate support and service functions for the Group as well as carrying out special niche project(s) such as Universal Service Provision.

4. **Rationale for the Agreements**

As a result of the Maxis Reorganisation Exercise , all mobile retail operations would be novated and transferred from MMSB to either MMS or Maxis Broadband Sdn Bhd.

5. **Interest of Directors and/major shareholders and/or persons connected with a director/major shareholder**

Details of interests of Directors of ASTRO and the nature of their relationships are set out as follows:-

	Directors	Nature of Relationship
1	Dato' Haji Badri bin Haji Masri ("DB")	ASTRO a) DB is the Chairman and a director of ASTRO. He is also a director of MBNS and several other subsidiaries of ASTRO. b) DB is a major shareholder of ASTRO having deemed equity interest of 500,000 ordinary shares of 10 pence each in ASTRO ("ASTRO Shares") representing 0.026% of the share capital of ASTRO via his 99% direct equity interest over the share capital of Ratna Pelangi Sdn Bhd. DB also has deemed equity interest over 177,446,535 ASTRO Shares representing 9.25% of the share capital of ASTRO in which Harapan Terus Sdn Bhd ("HTSB") has an interest by virtue of his 25% interest in HTSB. HTSB is deemed to have an interest in all of the ASTRO Shares in which Berkat Nusantara Sdn Bhd ("BNSB"), Nusantara Cempaka Sdn Bhd ("NCSB"), Nusantara Delima Sdn Bhd ("NDSB"), Mujur Nusantara Sdn Bhd ("MNSB"), Gerak Nusantara Sdn Bhd ("GNSB") and Sanjung Nusantara Sdn Bhd ("SNSB") (collectively "HTSB Subsidiaries") have an interest, by virtue of HTSB being entitled to control the exercise of 100% of the votes attached to the voting shares in their immediate holding companies. The HTSB Subsidiaries hold their respective interests in ASTRO as trustees under discretionary trusts for Bumiputera objects. As such, DB and HTSB do not have any economic interest in those ASTRO Shares held by the HTSB Subsidiaries. Further, as DB and HTSB do not exercise or control the exercise of at least 15% of the votes attached to the voting shares in ASTRO, they are not deemed to have an interest in the shares of AAAN Bermuda, MBNS or MIT. Maxis a) DB is a major shareholder of Maxis having a deemed equity interest of 329,775,665 shares of RM0.10 each in Maxis ("MAXIS Shares") representing 13.42% of the share capital of Maxis in which Harapan Nusantara Sdn Bhd ("HNSB") has an interest by virtue of his 25% interest in HNSB. HNSB is deemed to have an interest in all of the MAXIS Shares in which Mujur Anggun Sdn Bhd ("MASB"), Cabaran Mujur Sdn Bhd ("CMSB"), Anak Samudra Sdn Bhd ("ASSB"), Dumai Maju Sdn Bhd ("DMSB"), Nusantara Makmur Sdn Bhd ("NMSB"), Usaha Kenanga Sdn Bhd ("UKSB") and Tegas Sari Sdn Bhd ("TSSB") (collectively "HNSB Subsidiaries") have an interest by virtue by HNSB being entitled to control the exercise of 100% of the votes attached to their voting shares. The HNSB Subsidiaries hold their respective interests in Maxis as trustees under discretionary trusts for Bumiputera objects. As such, DB and HNSB do not have any economic interest in those MAXIS Shares held by the HNSB Subsidiaries.
2.	Augustus Ralph Marshall ("RM")	ASTRO a) RM is a director of ASTRO and subsidiaries of ASTRO including AAAN Bermuda and MBNS. He is Deputy Chairman and Group Chief Executive Officer of ASTRO as well as Chief Executive Officer of AAAN Bermuda and MBNS. b) RM has indirect equity interest of 1,000,000 ASTRO Shares representing 0.05% of the share capital of ASTRO held through a nominee. RM also holds 1,000,000 (1st grant) and

		498,800 (2nd grant) options over unissued ordinary shares in ASTRO pursuant to 2003 Employee Share Option Scheme and 1,500,000 options over unissued ordinary shares in ASTRO pursuant to 2003 Management Share Incentive Scheme. c) RM is a director of Usaha Tegas Sdn Bhd ("UTSB"), a major shareholder of ASTRO and Maxis. He does not have any equity interest in UTSB. Maxis a) RM is a director of Maxis. b) RM has direct equity interest of 500,000 MAXIS Shares representing 0.0203% of the share capital of MAXIS.
3.	Tan Poh Ching ("TPC")	ASTRO a) TPC is a director of ASTRO and AAAN Bermuda. TPC has indirect equity interest of 500,000 ASTRO Shares representing 0.03% of the share capital of ASTRO held through a nominee. b) TPC is a director of UTSB, a major shareholder of ASTRO and Maxis. He does not have any equity interest in UTSB. Maxis a) TPC is a director of Maxis. b) TPC has direct equity interest of 500,000 MAXIS Shares representing 0.0203% of the share capital of Maxis.
4.	Dato' Mohamed Khadar bin Merican ("Dato' Khadar")	ASTRO a) Dato' Khadar is a director of ASTRO. b) Dato' Khadar has direct equity interest of 250,000 ASTRO Shares representing 0.01% of the share capital of ASTRO. Maxis a) Dato' Khadar is a person connected to Mohamed Shahrin Bin Merican, a major shareholder of ASTRO and Maxis. b) Dato' Khadar has direct equity interest of 15,000 MAXIS shares representing 0.0006% of the share capital of Maxis.
5.	Hj. Affendi bin Tun Hj. Mohd Fuad Stephens ("AF")	ASTRO a) AF is a director of MBNS and several other subsidiaries of MBNS. He has a direct equity interest over 60,000 ASTRO Shares representing 0.003% of the share capital of ASTRO held through a nominee. b) AF is a major shareholder having a deemed equity interest over 177,446,535 ASTRO Shares representing 9.25% of the share capital of ASTRO in which HTSB has an interest by virtue of his 25% interests in HTSB. HTSB is deemed to have an interest in all of the ASTRO Shares in which BNSB, NCSB, NDSB, MNSB, GNSB and SNSB (collectively "HTSB Subsidiaries") have an interest, by virtue of HTSB being entitled to control the exercise of 100% of the votes attached to the voting shares in their immediate holding companies. The HTSB Subsidiaries hold their respective interests in ASTRO as trustees under discretionary trusts for Bumiputera objects. As such, AF and HTSB do not have any economic interest in those ASTRO Shares held by the HTSB Subsidiaries. Further, as AF and HTSB do not

		exercise or control the exercise of at least 15% of the votes attached to the voting shares in ASTRO, they are not deemed to have an interest in the shares of AAAN Bermuda, MBNS or MIT. Maxis a) AF holds 38,000 options over unissued ordinary shares in Maxis pursuant to the Maxis' Employee Share Option Scheme. b) AF is a major shareholder of Maxis having a deemed equity interest of 329,775,665 shares of RM0.10 each in the MAXIS Shares representing 13.42% of the share capital of Maxis in which HNSB has an interest by virtue of his 25% interest in HNSB. HNSB is deemed to have an interest in all of the MAXIS Shares in which MASB, CMSB, ASSB, DMSB, NMSB, UKSB and TSSB (collectively "HNSB Subsidiaries") have an interest by virtue of HNSB being entitled to control the exercise of 100% of the votes attached to their voting shares. The HNSB Subsidiaries hold their respective interests in Maxis as trustees under discretionary trusts for Bumiputera objects. As such, AF and HNSB do not have any economic interest in those MAXIS Shares held by the HNSB Subsidiaries.

Details of interests of major shareholders of ASTRO and the nature of their relationships are set out as follows:-

	Major Shareholders	Nature of Relationship
1.	Usaha Tegas Sdn Bhd ("UTSB"), Pacific States Investment Limited ("PSIL"), Excorp Holdings N.V. ("Excorp"), PanOcean Management Limited ("PanOcean") and Ananda Krishnan Tatparanandam ("TAK")	ASTRO a) UTSB, PSIL, Excorp and PanOcean are major shareholders of ASTRO with each having a deemed equity interest in 479,619,973 ASTRO Shares representing 25% of the share capital of ASTRO of which 389,085,872 and 90,534,101 Astro Shares representing 20.28% and 4.72% of the share capital of ASTRO are held by All Asia Media Equities Ltd through a nominee and Usaha Tegas Entertainment Systems Sdn Bhd, respectively. PSIL is deemed to have an interest in all of the ASTRO Shares in which UTSB has an interest, by virtue of PSIL's direct controlling interest of 99.999% of the share capital in UTSB. The shares in PSIL are wholly owned by Excorp which is deemed to have an interest in all of the ASTRO Shares in which PSIL has an interest. The shares in Excorp are in turn wholly owned by PanOcean. PanOcean is the trustee of a discretionary trust, the beneficiaries of which are members of the family of TAK and foundations including those for charitable purposes. Although PanOcean is deemed to have an interest in the ASTRO Shares through Excorp, it does not have any economic or beneficial interest over such shares as such interest is held subject to the terms of the discretionary trust. b) TAK is a major shareholder of ASTRO with a deemed equity interest over 819,082,908 ASTRO Shares representing 42.69% of the share capital of ASTRO by virtue of the following: (i) PanOcean's deemed equity interest in the ASTRO Shares as described in Section 1(a) on

		major shareholders above. Although TAK is deemed to have an interest in the ASTRO Shares, he does not have any economic or beneficial interest therein since such interest is held subject to the terms of the discretionary trust. (ii) The interests of East Asia Broadcast Network Systems N.V., Pacific Broadcast Systems N.V., Home View Limited N.V. and Southpac Investments Limited N.V which collectively hold 324,032,818 ASTRO Shares representing 16.89% of the share capital of ASTRO by virtue of his 100% control of the shares of their respective ultimate holding companies; and (iii) The interests of Ujud Cergas Sdn Bhd, Metro Ujud Sdn Bhd, Mujur Sanjung Sdn Bhd, Prisma Gergasi Sdn Bhd and Ujud Murni Sdn Bhd which collectively hold 15,430,117 ASTRO Shares representing 0.81% of the share capital of ASTRO by virtue of his 100% control of the shares of their respective ultimate holding companies. Maxis a) UTSB, PSIL, Excorp and PanOcean are major shareholders of Maxis with each having a deemed equity interest of 552,346,060 representing 22.43% of the share capital of Maxis. b) TAK is a major shareholder of Maxis with a deemed equity interest of ordinary shares of 779,456,803 MAXIS Shares representing 31.65% of the share capital of Maxis.
2.	Tun Haji Mohammed Hanif bin Omar ("THO"), DB, AF and MSM	ASTRO a) THO, DB, AF and MSM are major shareholders of ASTRO with each having a deemed equity over 177,446,535 ASTRO Shares representing 9.25% of the share capital of ASTRO in which HTSB has an interest by virtue of their respective 25% interest in HTSB. HTSB is deemed to have an interest in all of the ASTRO Shares in which BNSB, NCSB, NDSB, MNSB, GNSB and SNSB (collectively "HTSB Subsidiaries") have an interest, by virtue of HTSB being entitled to control the exercise of 100% of the votes attached to the voting shares in their immediate holding companies. The HTSB Subsidiaries hold their respective interests in ASTRO as trustees under discretionary trusts for Bumiputera objects. As such, THO, DB, AF, MSM and HTSB do not have any economic interest in those ASTRO Shares held by the HTSB Subsidiaries. Further, as THO, DB, AF, MSM and HTSB do not exercise or control the exercise of at least 15% of the votes attached to the voting shares in ASTRO, they are not deemed to have an interest in the shares of AAAN Bermuda, MBNS or MIT. b) DB – Please refer to the section 1(a) on Directors. c) AF – Please refer to the section 5(a) on Directors. d) MSM has direct equity interest of 166,600 ASTRO Shares representing 0.009% of the share capital of ASTRO.

		Maxis a) THO, DB, AF and MSM are major shareholders of Maxis having deemed equity interest in 329,775,665 MAXIS Shares representing 13.39% of the share capital of Maxis in which HNSB has an interest by virtue of their respective 25% interest in HNSB. HNSB is deemed to have an interest in all of the Maxis Shares in which MASB, CMSB, ASSB, DMSB, NMSB, UKSB and TSSB (collectively "HNSB Subsidiaries") have an interest, by virtue of HNSB being entitled to control the exercise of 100% of the votes attached to the voting shares in each of the HNSB Subsidiaries. The HNSB Subsidiaries hold their respective interests in Maxis as trustees under discretionary trusts for Bumiputera objects. As such, THO, DB, AF, MSM and HNSB do not have any economic interest in the said shares. b) AF – Please refer to section 5 on Directors. c) THO – was a director of Maxis within the 12 months preceding the date on which the terms of the Agreements were agreed upon.

None of the remaining Directors of ASTRO nor its major shareholders and/or persons connected with them has any interest, direct or indirect in the Agreements.

6. Effect on share capital, shareholding structure, earnings and consolidated net tangible assets of ASTRO

The Agreements will not have any effect on the share capital or shareholding structure of ASTRO.

The Agreements are not expected to have a material effect on the earnings per share of ASTRO for the financial year ending 31 January 2005 and any material effect on the net tangible assets of ASTRO based on its audited financial results for the financial year ended 31 January 2004.

7. Approvals Required

Regulatory or shareholder approvals are not required for the Agreements.

8. Statement by the Board of Directors

The Board of Directors of ASTRO (with the exception of Dato' Haji Badri bin Haji Masri, Augustus Ralph Marshall, Tan Poh Ching and Dato' Mohamed Khadar bin Merican who are deemed interested in the Agreements) is of the opinion that the Agreements are in the best interests of the ASTRO Group.

This announcement is dated 26 October 2004.



Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 29/10/2004 17:20:52
Reference No AA-041029-61675

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("Company") - Notification pursuant to Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad on Dealings during Open Period

* **Contents :-**

We wish to announce that the Company has today received a notification pursuant to Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad from Sivabalan Poobalasingam (a principal officer of the Company) of his dealings in the shares of the Company during open period, details of which are set out below:-

Disposal of 50,000 ordinary shares of 10 pence each representing 0.0026% of the issued share capital of the Company at an average price of RM5.10 per share on 19 October 2004. He does not hold any shares in the Company after the disposal.

This announcement is dated 29 October 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Form Version 2.0

General Announcement

Submitted by **ASTRO ALL ASIA NETWORKS PLC** on **02/11/2004 18:27:43**
Reference No **AA-041101-64602**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Recurrent Related Party Transaction of a Revenue or Trading Nature

* **Contents :-**

1. Introduction

The Board of Directors of ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") wishes to announce that Maestra Broadcast Sdn Bhd and MEASAT Radio Communications Sdn Bhd (collectively "Radio Companies") both wholly-owned subsidiaries of ASTRO have today entered into the following recurrent related party transaction with UTSB Management Sdn Bhd ("UTSBM"):

Consultancy and Support Services Agreement ("the Agreement") for the provision by UTSBM of consultancy and support services to the Radio Companies.

2. Related Party

UTSBM is a related party by virtue of its common major shareholders and directors as set out in paragraph 6 below.

3. Background

The arrangement and the intention to enter into the Agreement had been disclosed on page 269 of ASTRO's prospectus ("Prospectus") for its initial public offering in October 2003. The Agreement stems from an agreement ("Original Agreement") dated 22 April 1998 between an affiliate of the Radio Companies, Airtime Management and Programming Sdn Bhd ("AMP") and All Asia Radio Technologies Sdn Bhd ("AART") for the provision of marketing and programming services by AART to the Radio Companies, which were managed by AMP.

AART, a company incorporated in Malaysia, is jointly owned in equal proportions by Austereo International Pty Ltd ("Austereo") and Usaha Tegas Entertainment Systems Sdn Bhd ("UTES"), a subsidiary of Usaha Tegas Sdn Bhd ("UTSB").

The Agreement has been entered into by UTSBM and the Radio Companies arising from a decision by UTES and Austereo, the joint venture partners of AART, to restructure the Original Agreement with AMP where instead of providing their services through AART, the joint venture partners agreed to provide their respective services directly to the Radio Companies upon the terms and conditions of the Original Agreement. In this connection, Austereo has on 8 July 2003 entered into a separate agreement to provide marketing and programming services to the Radio Companies in substitution of the Original Agreement ("Austereo Agreement") and following the Austereo Agreement, UTES has nominated UTSBM to enter into the Agreement with the Radio Companies. With the execution of the Agreement, the Original Agreement shall be deemed terminated with effect from 1 January 2001.

4. Details of the Agreement

The Agreement is for the provision by UTSBM of consultancy and support services to the Radio Companies in the areas of governmental contacts, corporate strategies and business development initiatives ("Services").

Fees for the Services are due and payable upon achieving the milestone amount of RM20,000,000 and will be paid upon the execution of the Agreement. Subsequent fees are calculated using formulae involving a percentage of advertising revenue and are to be paid within 30 days of the expiration of each quarter.

The tenure of the Agreement is from 1 January 2001 to 31 December 2006 unless terminated earlier in accordance with the terms of the Agreement.

5. Rationale

UTSBM, via the UTSB group of companies to which it is related, has a comprehensive knowledge of the Malaysian operating environment of the telecommunications, multimedia, entertainment and leisure industries. It is also able to provide or has access to personnel to assist and advise in negotiations with and in applications and proposals to the relevant Malaysian governmental and other authorities for the purposes of securing licences, approvals and permits that may be required for the conduct of the business of the Radio Companies. UTSBM also has access to personnel who have considerable expertise and wide experience in strategic initiatives, strategic planning and finance, treasury, tax and regulatory matters.

ASTRO and its subsidiaries have in the past benefited from the expertise offered and entering into the Agreement will allow the Company and, in particular, the Radio Companies to continue to benefit from the provision of the Services.

6. Major Shareholders' and Directors' Interests

Details of the interests of major shareholders and directors of ASTRO and the nature of their relationships are set out as follows:-

(a) UTSB, Pacific States Investment Limited ("PSIL"), Excorp Holdings N.V. ("Excorp") and PanOcean Management Limited ("PanOcean") are major shareholders of ASTRO with each having a deemed equity interest in 479,619,973 ASTRO Shares representing 24.99% of the share capital of ASTRO of which 389,085,872 and 90,534,101 Astro Shares representing 20.28% and 4.72% of the share capital of ASTRO are held by All Asia Media Equities Ltd through a nominee and UTES, respectively. PSIL is deemed to have an interest in all of the ASTRO Shares in which UTSB has an interest, by virtue of

PSIL's direct controlling interest of 99.999% of the share capital in UTSB. The shares in PSIL are wholly owned by Excorp which is deemed to have an interest in all of the ASTRO Shares in which PSIL has an interest. The shares in Excorp are in turn wholly owned by PanOcean. PanOcean is the trustee of a discretionary trust, the beneficiaries of which are members of the family of Mr. Ananda Krishnan Tatparanandam ("TAK") and foundations including those for charitable purposes. Although PanOcean is deemed to have an interest in the ASTRO Shares through Excorp, it does not have any economic or beneficial interest over such shares as such interest is held subject to the terms of the discretionary trust.

UTSB, PSIL, Excorp and PanOcean are also major shareholders of UTSBM, with each having a deemed equity interest of 100% of the share capital of UTSBM.

(b) Mr. Ananda Krishnan Tatparanandam ("TAK") is a major shareholder of ASTRO with a deemed equity interest over 819,082,908 ASTRO Shares representing 42.68% of the share capital of ASTRO by virtue of the following:

(i) PanOcean's deemed equity interest in the ASTRO Shares as described in item (a) above. Although TAK is deemed to have an interest in the ASTRO Shares, he does not have any economic or beneficial interest therein since such interest is held subject to the terms of the discretionary trust;

(ii) The interests of East Asia Broadcast Network Systems N.V., Pacific Broadcast Systems N.V., Home View Limited N.V. and Southpac Investments Limited N.V which collectively hold 324,032,818 ASTRO Shares representing 16.89% of the share capital of ASTRO by virtue of his 100% control of the shares of their respective ultimate holding companies; and

(iii) The interests of Ujud Cergas Sdn Bhd, Metro Ujud Sdn Bhd, Mujur Sanjung Sdn Bhd, Prisma Gergasi Sdn Bhd and Ujud Murni Sdn Bhd which collectively hold 15,430,117 ASTRO Shares representing 0.80% of the share capital of ASTRO by virtue of his 100% control of the shares of their respective ultimate holding companies.

TAK is also a director of Excorp, PanOcean and UTSB.

(c) Mr. Augustus Ralph Marshall ("RM"), who is a director, Deputy Chairman and Group Chief Executive Officer of ASTRO as well as a director of several subsidiaries of ASTRO, is also a director of UTSB. In addition, RM has indirect equity interest over 1,000,000 ASTRO Shares held through nominees representing 0.005% of the share capital of ASTRO. RM also holds 1,000,000 (1st grant) and 498,800 (2nd grant) options over unissued shares in ASTRO pursuant to the 2003 Employee Share Option Scheme and 1,500,000 options over unissued shares in ASTRO pursuant to the 2003 Management Share Incentive Scheme. RM does not hold any shares in UTSB and UTSBM;

(d) Mr. Tan Poh Ching ("TPC"), who is a director of ASTRO and a subsidiary of ASTRO is also a director of UTSB. TPC has indirect equity interest over 500,000 ASTRO Shares held through nominees representing 0.026% of the share capital of ASTRO. TPC does not hold any shares in UTSB and UTSBM; and

(e) Dato' Mohamed Khadar bin Merican ("MKM") is a director of ASTRO and a person connected to Mohamad Shahrin bin Merican ("MSM"). MKM has direct equity interest over 250,000 ASTRO Shares representing 0.013% of the share capital of ASTRO. MSM is a major shareholder of ASTRO having a deemed equity interest over 177,446,535 ASTRO Shares representing 9.25% of the share capital of ASTRO in which Harapan Terus Sdn Bhd ("HTSB") has an interest by virtue of hise 25% interest in HTSB. HTSB is deemed to have an interest in all of the ASTRO Shares in which Berkat Nusantara Sdn Bhd, Nusantara Cempaka Sdn Bbhd, Nusantara Delima Sdn Bhd, Mujur Nusantara Sdn Bhd,

Gerak Nusantara Sdn Bhd and Sanjung Nusantara Sdn Bhd (collectively "HTSB Subsidiaries") have an interest, by virtue of HTSB being entitled to control the exercise of 100% of the votes attached to the voting shares in their immediate holding companies. The HTSB Subsidiaries hold their respective interests in ASTRO as trustees under discretionary trusts for Bumiputera objects. As such, MSM and HTSB do not have any economic interest in those ASTRO Shares held by the HTSB Subsidiaries. Further, as MSM and HTSB do not exercise or control the exercise of at least 15% of the votes attached to the voting shares in ASTRO, they are not deemed to have an interest in the shares of the Radio Companies. MSM is also a director of several UTSB subsidiaries.

7. Effect on share capital, shareholding structure, earnings and consolidated net tangible assets of ASTRO

The Agreement will not have any effect on the share capital or shareholding structure of ASTRO.

The Agreement is not expected to have a material effect on the earnings per share of ASTRO for the financial year ending 31 January 2005 and any material effect on the net tangible assets of ASTRO based on its audited financial results for the financial year ended 31 January 2004.

8. Statement by the Board of Directors

The Board of Directors of ASTRO (with the exception of RM, TPC and MKM who are deemed interested in the Agreement and who have abstained from all Board deliberations and voting in connection therewith) is of the opinion that the Agreement is in the best interests of ASTRO and its subsidiaries.

9. Approvals Required

Regulatory or shareholder approvals are not required for the Agreement.

This announcement is dated 2 November 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 02/11/2004 18:27:44
Reference No AA-041102-38125

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **ASTRO ALL ASIA NETWORKS plc**
*	Stock name	: **ASTRO**
*	Stock code	: **5076**
*	Contact person	: **SHARON LIEW**
*	Designation	: **MANAGER, SECRETARIAL**

---

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("Company") - Notification pursuant to Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad on Dealings during Open Period

* **Contents :-**

We wish to announce that the Company has today received a notification pursuant to Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad from Liew Wei Yee Sharon (a principal officer of the Company) of her dealings in the shares of the Company during open period, details of which are set out below:-

1. Disposal of 4,000 ordinary shares of 10 pence each representing <0.001% of the issued share capital of the Company at a price of RM5.80* per share on 2 November 2004. Her shareholding after the disposal is 2,000 ordinary shares of 10 pence each representing <0.001% of the Company's issued share capital.

2. Acquisition of 4,000 ordinary shares of 10 pence each representing <0.001% of the issued share capital of the Company at an average price of RM5.25 per share on 2 November 2004. Her shareholding after the disposal is 6,000 ordinary shares of 10 pence each representing <0.001% of the Company's issued share capital.

* via an off-market transaction as a result of a buy-in.

This announcement is dated 2 November 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 03/11/2004 17:38:14
Reference No AA-041103-62905

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("Company") - Notification pursuant to Paragraph 14.08 of the Listing Requirements of Bursa Malaysia Securities Berhad of Intention to Deal in the Shares of the Company during Closed Period

* **Contents :-**

We wish to announce that the Company has today received a notification pursuant to Paragraph 14.08 of the Listing Requirements of Bursa Malaysia Securities Berhad from Sze Yuet Sim (a principal officer of the Company) of her intention to deal in the shares of the Company during closed period. Her current shareholdings are 18,000 ordinary shares of 10 pence each representing >0.001% of the issued share capital of the Company.

The Company is currently in a closed period pending release of its financial results for the third quarter ended 31 October 2004.

This announcement is dated 3 November 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 05/11/2004 17:39:17
Reference No AA-041105-57425

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **ASTRO ALL ASIA NETWORKS plc**
*	Stock name	: **ASTRO**
*	Stock code	: **5076**
*	Contact person	: **SHARON LIEW**
*	Designation	: **MANAGER, SECRETARIAL**

---

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
ASTRO ALL ASIA NETWORKS plc ("Company") - Notification pursuant to Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad on Dealings during Open Period

* **Contents :-**

We wish to announce that the Company has today received a notification pursuant to Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad from Nor Aishikin bte Yahya (a principal officer of the Company) of her dealings in the shares of the Company during open period, details of which are set out below:-

Disposal of 2,000 ordinary shares of 10 pence each representing <0.001% of the issued share capital of the Company at an average price of RM5.10 per share on 26 October 2004. Her shareholding after the disposal is 1,000 ordinary shares of 10 pence each representing <0.001% of the Company's issued share capital.

This announcement is dated 5 November 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LISTING'S CIRCULAR NO. L/Q : 27781 OF 2004

Company Name	: **ASTRO ALL ASIA NETWORKS PLC**
Stock Name	: **ASTRO**
Date Announced	: **08/11/2004**

Subject : ASTRO-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be informed that the abovementioned Company's additional 228,500 new ordinary shares of 10 pence each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Wednesday, 10 November 2004.



Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 08/11/2004 18:28:44
Reference No AA-041108-66092

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("Company") - Notification pursuant to Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad on Dealings during Open Period

* **Contents :-**

We wish to announce that the Company has today received a notification pursuant to Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad from Foong Oi Ling (a principal officer of the Company) of her dealings in the shares of the Company during open period, details of which are set out below:-

Disposal of 2,000 ordinary shares of 10 pence each representing <0.001% of the issued share capital of the Company at an average price of RM5.20 per share on 1 November 2004. Her shareholding after the disposal is 1,000 ordinary shares of 10 pence each representing <0.001% of the Company's issued share capital.

This announcement is dated 8 November 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 08/11/2004 18:28:44
Reference No AA-041108-65621

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **ASTRO ALL ASIA NETWORKS plc**
*	Stock name	: **ASTRO**
*	Stock code	: **5076**
*	Contact person	: **SHARON LIEW**
*	Designation	: **MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("Company") - Notification pursuant to Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad on Dealings during Open Period

* **Contents :-**

We wish to announce that the Company has today received a notification pursuant to Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad from Choo Yit Lee (a principal officer of the Company) of her dealings in the shares of the Company during open period, details of which are set out below:-

Disposal of 44,000 ordinary shares of 10 pence each representing 0.002% of the issued share capital of the Company at an average price of RM5.30 per share on 2 November 2004. She does not hold any shares in the Company after the disposal.

This announcement is dated 8 November 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LISTING'S CIRCULAR NO. L/Q : 27873 OF 2004

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **17/11/2004**

Subject : ASTRO-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be informed that the abovementioned Company's additional 509,100 new ordinary shares of 10 pence each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Friday, 19 November 2004.

LISTING'S CIRCULAR NO. L/Q : 27931 OF 2004

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **22/11/2004**

Subject : ASTRO-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be informed that the abovementioned Company's additional 274,600 new ordinary shares of 10 pence each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Wednesday, 24 November 2004.



Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 23/11/2004 18:31:26
Reference No AA-041123-64980

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **ASTRO ALL ASIA NETWORKS plc**
*	Stock name	: **ASTRO**
*	Stock code	: **5076**
*	Contact person	: **SHARON LIEW**
*	Designation	: **MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("Company") - Notification pursuant to Paragraph 14.08 of the Listing Requirements of Bursa Malaysia Securities Berhad on Dealings during Closed Period

* **Contents :-**

We wish to announce that the Company has today received a notification pursuant to Paragraph 14.08 of the Listing Requirements of Bursa Malaysia Securities Berhad from Suhainah Abu Bakar (deemed as a principal officer of the Company for the abovementioned paragraph) of her dealings in the shares of the Company during closed period, details of which are set out below:-

Disposal of 2,600 ordinary shares of 10 pence each representing <0.001% of the issued share capital of the Company at an average price of RM5.35 per share on 22 November 2004. Her shareholding after the disposal is 5,400 ordinary shares of 10 pence each representing <0.001% of the Company's issued share capital.

This announcement is dated 23 November 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LISTING'S CIRCULAR NO. L/Q : 28016 OF 2004

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **25/11/2004**

Subject : ASTRO-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be informed that the abovementioned Company's additional 723,200 new ordinary shares of 10 pence each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Monday, 29 November 2004.

LISTING'S CIRCULAR NO. L/Q : 28045 OF 2004

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **26/11/2004**

Subject : ASTRO-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be informed that the abovementioned Company's additional 122,900 new ordinary shares of 10 pence each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Tuesday, 30 November 2004.



Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 26/11/2004 18:26:59
Reference No AA-041126-52470

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **ASTRO ALL ASIA NETWORKS plc**
*	Stock name	: **ASTRO**
*	Stock code	: **5076**
*	Contact person	: **SHARON LIEW**
*	Designation	: **MANAGER, SECRETARIAL**

---

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
ASTRO ALL ASIA NETWORKS plc ("Company") - Notification pursuant to Paragraph 14.08 of the Listing Requirements of Bursa Malaysia Securities Berhad on Dealings during Closed Period

* **Contents :-**

We wish to announce that further to the notification of intention to deal in the shares of the Company during Closed Period by Sze Yuet Sim (deemed as a principal officer of the Company for the purpose of Chapter 14 of the Listing Requirements) which was announced on 3 November 2004, the Company was today notified of her dealings in the shares of the Company during Closed Period pursuant to Paragraph 14.08(c) of the Listing Requirements, details of which are set out below:-

Disposal of 5,000 ordinary shares of 10 pence each representing <0.001% of the issued share capital of the Company at an average price of RM5.40 per share on 25 November 2004. Her shareholding after the disposal is 13,000 ordinary shares of 10 pence each representing <0.001% of the Company's issued share capital.

This announcement is dated 26 November 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LISTING'S CIRCULAR NO. L/Q : 28112 OF 2004

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **30/11/2004**

Subject : ASTRO-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be informed that the abovementioned Company's additional 422,800 new ordinary shares of 10 pence each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Thursday, 2 December 2004.

LISTING'S CIRCULAR NO. L/Q : 28194 OF 2004

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **03/12/2004**

Subject : ASTRO-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be informed that the abovementioned Company's additional 69,000 new ordinary shares of 10 pence each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Tuesday, 7 December 2004.



Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 03/12/2004 17:31:30
Reference No AA-041203-54134

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **ASTRO ALL ASIA NETWORKS plc**
*	Stock name	: **ASTRO**
*	Stock code	: **5076**
*	Contact person	: **SHARON LIEW**
*	Designation	: **MANAGER, SECRETARIAL**

---

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Proposed Internal Restructuring of the ASTRO ALL ASIA NETWORKS plc ("ASTRO") Group of Companies ("Proposed Restructuring")

* **Contents :-**

The Board of Directors of ASTRO wishes to announce its proposal for an internal restructuring of its subsidiaries in order to create a leaner and more efficient group structure . The details of the proposed restructuring are set out in the attached document.



Group restructuring.doc

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

PROPOSED INTERNAL RESTRUCTURING OF THE ASTRO ALL ASIA NETWORKS plc ("ASTRO") GROUP OF COMPANIES ("PROPOSED RESTRUCTURING")

1. INTRODUCTION

The Board of Directors of ASTRO wishes to announce its proposal for an internal restructuring of its subsidiaries in order to create a leaner and more efficient group structure.

2. DETAILS OF THE PROPOSED RESTRUCTURING

2.1 Present Group Structure

2.1.1 ASTRO holds 100% equity interest in AAAN (Bermuda) Limited ("AAANL"), an exempt company incorporated in Bermuda.

2.1.2 AAANL holds 100% equity interest in both MEASAT Broadcast Networks Systems Sdn Bhd ("MBNS"), a company incorporated in Malaysia, and ASTRO Overseas Limited ("AOL"), a company incorporated in Bermuda.

2.1.3 MBNS holds 100% equity interests in several Malaysian incorporated companies two of which are Radio Advertising and Programming Systems Sdn Bhd ("RAPS") and MEASAT Digicast Sdn Bhd ("Digicast").

2.1.4 Through AOL, ASTRO also indirectly holds 100% equity interest in a number of other companies incorporated in various other countries.

The present Group structure is as set out in Figure 1 below.


ASTRO
AAANL
MBNS
AOL
Digicast
RAPS
Other Subsidiaries
Subsidiaries
Subsidiaries

Figure 1 – Present structure of the ASTRO Group of companies

2.2 Proposed Internal Restructuring

2.2.1 In respect of the Malaysian subsidiaries, ASTRO will acquire MBNS and all its subsidiaries except Digicast.

2.2.2 ASTRO will acquire RAPS and all its subsidiaries and RAPS will be voluntarily wound up.

2.2.3 In respect of the non-Malaysian subsidiaries, ASTRO will acquire AOL.

2.2.4 AAANL will be voluntarily wound up.

2.3 Post-restructuring Group Structure

The Group structure, post-restructuring, will be as set out in Figure 2 below.


ASTRO
MBNS
Subsidiaries of MBNS
Subsidiaries of RAPS
AOL
Digicast
Subsidiaries

Figure 2 – Corporate Structure of the ASTRO Group of companies post-restructuring

3. ISSUE OF REDEEMABLE PREFERENCE SHARES

As part of the restructuring exercise, ASTRO will subscribe for redeemable preference shares in two of its subsidiaries, MBNS and Airtime Management and Programming Sdn Bhd.

4. RATIONALE

The Group's existing corporate structure is multi-tiered and does not clearly reflect its core business segments or allow it to achieve better efficiencies in terms of its operations and financial reporting. The proposed internal restructuring will result in the removal of intermediary holding companies that are no longer required and achieve efficiencies in operational and financial reporting.

5. EFFECT OF THE PROPOSED RESTRUCTURING

5.1 Financial Effect

The Proposed Restructuring is not expected to have any material effect on the net tangible assets or earnings per share of ASTRO.

5.2 Share Capital

The Proposed Restructuring will not have any effect on the share capital and shareholding structure of ASTRO as there will be no new issue of ASTRO's shares.

5.3 Major Shareholders

The Proposed Restructuring will not have any effect on the shareholdings of the major shareholders of ASTRO.

6. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

The Proposed Restructuring involves transactions that will be entered into between ASTRO and its wholly owned subsidiaries and are therefore excluded, by virtue of Paragraph 10.02 (j) (iii), from being considered as transactions that are acquisitions or disposals or related party transactions under Parts D and E of Chapter 10 of the Listing Requirements of Bursa Securities.

In the circumstances, the Directors, major shareholders of ASTRO and/or persons connected to them, will not be deemed to be interested in the Proposed Restructuring.

7. STATEMENT BY THE BOARD OF DIRECTORS

The Board of Directors of ASTRO, having taken into consideration all aspects of the Proposed Restructuring, is of the opinion that it is in the best interests of ASTRO.

8. APPROVALS REQUIRED

The acquisition of AOL by ASTRO is subject to the approval of the Bermuda Monetary Authority. Certain debt facilities affected by the Proposed Restructuring will likewise require the approvals of the lenders concerned. The Proposed Restructuring is not otherwise subject to the approval of other relevant authorities or of its shareholders.

This announcement is dated 3 December 2004.



Form Version 2.0

Financial Results

Submitted by ASTRO ALL ASIA NETWORKS PLC on 03/12/2004 18:13:36
Reference No AA-041203-54298

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **ASTRO ALL ASIA NETWORKS plc**
*	Stock name	: **ASTRO**
*	Stock code	: **5076**
*	Contact person	: **SHARON LIEW**
*	Designation	: **MANAGER, SECRETARIAL**

Part A1 : QUARTERLY REPORT

*** Quarterly report for the financial period ended** : **31/10/2004**

*** Quarter** : ○ 1 Qtr ○ 2 Qtr ● 3 Qtr ○ 4 Qtr ○ Other

*** Financial Year End** : **31/01/2005**

*** The figures** : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:



Q3 Oct 04 Bursa Malaysia Quarter Report _ASTR(

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31/10/2004**

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
	31/10/2004	31/10/2003	31/10/2004	31/10/2003
	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000

1	Revenue	440,746	372,870	1,255,271	1,022,379
2	Profit/(loss) before tax	29,559	7,979	123,592	-17,458
3	Profit/(loss) after tax and minority interest	29,801	5,387	82,929	-25,851
4	Net profit/(loss) for the period	29,801	5,387	82,929	-25,851
5	Basic earnings/(loss) per share (sen)	1.55	0.43	4.32	-2.13
6	Dividend per share (sen)	0.00	0.00	0.00	0.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net tangible assets per share (RM)	0.5700	0.5400

Remarks :

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER* 31/10/2004 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31/10/2003 [dd/mm/yyyy] RM'000	CURRENT YEAR TO DATE* 31/10/2004 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/10/2003 [dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	56,406	42,844	206,010	93,769
2	Gross interest income	7,959	4,417	27,896	7,263
3	Gross interest expense	33,412	24,578	96,582	76,640

Remarks :

Note: The above information is for the Exchange internal use only.



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE THIRD QUARTER ENDED 31 OCTOBER 2004

ANNOUNCEMENT

The Board of Directors of ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "the Company") is pleased to announce the following unaudited consolidated results for the third quarter ended 31 October 2004 which should be read in conjunction with the non-statutory IFRS financial information and the audited statutory financial statements presented for the financial year ended 31 January 2004.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS

	Note	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		QUARTER ENDED 31/10/2004	QUARTER ENDED 31/10/2003	**NINE MTHS ENDED 31/10/2004**	NINE MTHS ENDED 31/10/2003
		RM'm	RM'm	**RM'm**	RM'm
Revenue	8	**440.7**	372.9	**1,255.2**	1,022.4
Cost of sales		**(306.7)**	(252.7)	**(802.8)**	(736.0)
Gross profit		**134.0**	120.2	**452.4**	286.4
Other operating income		**11.4**	6.5	**14.0**	32.3
Marketing and distribution costs		**(49.2)**	(42.4)	**(112.2)**	(105.4)
Administrative expenses		**(39.8)**	(41.4)	**(148.2)**	(119.4)
Profit from operations [1]	8	**56.4**	42.9	**206.0**	93.9
Finance costs (net)		**(25.7)**	(34.2)	**(79.4)**	(109.6)
Results from investment in associates :					
- Share of results before tax		**(0.1)**	0.2	**0.1**	0.3
- Amortisation of goodwill		**(1.0)**	(0.9)	**(3.1)**	(2.0)
Losses from investment in associates		**(1.1)**	(0.7)	**(3.0)**	(1.7)
Profit/(loss) from ordinary activities before taxation		**29.6**	8.0	**123.6**	(17.4)
Taxation	15	**0.2**	(2.6)	**(40.7)**	(8.4)
Profit/(loss) from ordinary activities after taxation		**29.8**	5.4	**82.9**	(25.8)
Minority interest		**-**	-	**-**	-
Net profit/(loss)		**29.8**	5.4	**82.9**	(25.8)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE THIRD QUARTER ENDED 31 OCTOBER 2004

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS (continued)

	Note	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		QUARTER ENDED 31/10/2004	QUARTER ENDED 31/10/2003	**NINE MTHS ENDED 31/10/2004**	NINE MTHS ENDED 31/10/2003
Earnings/(loss) per share:	26	**Sen**	Sen	**Sen**	Sen
- Basic		**1.55**	0.43	**4.32**	(2.13)
- Diluted*		**1.55**	0.43	**4.31**	**

(*) The diluted earnings per share is calculated based on the dilutive effects of options granted over 29,810,000 ordinary shares under the Employee Share Option Scheme ("ESOS").

(**) There is no diluted loss per share for the cumulative quarter ended 31 October 2003 as the options granted over the ordinary shares under the ESOS would decrease the loss per share for the period.

Note

(1) The profit from operations has been arrived at after charging:

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 31/10/2004	QUARTER ENDED 31/10/2003	**NINE MTHS ENDED 31/10/2004**	NINE MTHS ENDED 31/10/2003
	RM'm	RM'm	**RM'm**	RM'm
Depreciation of property, plant and equipment	**18.4**	19.6	**57.3**	68.9
Amortisation of film library and programme rights	**40.1**	25.8	**98.8**	58.3
Amortisation of other intangible assets	**1.3**	1.5	**3.5**	4.5
Impairment of property, plant and equipment	**-**	-	**0.8**	-
Impairment of other intangible assets	**-**	-	**0.4**	-



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE THIRD QUARTER ENDED 31 OCTOBER 2004

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	Note	AS AT 31/10/2004 RM'm	AS AT 31/01/2004 RM'm
NON-CURRENT ASSETS			
Property, plant and equipment	9	**293.2**	339.0
Associates [1]		**20.4**	22.6
Deferred tax assets		**578.3**	602.8
Film library and programme rights		**280.9**	280.4
Other intangible assets [2]		**85.9**	58.1
		1,258.7	1,302.9
CURRENT ASSETS			
Inventories		**47.7**	36.7
Receivables and prepayments		**354.6**	270.4
Tax recoverable		**7.5**	7.5
Deposits, cash and bank balances		**953.2**	1,740.3
		1,363.0	2,054.9
CURRENT LIABILITIES			
Borrowings (interest bearing)	19	**22.9**	281.4
Payables		**604.8**	668.7
Provision for liabilities and charges		**-**	5.0
Tax liabilities		**2.3**	1.4
		630.0	956.5
NET CURRENT ASSETS		**733.0**	1,098.4
NON-CURRENT LIABILITIES			
Borrowings (interest bearing)	19	**366.9**	949.4
Payables		**117.7**	39.7
Deferred tax liabilities		**29.7**	17.6
		514.3	1,006.7
NET ASSETS		**1,477.4**	1,394.6
CAPITAL AND RESERVES			
Share capital		**1,189.6**	1,189.5
Share premium		**2,108.5**	2,108.1
Merger reserves		**518.4**	518.4
Exchange reserves		**0.8**	1.4
Accumulated losses		**(2,339.9)**	(2,422.8)
		1,477.4	1,394.6
NET TANGIBLE ASSETS PER SHARE (RM) [3]		**0.57**	0.54

Notes:

(1) Associates include goodwill on acquisition of an associate with net book value of RM14.8m (31/01/2004: RM17.7m).

(2) Other intangible assets include software costs, management rights, prepayments and goodwill on consolidation with net book value of RM47.6m, RM2.8m, RM35.2m and RM0.3m (31/01/2004: RM10.6m, RM2.8m, RM44.3m and RM0.4m) respectively.

(3) Net tangible assets represent net assets less other intangible assets, film library and programme rights and goodwill included in investment in associates. Net assets of the Group of RM1,477.4m (31/01/2004: RM1,394.6m) are stated after deducting total set-top box and receiving equipment subsidies to-date of RM1,925.4m (31/01/2004: RM1,129.1m).

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE THIRD QUARTER ENDED 31 OCTOBER 2004

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Issued and fully paid ordinary shares of £0.10 each		Non-distributable				
Nine months ended 31/10/2004	Number of shares	Nominal value	Share premium	Merger reserves	Exchange reserves	Accumulated losses	Total
	Million	RM'm	RM'm	RM'm	RM'm	RM'm	RM'm
As at 1 February 2004	1,918.7	1,189.5	2,108.1	518.4	1.4	(2,422.8)	1,394.6
Issuance of shares pursuant to ESOS	0.2	0.1	0.4	-	-	-	0.5
Foreign exchange differences	-	-	-	-	(0.6)	-	(0.6)
Net profit for the period	-	-	-	-	-	82.9	82.9
Balance as at 31 October 2004	1,918.9	1,189.6	2,108.5	518.4	0.8	(2,339.9)	1,477.4



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE THIRD QUARTER ENDED 31 OCTOBER 2004

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

	Issued and fully paid ordinary shares of £0.10 each		Non-distributable					
Nine months ended 31/10/2003	Number of shares	Nominal value	Share premium	Merger reserves	Exchange reserves	RCPS (equity component)	Accumulated losses	Total
	Million	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m
As at 1 February 2003 as if the Company was incorporated on 1 February 2003	1,185.5	724.4	-	518.4	(0.1)	17.2	(2,445.1)	(1,185.2)
Transfer to accumulated losses on redemption of A Series Redeemable Convertible Preference Shares ("RCPS")	-	-	-	-	-	(10.0)	10.0	-
Conversion of Series I RCPS	116.6	74.0	178.9	-	-	(7.2)	-	245.7
Conversion of Series II RCPS	108.2	68.6	326.4	-	-	-	-	395.0
Issuance of shares pursuant to Initial Public Offering ("IPO")	508.4	322.5	1,707.4	-	-	-	-	2,029.9
IPO shares issuance expenses	-	-	(102.7)	-	-	-	-	(102.7)
Foreign exchange differences	-	-	-	-	(0.9)	-	-	(0.9)
Net loss for the period	-	-	-	-	-	-	(25.8)	(25.8)
Balance as at 31 October 2003	1,918.7	1,189.5	2,110.0	518.4	(1.0)	-	(2,460.9)	1,356.0



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE THIRD QUARTER ENDED 31 OCTOBER 2004

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	CUMULATIVE QUARTER	
	NINE MTHS ENDED 31/10/2004	NINE MTHS ENDED 31/10/2003
	RM'm	RM'm
CASH FLOWS FROM OPERATING ACTIVITIES		
Net profit/(loss)	**82.9**	(25.8)
Contra arrangements – revenue	**(3.6)**	(5.6)
Amortisation of film library and programme rights	**98.8**	58.3
Amortisation of other intangible assets	**3.5**	4.5
Depreciation of property, plant and equipment	**57.3**	68.9
Gain on disposal of property, plant and equipment	**(0.3)**	(0.8)
Loss on disposal of other intangible assets	**-**	0.1
Impairment of other intangible assets	**0.4**	-
Impairment of property, plant and equipment	**0.8**	-
Interest income	**(27.9)**	(7.3)
Interest expense	**73.2**	76.6
Interest on early redemption of Bonds	**23.4**	-
Accretion of RCPS yield	**-**	28.5
Taxation	**40.7**	8.4
Losses from investment in associates	**3.0**	1.7
Unrealised foreign exchange loss	**0.2**	0.9
	352.4	208.4
Changes in working capital:		
Film library and programme rights	**(91.9)**	(86.6)
Payment for remastering costs	**-**	(49.5)
Inventories	**(11.0)**	17.3
Receivables and prepayments	**(85.0)**	(38.0)
Payables	**15.8**	(46.9)
Provision for liabilities and charges	**(5.0)**	(49.0)
	175.3	(44.3)
Income tax paid	**(3.2)**	(0.3)
Interest received	**32.7**	7.5
Net cash flow from operating activities	**204.8**	(37.1)



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE THIRD QUARTER ENDED 31 OCTOBER 2004

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT (continued)

	CUMULATIVE QUARTER	
	NINE MTHS ENDED 31/10/2004	NINE MTHS ENDED 31/10/2003
	RM'm	RM'm
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of remaining interest in a subsidiary	-	(0.4)
Investment in associates	(0.8)	(23.2)
Purchase of property, plant and equipment	(24.7)	(25.3)
Acquisition of intangible assets	(28.1)	-
Proceeds from disposal of property, plant and equipment	0.3	1.1
Net cash flow from investing activities	(53.3)	(47.8)
CASH FLOWS FROM FINANCING ACTIVITIES		
Interest paid	(43.6)	(97.4)
Interest paid on early redemption of Bonds	(23.4)	-
Proceeds from borrowings	251.0	1,002.3
Receipts of corporate advances	-	33.3
Issuance of shares pursuant to IPO	-	1,927.2
Issuance of RCPS	-	395.0
Issuance of shares pursuant to ESOS	0.5	-
Repayment of finance lease liabilities	(26.9)	(18.1)
Repayment of borrowings	(1,096.3)	(26.9)
Repayment of corporate advances	-	(345.4)
Repayment of corporate shareholder's advances	-	(158.1)
Redemption of RCPS (including premium on redemption)	-	(354.0)
Repayment of promissory notes	-	(59.5)
Net cash flow from financing activities	(938.7)	2,298.4
Net effect of currency translation on cash and cash equivalents	0.1	(0.9)
NET MOVEMENT IN CASH AND CASH EQUIVALENTS	(787.1)	2,212.6
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	1,740.3	238.8
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	953.2	2,451.4



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE THIRD QUARTER ENDED 31 OCTOBER 2004

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH MASB STANDARD 26, PARAGRAPH 16

1. BASIS OF PREPARATION

The quarterly report has been prepared in accordance with the reporting requirements as set out in Malaysian Accounting Standards Board ("MASB") Standard No. 26 – "Interim Financial Reporting" and paragraph 9.22 of the Bursa Malaysia Securities Berhad ("Bursa Malaysia") Listing Requirements and should be read in conjunction with the non-statutory IFRS financial information and the audited statutory financial statements presented in the Annual Report for the financial year ended 31 January 2004.

The accounting policies used by the Group in the quarterly report comply with the principles of the International Financial Reporting Standards ("IFRS") adopted by the International Accounting Standards Board ("IASB") and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB. The quarterly report has been prepared based on the accounting policies and methods of computation consistent with those adopted in the preparation of the non-statutory IFRS financial information which was presented in conjunction with the audited statutory financial statements for the financial year ended 31 January 2004. The non-statutory IFRS financial information has been presented for consistency and comparability of financial information presented previously in the prospectus dated 1 October 2003 and previous quarterly reports.

ASTRO is incorporated in the United Kingdom and is therefore required to prepare and present audited financial statements in accordance with the United Kingdom Companies Act, 1985 and applicable accounting standards in the United Kingdom ("UK GAAP"). Accordingly, the audited statutory financial statements for the financial year ended 31 January 2004 have been prepared under UK GAAP.

A reconciliation to amounts presented in accordance with the Malaysian Generally Accepted Accounting Practice and UK GAAP is disclosed in Note 27.

2. QUALIFICATION OF PRECEDING ANNUAL AUDITED STATUTORY FINANCIAL STATEMENTS

There was no qualification to the preceding annual audited statutory financial statements.

3. SEASONAL / CYCLICAL FACTORS

The principal periods which are significantly affected by seasonality and cyclical factors for the Group are the 1st and 4th quarters.

4. UNUSUAL ITEMS

In the quarter under review, the profit from ordinary activities before taxation has been adversely impacted by RM20.4m (net) made up of the following one-off and non-recurring items:

- Cost of sales – cost of swapping smartcards pursuant to the smartcard swap exercise during the quarter amounting to RM10.8m.
- Other operating income – gain on dispute settlement of RM9.3m.
- Finance costs – debt transaction costs amounting to RM18.9m charged upon early repayment of balance sum of USD120m under the USD265m term loan facility lead arranged by DBS Bank Limited.



5. MATERIAL CHANGES IN ESTIMATES OF AMOUNTS REPORTED

There were no significant changes in estimates of amounts reported in the prior interim period of the current financial year or in the prior financial year.

6. MOVEMENTS IN DEBT/EQUITY SECURITIES

DATE	NATURE OF DEBT/EQUITY SECURITY	NUMBER OF SHARES	PAR VALUE	ISSUED	REDEEMED / CONVERTED/ REPAID
		Million		RM'm	RM'm
Ordinary shares					
28/10/2004	Issuance of ordinary shares pursuant to the exercise of share options under the ESOS	0.2	£0.10	0.1	-

Other than as disclosed above, there are no issuance, cancellation, repurchase, resale and repayment of debt and equity securities during the quarter under review.

7. DIVIDENDS PAID

There were no dividends paid during the current quarter.

8. SEGMENT RESULTS AND REPORTING

The Group is organised in the following business segments:

- Multi channel television – provides multi channel Direct-to-Home subscription television and related interactive television services.
- Radio – provides radio broadcasting services.
- Celestial – the ownership of a Chinese filmed entertainment library and the aggregation and distribution of the library and related content.
- Others – a magazine publishing business; interactive content business for the mobile telephony platform; Malaysian film production business; talent management; creation of animation content; ownership of buildings and investment holding companies.

Inter-segment revenue represents transfer between segments and is eliminated on consolidation. These transfers are accounted for in the segments at estimated competitive market prices that would be charged to unaffiliated customers for similar goods and services.



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE THIRD QUARTER ENDED 31 OCTOBER 2004

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH MASB STANDARD 26, PARAGRAPH 16

8. SEGMENT RESULTS AND REPORTING (continued)

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 31/10/04	QUARTER ENDED 31/10/03	**NINE MTHS ENDED 31/10/04**	NINE MTHS ENDED 31/10/03
	RM'm	RM'm	**RM'm**	RM'm
Revenue				
Multi channel television				
External revenue	**394.9**	333.0	**1,122.7**	918.6
Inter-segment revenue	**-**	-	**0.1**	-
Multi channel television revenue	**394.9**	333.0	**1,122.8**	918.6
Radio				
External revenue	**31.2**	27.4	**87.9**	72.9
Inter-segment revenue	**0.7**	1.3	**2.3**	3.1
Radio revenue	**31.9**	28.7	**90.2**	76.0
Celestial				
External revenue	**6.5**	5.9	**25.5**	17.0
Inter-segment revenue	**2.2**	1.8	**6.6**	4.9
Celestial revenue	**8.7**	7.7	**32.1**	21.9
Others				
External revenue	**8.1**	6.6	**19.1**	13.9
Inter-segment revenue	**24.6**	8.2	**71.3**	24.8
Others revenue	**32.7**	14.8	**90.4**	38.7
Total reportable segments	**468.2**	384.2	**1,335.5**	1,055.2
Eliminations	**(27.5)**	(11.3)	**(80.3)**	(32.8)
Total group revenue	**440.7**	372.9	**1,255.2**	1,022.4
Profit from operations by segment				
Multi channel television	**62.3**	45.1	**232.9**	111.1
Radio	**15.6**	8.8	**38.0**	29.4
Celestial	**(16.5)**	(12.1)	**(47.2)**	(41.8)
Others	**0.7**	6.5	**(1.1)**	12.6
Inter-segment eliminations	**(5.7)**	(5.4)	**(16.6)**	(17.4)
Profit from operations	**56.4**	42.9	**206.0**	93.9

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE THIRD QUARTER ENDED 31 OCTOBER 2004

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH MASB STANDARD 26, PARAGRAPH 16

9. VALUATIONS OF PROPERTY, PLANT AND EQUIPMENT

There were no revaluations of property, plant and equipment during the current quarter. As at 31 October 2004, all property, plant and equipment were stated at cost less accumulated depreciation.

10. MATERIAL EVENTS SUBSEQUENT TO THE END OF THE FINANCIAL PERIOD

There were no material subsequent events as at 3 December 2004.

11. CHANGES IN THE COMPOSITION OF THE GROUP

Acquisition of an associate

On 19 August 2004, MBNS Multimedia Technologies Sdn Bhd ("MMT"), a subsidiary of the Group, subscribed 833,334 new ordinary shares of RM1.00 each, representing 25% of the enlarged issued and paid-up share capital of Advanced Wireless Technologies Sdn Bhd ("AWT"), a wholly-owned subsidiary of Maxis Communications Berhad. Accordingly, AWT became an associate of the Group.

Other than as disclosed above, there have been no other significant changes in the composition of the Group in the current quarter.

12. CONTINGENT LIABILITIES AND CONTINGENT ASSETS

(a) Contingent liabilities

As at 31 October 2004, the Group has provided guarantees to third parties amounting to RM1.7m in respect of licence fees payable by third parties.

(b) Contingent assets

There were no contingent assets as at 31 October 2004.

13. COMMITMENTS

As at 31 October 2004, the Group has the following known commitments:

	Authorised and		
	Contracted for	Not contracted for	Total
	RM'm	RM'm	RM'm
Property, plant and equipment	13.7	71.0	84.7
Investment in and advances to associates	43.1	-	43.1
Film library and programme rights	48.7	60.8	109.5
Non-cancellable operating lease	31.7	-	31.7
	137.2	131.8	269.0



14. SIGNIFICANT RELATED PARTY DISCLOSURES

The Group has entered into a variety of related party transactions with companies directly or indirectly controlled by or associated with Usaha Tegas Sdn Bhd ("UTSB") as well as companies or entities directly or indirectly controlled by or associated with Ananda Krishnan Tatparanandam or in which he is deemed to have an interest, both of whom are deemed substantial shareholders of the Company. UTSB is ultimately controlled by the trustee of a discretionary trust, the beneficiaries of which are members of the family of Ananda Krishnan Tatparanandam and foundations including those for charitable purposes.

The principal company associated with UTSB is Maxis Communications Berhad. MAI Holdings Sdn Bhd is ultimately controlled by Ananda Krishnan Tatparanandam.

Related parties	Relationship
Maxis Mobile Sdn Bhd	Subsidiary of Maxis Communications Berhad
Maxis Broadband Sdn Bhd	Subsidiary of Maxis Communications Berhad
Malaysian Mobile Services Sdn Bhd	Subsidiary of Maxis Communications Berhad
UTSB Management Sdn Bhd	Subsidiary of Usaha Tegas Sdn Bhd
Binariang Satellite Systems Sdn Bhd	Subsidiary of MAI Holdings Sdn Bhd

In addition to significant related party transactions disclosed elsewhere in this report, the following significant transactions were carried out with the following related parties:

	TRANSACTIONS FOR THE CUMULATIVE NINE MTHS ENDED 31/10/04	AMOUNTS (*) DUE FROM/(TO) AS AT 31/10/04
	RM'm	RM'm
(a) Sales of goods and services		
Multimedia and interactive sales to:		
Maxis Mobile Sdn Bhd	2.1	0.8
Malaysian Mobile Services Sdn Bhd	4.7	4.7
(b) Purchases of goods and services		
Personnel, strategic and other consultancy and support services from:		
UTSB Management Sdn Bhd	13.8	(9.8)
Telecommunication services from:		
Maxis Broadband Sdn Bhd	4.5	(1.7)
Expenses related to finance lease:		
Binariang Satellite Systems Sdn Bhd	13.9	(13.9)

Note: (*) Represents amounts outstanding on transactions entered into during the nine months ended 31 October 2004.



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE THIRD QUARTER ENDED 31 OCTOBER 2004

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

15. TAXATION

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 31/10/04	QUARTER ENDED 31/10/03	**NINE MTHS ENDED 31/10/04**	NINE MTHS ENDED 31/10/03
	RM'm	RM'm	**RM'm**	RM'm
Current tax	**2.3**	0.1	**4.1**	0.3
Deferred tax	**(2.5)**	2.5	**36.6**	8.1
Share of tax of associates	**-**	-	**-**	-
	(0.2)	2.6	**40.7**	8.4

For the quarter ended 31 October 2004, the Group's net tax credit is due to recognition of RM2.3million of current tax offset by net deferred tax comprising the following:

	RM'm
Deferred tax asset recognised in a subsidiary	(18.0)
Charges against the deferred tax asset for the quarter	15.5
Net deferred tax	(2.5)

The Group's effective tax rate for the 9 months ended 31 October 2004 of 33% is higher than the Malaysian statutory tax rate of 28%, due principally to losses in foreign subsidiaries and certain Malaysian subsidiaries not available for relief at Group level and expenses not deductible for tax purposes.

16. PROFIT/(LOSS) ON SALES OF UNQUOTED INVESTMENTS AND/OR PROPERTIES

There were no sales of unquoted investments and/or properties during the quarter.

17. QUOTED SECURITIES

There were no quoted securities acquired or disposed during the quarter.

18. STATUS OF CORPORATE PROPOSALS ANNOUNCED

(a) Status of corporate proposal announced during the quarter

There were no incomplete corporate proposals as at 3 December 2004.



18. STATUS OF CORPORATE PROPOSALS ANNOUNCED (continued)

(b) Status of utilisation of proceeds raised from the Initial Public Offering

The status of the utilisation of the proceeds as at 3 December 2004 from the Initial Public Offering ("IPO") is as follows:

	Proposed utilisation of IPO proceeds (*)	Utilised to date	Amounts outstanding
	RM'm	RM'm	RM'm
Repayment of a private debt securities ("PDS") facility (**)	632.4	(632.4)	-
Repayment of a foreign export credit agency structured trade ("ECA") facility	77.1	(77.1)	-
Repayment of bearer promissory notes (***)	74.4	(74.4)	-
Part repayment of a syndicated term loan facility	551.0	(551.0)	-
Payment for equity in associate, TVBPH	19.0	-	19.0
Listing expenses (****)	107.7	(107.7)	-
Working capital / general corporate purposes	568.3	(308.6)	259.7
	2,029.9	(1,751.2)	278.7

Note:

(*) Estimated utilisation as set out in ASTRO's prospectus dated 1 October 2003 adjusted for the final retail price of RM3.65 per share (being 90% of the final institution price of RM4.06 per share which was fixed on 11 October 2003).

(**) Following the full repayment of the private debt securities facility, the balance of RM29.4 million remaining on the proposed utilisation of the IPO proceeds for the repayment of private debt securities facility has been transferred for working capital / general corporate purposes.

(***) On 29 October 2003, the bearer promissory notes were redeemed via the issuance of bearer bills of exchange by the Company. The bearer bills of exchange were repaid on 14 November 2003 from the IPO proceeds.

(****) The Company has made full settlement of the listing expenses. Accordingly, the remaining balance of RM2.7 million on the proposed utilisation of the IPO proceeds for listing expenses has been transferred for working capital / general corporate purposes.

19. GROUP BORROWINGS AND DEBT SECURITIES

The amounts of Group borrowings and debt securities as at 31 October 2004 are as follows:

	Short Term	Long Term	Total
	RM'm	RM'm	RM'm
Secured			
Bank loan[1]	1.0	-	1.0
BPI Facilities[2]	-	300.2	300.2
Finance lease liabilities[3]	21.9	66.7	88.6
	22.9	366.9	389.8

Notes:

(1) A standby letter of credit has been provided as security for the bank loan.

(2) All assets of MEASAT Broadcast Network Systems Sdn Bhd ("MBNS") and MEASAT Digicast Sdn Bhd ("Digicast"), subsidiaries of ASTRO, are pledged as security on a pari passu basis to the BPI Facilities. Following the repayment of the ECA and PDS Facilities on 7 June 2004 and 15 June 2004 respectively, steps are being undertaken to discharge the securities created under the ECA and PDS Facilities.

The rights, title, interest and benefits of MBNS for the following are also assigned to the BPI Facilities:

(i) All Asia Broadcast Centre leased land.
(ii) Malaysia East Asia Satellite 1 ("M1") transponder lease agreement with Binariang Satellite Systems Sdn Bhd ("BSS"), the transponder insurance and the broadcasters all risks policy.
(iii) Agreement for the supply of daughter smartcards and the Mediaguard system licence agreement, both with the Societe Europeene de Controle D'acces; and Mediahighway licence agreement with Canal+.

(3) The finance lease liabilities are effectively secured as the rights of the leased asset revert to the lessor in the event of default.

(4) The Company entered into a USD300 million guaranteed term and revolving facilities agreement dated 18 October 2004 arranged by Citibank Malaysia (L) Limited and DBS Bank Limited. The facilities, comprising Tranche A (USD150 million), Tranche B (USD75 million) and Tranche C (USD75 million), will be used to refinance, prepay or reimburse the Company's debts and to finance the general corporate purposes and working capital of the Company and its subsidiaries. As at 3 December 2004, the Company has not drawn down on the facilities.

20. OFF BALANCE SHEET FINANCIAL INSTRUMENTS

(a) Interest rate swap

The Company had on the following dates entered into the following interest rate swaps with a forward start date 18 October 2005 for a notional amount totalling USD112.5 million under the USD300 million guaranteed term and revolving facilities as disclosed in Note 19(4).

Date entered	Notional Amount	Tranche	Rate (per annum)	Expiry Date
19 November 2004	USD37.5 million	50% of Tranche B	4.040%	18 October 2010
30 November 2004	USD37.5 million	25% of Tranche A	4.405%	18 October 2011
30 November 2004	USD37.5 million	25% of Tranche A	4.400%	18 October 2011

The interest rate swap contracts entitle the Company to receive interest at floating rates, which are linked to the USD 6 months London Interbank Offered Rate ("LIBOR") on the notional amounts and oblige it to pay interest at fixed rates as stated above on the same amount.

The Company will account for the interest rate swap using hedge accounting. The portion on the gain or loss on the hedging instrument that is determined to be effective is recognised directly in equity and any ineffective portion is recognised in the income statement.

(b) Credit risk

The above instruments were executed with investment grade financial institutions. The Directors are of the view that the possibility of non-performance by these financial institutions is remote, on the basis of their financial strength.

Other than as disclosed above, there were no outstanding off balance sheet financial instruments as at 3 December 2004.

21. CHANGES IN MATERIAL LITIGATION

There were no material litigation matters dealt with during the period or pending as at 3 December 2004.



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE THIRD QUARTER ENDED 31 OCTOBER 2004

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

22. REVIEW OF PERFORMANCE

(A) Performance of the current quarter (Third Quarter 2005) against the preceding quarter (Second Quarter 2005)

All amounts in RM million unless otherwise stated

	FINANCIAL HIGHLIGHTS		KEY OPERATING INDICATORS	
	THIRD QUARTER 31/10/2004	SECOND QUARTER 31/07/2004	**THIRD QUARTER 31/10/2004**	SECOND QUARTER 31/07/2004
<u>Consolidated Performance</u>				
Total Revenue	**440.7**	423.5		
Subscriber Acquisition Costs (SAC)[2]	**106.2**	71.2		
EBITDA[3]	**76.0**	115.1		
EBITDA Margin (%)	**17.2**	27.2		
Profit after taxation	**29.8**	33.4		
Free Cash Flow[4]	**39.7**	77.7		
Net Decrease in Cash	**(188.8)**	(607.7)		
Capital expenditure[5]	**16.4**	26.0		
(i) <u>Multi channel TV(MC-TV)</u>[1]				
Subscription revenue	**355.2**	334.2		
Advertising revenue	**30.0**	25.8		
Other revenue	**9.7**	17.0		
Total revenue	**394.9**	377.0		
SAC[2]	**106.2**	71.2		
EBITDA[3]	**78.1**	120.1		
EBITDA Margin (%)	**19.8**	31.9		
Capital expenditure[5]	**14.2**	24.3		
Total subscriptions-net additions ('000)			**90**	54
Total subscriptions-end of period ('000)			**1,595**	1,505
Residential subscribers-net additions ('000)			**85**	47
Residential subscribers-end of period ('000)			**1,471**	1,386



22. REVIEW OF PERFORMANCE (continued)

(A) Performance of the current quarter (Third Quarter 2005) against the preceding quarter (Second Quarter 2005) (continued)

All amounts in RM million unless otherwise stated

	FINANCIAL HIGHLIGHTS		KEY OPERATING INDICATORS	
	THIRD QUARTER 31/10/2004	SECOND QUARTER 31/07/2004	THIRD QUARTER 31/10/2004	SECOND QUARTER 31/07/2004
(i) Multi channel TV(MC-TV)[1] (continued)				
ARPU – residential subscriber (RM)			82	81
Churn (%)			9.2	9.6
SAC per set-top box sold (RM)			848	744
Content cost (RM per subscriber per mth)			31	25
(ii) Radio[1]				
Revenue	31.9	30.8		
EBITDA[3]	16.1	13.4		
EBITDA Margin (%)	50.5	43.5		
Listeners ('000)[6]			8,994	8,861
Share of radio adex (%)[7]			72	75
(iii) Celestial[1]				
Revenue	8.7	13.9		
EBITDA[3]	(15.8)	(13.8)		
EBITDA Margin (%)	n/m	n/m		
Titles released for distribution			30	19
(iv) Others[1]				
Magazines – average monthly circulation (includes ASTRO TV Guide) ('000)			1,491	1,449
Malaysian film production – theatrical release			1	1

Note :
1. Represents segment performance before inter-segment eliminations.
2. Subscriber acquisition cost is the average cost incurred in signing up a subscriber to the DTH multi-channel subscription service, including sales and marketing expenses and any subsidy offered on the set-top box and receiving equipment.
3. Earnings before interest, taxation, depreciation and amortisation (EBITDA) represents profit/(loss) from ordinary activities before net finance costs, taxation, impairment and depreciation of property, plant and equipment, amortisation of intangible assets such as software (but excluding amortisation of film library and programme rights which are expensed as part of cost of sales) and gain/(loss) from investment in associates.
4. Free cash flow represents the net cash flows arising from operating and investing activities of the Group.
5. Capital expenditure includes capitalised software costs.
6. Based on the Radio Listenership Survey Sweep 2, 2004 and Sweep 1, 2004 performed by NMR in October 2004 and April 2004 respectively.
7. Based on NMR Adex Report.



22. REVIEW OF PERFORMANCE (continued)

(A) Performance of the current quarter (Third Quarter 2005) against the preceding quarter (Second Quarter 2005) (continued)

Consolidated Performance

Turnover

For the current quarter the Group recorded consolidated revenues of RM440.7m which was RM17.2m or 4.1% higher than the previous quarter. The increase came from higher subscription revenue from MC-TV segment of RM21.0m due to the continued subscriber base growth. Advertising revenue also increased by RM5.9m from both the MC-TV and Radio segments. These revenue gains were partially offset by lower revenues of RM5.2m from Celestial due to timing of distribution revenue recognition.

EBITDA

The Group EBITDA was RM39.1m or 34.0% lower than the previous quarter. This decline principally came from the MC-TV segment.

In MC-TV, increase in programming and related marketing expenses was due to seasonal events such as Olympic games, Akademi Fantasia finals, commencement of EPL season and Merdeka Day concerts. In addition, set-top box costs and acquisition related sales & marketing expenses increased, consistent with the increase in residential subscribers net additions during the quarter. The revenue and margin benefits of this increased expenditure will come through in future.

Based on the above, the underlying EBITDA and margin for the quarter is:

	RM'm
Quarter 3 actual EBITDA	76.0
Add : Season related programming & marketing costs	43.0
Less: Net one-off items	(7.0)
Underlying EBITDA	112.0
Underlying EBITDA margin	25.4 %

Free Cash Flow

Free cash flow generated was RM39.7m compared to RM77.7m in previous quarter. The decrease was mainly contributed by operating activities.



22. REVIEW OF PERFORMANCE (continued)

(A) Performance of the current quarter (Third Quarter 2005) against the preceding quarter (Second Quarter 2005) (continued)

<u>Consolidated Performance (continued)</u>

Net Cash Flow

There was a net decrease in cash of RM188.8m compared to a net decrease of RM607.7m in previous quarter. The decrease in net cash flow resulted from the prepayment of USD120m (RM456m) outstanding under the term loan facility lead arranged by DBS Bank Limited in the current quarter whereas there were early repayment of bonds and medium term notes under the PDS facility of RM570m and ECA facility of RM60m during the previous quarter.

Capital Expenditure

Group capital expenditure for the 3rd quarter 2005 totalled RM16.4m, of which RM14.2m was for MC-TV requirements.

<u>Multi channel TV</u>

MC-TV segment achieved total revenue of RM394.9m, which was RM17.9m or 4.7% higher than previous quarter. The increase was mainly contributed by higher subscription and advertising revenue as a result of continuing growth in the business.

Residential subscriber net additions increased by 38 thousand or 80.9% from 47 thousand in previous quarter to 85 thousand. The significant increase came from higher gross additions as a result of some major events such as Olympics Games and Akademi Fantasia 2 held in the current quarter and higher reconnections due to the smartcard swap exercise, completed in September 2004.

MAT churn improved from 9.6% for previous quarter to 9.2%. In the three weeks following the completion of the replacement of smartcards in September 2004, an estimated 15 thousand previously churned subscribers reconnected and such level of reconnections has continued into the 4th quarter.

ARPU improved marginally from RM81 in previous quarter to RM82 due to the full quarter impact of the price increase of RM5 implemented in late-May 2004.

SAC per box sold increased by RM104 or 14.0%, from RM744 in previous quarter to RM848 mainly due to higher box subsidy for some marketing campaigns of Astro service and higher marketing & promotional costs for the major events held in the current quarter as mentioned in the earlier paragraph.

<u>Radio</u>

Radio's revenue of RM31.9m was RM1.1m or 3.6% higher than RM30.8m in previous quarter driven by higher fill rates.

<u>Celestial</u>

Celestial's revenue of RM8.7m was RM5.2m or 37.4% lower than the RM13.9m in previous quarter. This was mainly as a result of lower sales in the distribution arm of the business.



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE THIRD QUARTER ENDED 31 OCTOBER 2004

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

22. REVIEW OF PERFORMANCE (continued)

(B) Performance of the current nine months ended 31 October 2004 (YTD October 2004) against the corresponding nine months ended 31 October 2003 (YTD October 2003)

All amounts in RM million unless otherwise stated

	FINANCIAL HIGHLIGHTS		KEY OPERATING INDICATORS	
	NINE MTHS ENDED 31/10/2004	NINE MTHS ENDED 31/10/2003	**NINE MTHS ENDED 31/10/2004**	NINE MTHS ENDED 31/10/2003
Consolidated Performance				
Total Revenue	**1,255.2**	1,022.4		
Subscriber Acquisition Costs (SAC)[2]	**261.2**	278.6		
EBITDA[3]	**268.0**	167.5		
EBITDA Margin (%)	**21.4**	16.4		
Profit/(Loss) after taxation	**82.9**	(25.8)		
Free Cash Flow[4]	**151.5**	(84.9)		
Net (Decrease)/Increase in Cash	**(787.1)**	2,212.6		
Capital expenditure[5]	**52.8**	28.7		
(i) Multi channel TV(MC-TV)[1]				
Subscription revenue	**1,005.9**	804.1		
Advertising revenue	**77.0**	62.0		
Other revenue	**39.9**	52.5		
Total revenue	**1,122.8**	918.6		
SAC[2]	**261.2**	278.6		
EBITDA[3]	**283.7**	175.6		
EBITDA Margin (%)	**25.3**	19.1		
Capital expenditure[5]	**44.3**	24.2		
Total subscriptions-net additions ('000)			**202**	226
Total subscriptions-end of period ('000)			**1,595**	1,296
Residential subscribers-net additions ('000)			**188**	207
Residential subscribers-end of period ('000)			**1,471**	1,191
ARPU – residential subscriber (RM)			**80**	81
Churn (%)			**9.2**	7.0
SAC per set-top box sold (RM)			**789**	955
Content cost (RM per subscriber per mth)			**27**	29



22. REVIEW OF PERFORMANCE (continued)

(B) Performance of the current nine months ended 31 October 2004 (YTD October 2004) against the corresponding nine months ended 31 October 2003 (YTD October 2003) (continued)

All amounts in RM million unless otherwise stated

	FINANCIAL HIGHLIGHTS		KEY OPERATING INDICATORS	
	NINE MTHS ENDED 31/10/2004	NINE MTHS ENDED 31/10/2003	**NINE MTHS ENDED 31/10/2004**	NINE MTHS ENDED 31/10/2003
(ii) Radio[1]				
Revenue	**90.2**	76.0		
EBITDA[3]	**39.5**	30.5		
EBITDA Margin (%)	**43.8**	40.1		
Listeners ('000)[6]			**8,994**	8,740
Share of radio adex (%)[7]			**73**	72
(iii) Celestial[1]				
Revenue	**32.1**	21.9		
EBITDA[3]	**(45.4)**	(40.3)		
EBITDA Margin (%)	**n/m**	n/m		
Titles released for distribution			**84**	86
(iv) Others[1]				
Magazines – average monthly circulation (includes ASTRO TV Guide) ('000)			**1,440**	1,203
Malaysian film production – theatrical release			**3**	2

Note :
1. Represents segment performance before inter-segment eliminations.
2. Subscriber acquisition cost is the average cost incurred in signing up a subscriber to the DTH multi-channel subscription service, including sales and marketing expenses and any subsidy offered on the set-top box and receiving equipment.
3. Earnings before interest, taxation, depreciation and amortisation (EBITDA) represents profit/(loss) from ordinary activities before net finance costs, taxation, impairment and depreciation of property, plant and equipment, amortisation of intangible assets such as software (but excluding amortisation of film library and programme rights which are expensed as part of cost of sales) and gain/(loss) from investment in associates.
4. Free cash flow represents the net cash flows arising from operating and investing activities of the Group.
5. Capital expenditure includes capitalised software costs.
6. Based on the Radio Listenership Survey Sweep 2, 2004 and Sweep 2, 2003 performed by NMR in October 2004 and October 2003 respectively.
7. Based on NMR Adex Report.



22. REVIEW OF PERFORMANCE (continued)

(B) Performance of the current nine months ended 31 October 2004 (YTD October 2004) against the corresponding nine months ended 31 October 2003 (YTD October 2003)(continued)

Consolidated Performance

Turnover

The Group recorded consolidated revenues of RM1,255.2m which was RM232.8m or 22.8% higher than RM1,022.4m recorded in YTD October 2003. The increase was mainly driven by higher subscription revenue from MC-TV segment which rose RM201.8m or 25.1% due to enlarged subscriber base. Advertising revenue also increased by RM30.8m mainly contributed by MC-TV (RM15.0m or 24.2%) and Radio (RM13.1m or 17.6%). Celestial revenue also improved to RM32.1m, an increase of RM10.2m from RM21.9m in YTD October 2003, as that business continues to grow according to plans.

EBITDA

Group EBITDA of RM268.0m increased by RM100.5m or 60.0% from RM167.5m for YTD October 2003, principally due to MC-TV segment achieving higher subscription revenue and savings on subscriber acquisition costs. This was partially offset by higher programming, broadcast and overhead costs. EBITDA for Radio segment improved by RM9.0m due to higher advertising revenue and was partially offset by higher broadcast and overhead costs.

Free Cash Flow

Free cash flow generated was RM151.5m compared to a usage of RM84.9m in YTD October 2003, representing an improvement of RM236.4m.

Net Cash Flow

There was a net decrease in cash of RM787.1m, compared to a net increase of RM2,212.6m in YTD October 2003. The significant cash outflow was due to the utilisation of IPO proceeds to settle the prepayment of bonds and medium term notes under the PDS facility of RM570m, ECA facility of RM60m and USD120m (RM456m) outstanding under the term loan facility lead arranged by DBS Bank Limited.

Capital Expenditure

Group capital expenditure totalled RM52.8m, of which RM44.3m was for MC-TV requirements.

Multi channel TV

MC-TV segment achieved total revenue of RM1,122.8m, which was RM204.2m or 22.2% higher than YTD October 2003, driven by higher subscription and advertising revenues.

Residential subscriber net additions were 188 thousand, a decrease of 19 thousand or 9.2% compared to 207 thousand for YTD October 2003. The decrease was due to higher churn of 34 thousand which has offset the higher gross additions of 16 thousand compared to the same period of last year.

22. REVIEW OF PERFORMANCE (continued)

(B) Performance of the current nine months ended 31 October 2004 (YTD October 2004) against the corresponding nine months ended 31 October 2003 (YTD October 2003) (continued)

Multi channel TV (continued)

MAT churn increased to 9.2% from 7.0% for YTD October 2003.

ARPU declined from RM81 to RM80 for YTD October 2004 due to accelerated growth in residential subscriber numbers in the mass urban market and increased churn in the Chinese sectors.

SAC per box sold declined by RM166 or 17.4%, from RM955 for YTD October 2003 to RM789 due to lower set-top box costs and was partially offset by decreased set-top box retail selling prices.

Radio

Radio's revenue of RM90.2m was RM14.2m or 18.7% higher than RM76.0m for YTD October 2003. This improvement was mainly driven by a rate increase across AMP radio stations in 1st quarter 2005.

Celestial

Celestial generated revenue of RM32.1m which was RM10.2m or 46.6% higher than RM21.9m for YTD October 2003 principally due to higher licensing income and content distribution.

23. CURRENT YEAR PROSPECTS

There has been continuing demand for the Group's products and services and barring any unforeseen circumstances, it is anticipated that the Group's overall performance will be satisfactory for the financial year ending 31 January 2005..

24. PROFIT FORECAST

Not applicable as the Group did not submit any profit forecast.

25. DIVIDENDS

No dividends have been declared or recommended for the current quarter ended 31 October 2004.



26. EARNINGS/(LOSS) PER SHARE

The basic and diluted earnings/(loss) per share for the reporting period are computed as follows:

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		QUARTER ENDED 31/10/04	QUARTER ENDED 31/10/03	**NINE MTHS ENDED 31/10/04**	NINE MTHS ENDED 31/10/03
(1) Basic earnings/(loss) per share					
Net profit/(loss)	RM'm	**29.8**	5.4	**82.9**	(25.8)
Weighted average number of ordinary shares	'm	**1,918.7**	1,265.2	**1,918.7**	1,212.4
Basic earnings/(loss) per share	sen	**1.55**	0.43	**4.32**	(2.13)
(2) Diluted earnings/(loss) per share					
Net profit/(loss)	RM'm	**29.8**	5.4	**82.9**	(25.8)
Weighted average number of ordinary shares	'm	**1,918.7**	1,265.2	**1,918.7**	1,212.4
Adjusted for share options granted	'm	**6.0**	0.7	**6.2**	0.2
Adjusted weighted average number of ordinary shares	'm	**1,924.7**	1,265.9	**1,924.9**	1,212.6
Diluted earnings/(loss) per share*	sen	**1.55**	0.43	**4.31**	**

Notes:

(*) The diluted earnings per share is calculated based on the dilutive effects of options granted over 29,810,000 ordinary shares under the ESOS.

(**) There is no diluted loss per share for the cumulative quarter ended 31 October 2003 as the options granted over the ordinary shares under the ESOS would decrease the loss per share for the period.



ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE THIRD QUARTER ENDED 31 OCTOBER 2004

PART C – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PARAGRAPH 9.22(2)(d)

27. RECONCILIATION WITH THE MALAYSIAN GENERALLY ACCEPTED ACCOUNTING PRACTICE AND UK GAAP (UNAUDITED)

As mentioned under Note 1, the accounting policies adopted by the Group in presenting this quarterly report comply with the principles of IFRS adopted by the IASB and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB. The reconciliation of the consolidated results and net assets of the Group to those that would be reported in accordance with applicable approved accounting standards in Malaysia ("MAAS") and UK GAAP is set out below.

INCOME STATEMENTS

	Note	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		QUARTER ENDED 31/10/04	QUARTER ENDED 31/10/03	**NINE MTHS ENDED 31/10/04**	NINE MTHS ENDED 31/10/03
		RM'm	RM'm	**RM'm**	RM'm
IFRS consolidated net profit/(loss)		**29.8**	5.4	**82.9**	(25.8)
Elimination of pre-acquisition net losses of subsidiaries acquired	(a)	**-**	2.3	**-**	34.0
Amortisation of goodwill	(b)	**(6.7)**	(6.2)	**(19.8)**	(15.6)
MAAS consolidated net profit/(loss)		**23.1**	1.5	**63.1**	(7.4)
Equity compensation benefits	(d)	**(1.5)**	(9.2)	**(4.8)**	(9.2)
Share of profit in associates	(e)	**0.5**	0.3	**1.0**	-
UK GAAP consolidated net profit/(loss)		**22.1**	(7.4)	**59.3**	(16.6)

BALANCE SHEETS

	Note	**AS AT 31/10/04**	AS AT 31/01/04
		RM'm	RM'm
IFRS consolidated net assets		**1,477.4**	1,394.6
Goodwill arising from the acquisition of subsidiaries	(a)	**343.2**	343.2
Amortisation of goodwill arising from the acquisition of subsidiaries	(b)	**(96.2)**	(76.4)
MAAS consolidated net assets		**1,724.4**	1,661.4
Share of net liabilities in associates	(e)	**(2.8)**	(3.7)
UK GAAP consolidated net assets		**1,721.6**	1,657.7

The differences in accounting policies of the Group under IFRS, MAAS and UK GAAP do not have an impact on the net movement in cash and cash equivalents of the Group for the nine months ended 31 October 2004.

27. RECONCILIATION WITH THE MALAYSIAN GENERALLY ACCEPTED ACCOUNTING PRACTICE AND UK GAAP (UNAUDITED) (continued)

Notes:

(a) The Group acquired the entire issued and paid-up share capital of Radio Advertising and Programming Systems Sdn Bhd ("RAPS") on 27 March 2000 and Celestial Pictures Limited ("CPL") and Philippine Animation N.V. ("PANV") on 20 August 2003. As IFRS does not specify the accounting for business combinations of enterprises under common control, the Group has elected to apply the principles of uniting of interests (merger accounting) in the consolidation of the consolidated financial statements of RAPS, CPL and PANV under IFRS. Under the principles of uniting of interests, there is no goodwill arising on consolidation. However, as the acquisition of RAPS, CPL and PANV did not meet certain requirements under MAAS and UK GAAP for merger accounting, these business combinations were accounted for using acquisition accounting. Under acquisition accounting, goodwill arises on the difference between the cost of acquisition and the fair value of the attributable net assets of the subsidiaries acquired (see note (c) below). Accordingly, the consolidated income statement and net assets of the Group are adjusted to reflect the effects of the business combination (using acquisition accounting) of RAPS, CPL and PANV.

(b) Goodwill arising on consolidation using acquisition accounting under MAAS and UK GAAP for acquisition of subsidiaries is amortised over their estimated useful lives, during which the future economic benefits of the goodwill are expected to flow to the Group. There is no goodwill arising on consolidation using the principles of uniting of interests (merger accounting) for business combinations under IFRS.

(c) The fair values of the assets and liabilities at the date of acquisition have been based on a preliminary assessment made by management, which will be reviewed up to 31 January 2005. If applicable, the fair values as at date of acquisition will be adjusted based on an updated assessment of the conditions at the date of acquisition.

(d) Under UK GAAP, the cost of equity compensation benefits must be recognised in the profit and loss account. MAAS and IFRS do not currently require accounting for equity compensation benefits.

(e) Under UK GAAP, post-acquisition losses of associates are recognised in the profit and loss account based on the Group's share of interest in the associates. Where the interest in an associate is in a net liabilities position, the amount recorded is shown as other provisions. Under MAAS and IFRS, recognition of further post-acquisition losses is discontinued when the Group's share of losses exceeds the carrying amount of investment in the associates, unless the Group has incurred obligations to satisfy obligations of the associate that the Group has guaranteed or otherwise committed.

By order of the Board

Rohana Rozhan (MIA No.11722)
Company Secretary

3 December 2004

Kuala Lumpur



Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 03/12/2004 18:13:44
Reference No AA-041203-63907

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Press release on the financial results for the third quarter ended 31 October 2004.

* **Contents :-**

Please find attached the press release on the financial results for the third quarter ended 31 October 2004.



3Q FY2005 Press Release.dc

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



ASTRO ALL ASIA NETWORKS plc

PRESS RELEASE

ASTRO Continues Expansion Path in Third Quarter

Kuala Lumpur, 3 December 2004

ASTRO ALL ASIA NETWORKS plc ("ASTRO") is pleased to report further expansion of its businesses, marked by exceptional subscriber growth in its multi-channel TV operations.

On the back of higher subscription and advertising revenues, consolidated revenues rose RM17.2 million to RM440.7 million for the quarter ended 31 October 2004, from RM423.5 million in the second quarter. EBITDA or earnings before interest, tax, depreciation and amortization of RM76.0 million is RM39.1 million lower than the RM115.1 million reported in the preceding quarter, due mainly to increased one-off and costs associated with seasonal content and new marketing initiatives in the quarter. As a result of the increased cost, profit after tax is RM29.8 million, down from RM33.4 million in the second quarter.

The multi-channel television operation added some 85,000 net residential subscribers, reflecting the strong continuing demand for Astro services. The net additions bring our total subscriber base to 1.471 million at the end of October 2004, representing 29% of Malaysian TV households. The sharp rise in the third quarter -- up from the 47,000 increase in the second quarter -- was the result of the strong content that was made available in the quarter as well as an estimated 15,000 reconnections to our service during October from customers who had previously churned, following completion of a successful card swap exercise. We expect this encouraging return to our service to continue its momentum in the current quarter. As a consequence, our churn level has decelerated to 9.2% and has since continued, from a peak of 9.6% in the second quarter.

ARPU, or the average revenue per subscriber, rose to RM82 in the current quarter, from RM81 in the second quarter, reflecting the full impact of the RM5 rate increase effected from end-May. Programming cost per subscriber per month rose to RM31, from RM25 in the preceding quarter, due to the seasonal content offerings. These included six interactive channels of the Olympics Games, the second run of our phenomenally successful reality show, Akademi Fantasia 2 and the International Tamil Film Awards. Excluding the increased costs in programming, the underlying margin continues to be in line with expectations.

The new subscriber sales activities, including reduced box prices in October --from RM299 to RM199 – and free installations as well as increased marketing cost to support the programming line-up, resulted in our subscriber acquisition cost rising to RM848 per box, from RM744 in the preceding quarter.

Our Radio business further extended its leadership position and reach with 9 million listeners tuning in weekly to any of our stations, or 47.5% share of radio listeners. According to the latest AC Nielsen Q3 Listenership Survey results recently released, ***ERA*** and ***MY FM*** remained the top Malay and Chinese language stations while ***hitz.fm, MIX FM*** and ***Light & Easy*** continued to dominate the English language stations, ranking first, second and third. Our Malay listener base increased with the first survey results for ***Sinar FM***. Launched only in March this year, ***Sinar FM*** now occupies the fifth position among all stations and, together with ***ERA***, secured over 45% share of the Malay-language listeners. ***Xfresh***, a new station aimed at the teens community, was launched in September, to leverage on our strong established online teen community and will identify and strongly promote Malaysian talent.

Celestial Pictures secured formal landing rights for its flagship Celestial Movie Channel in China for upscale hotels and foreign apartment compounds, with a launch implemented in September. New video distribution arrangements were made for China and Taiwan. As at end-October, a total of 330 Shaw titles have been remastered with 248 titles released in over 20 territories.

Commenting on the third quarter performance, ASTRO Chairman Dato' Haji Badri Haji Masri said: "We are pleased with the strong growth in our businesses. The increased cost in the quarter has been more than paid for by the increase in subscriber growth and will generate revenues well beyond the current quarter. We will continue to grow subscribers and listeners by investing in relevant, new and exciting content and by subsidizing the cost of access to our services. Our subscribers will soon be able to enjoy more and enhanced content and services.

"We see immense opportunities in extending our services to the region. Backed by our growing profitability and balance sheet strength and supported by our well-placed infrastructure, library assets, our broadcast expertise and multi-lingual content skills, we remain opportunistic and optimistic on securing landing rights and establishing joint-venture relationships in our target markets."

	Quarter ended			Year-to-Date ended		
	31/10/2004	31/10/2003	31/07/2004	31/10/2004	31/10/2003	YoY change
	RM m	RM m	RM	RM m	RM m	%
Revenue	**440.7**	372.9	423.5	**1,255.2**	1,022.4	23
EBITDA	**76.0**	64.1	115.1	**268.0**	167.5	60
Profit after taxation	**29.8**	5.4	33.4	**82.9**	(25.8)	n.m
Subscribers (millions)*	**1.471**	1.191	1.386	**1.471**	1.191	24
Listeners (millions)**	**8.994**	8.741	8.861	**8.994**	8.741	3

*Residential subscribers

**based on Nielsen survey done in October 2004, April 2004, and October 2003

Incorporated in England and Wales – No:4841085
Registered Officer:
10 Upper Bank Street
London E14 5JJ

Registered as a foreign company in Malaysia – No:994178-M

ASTRO ALL ASIA NETWORKS plc
All Asia Broadcast Centre
Technology Park Malaysia
Lebuhraya Puchong – Sg Besi
Bukit Jalil
57000 Kuala Lumpur
Malaysia
Tel: +60-3-95436688
www.astroplc.com

About ASTRO

ASTRO is Malaysia's leading cross-media operator specialising in the creation, aggregation and distribution of content across multiple platforms. It is the sole provider of Direct-To-Home satellite multi-channel television services in Malaysia, and houses the country's largest television programme production facility. ASTRO is the country's leader in commercial radio, and publishes Malaysia's most widely circulated magazine, the Astro Guide. Celestial Pictures owns the world's largest Chinese Film library and its digitally remastered films are released internationally through theatrical, video, television and new media distribution, and the Celestial Movies channels. The strength of these complementary brands has extended into interactive and multi-media services including provision of content for mobile telephony.

For further information, please contact:

Amy Balan (Head, Investor Relations)
Tel: +603-9543 9305
Fax: +603-9543 6877
Email: amy_balan@astro.com.my

David Yap (Head, Press & Publicity)
Tel: +603-9543 9129
Fax: +603-9543 6868
Email: david_yap@astro.com.my

Incorporated in England and Wales – No:4841085
Registered Officer:
10 Upper Bank Street
London E14 5JJ

Registered as a foreign company in Malaysia – No:994178-M

ASTRO ALL ASIA NETWORKS plc
All Asia Broadcast Centre
Technology Park Malaysia
Lebuhraya Puchong – Sg Besi
Bukit Jalil
57000 Kuala Lumpur
Malaysia
Tel: +60-3-95436688
www.astroplc.com



Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 06/12/2004 17:37:51

Reference No AA-041206-54794

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **ASTRO ALL ASIA NETWORKS plc**
*	Stock name	: **ASTRO**
*	Stock code	: **5076**
*	Contact person	: **SHARON LIEW**
*	Designation	: **MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("Company") - Notification pursuant to Paragraph 14.08 (c) of the Listing Requirements of Bursa Malaysia Securities Berhad on Dealings during Closed Period

* **Contents :-**

We wish to announce that further to the notification of intention to deal in the shares of the Company during Closed Period by Sze Yuet Sim (deemed as a principal officer of the Company for the purpose of Chapter 14 of the Listing Requirements) which was announced on 3 November 2004, the Company was notified on 29 November 2004 of her dealings in the shares of the Company during Closed Period pursuant to Paragraph 14.08(c) of the Listing Requirements, details of which are set out below:-

Disposal of 5,000 ordinary shares of 10 pence each representing <0.001% of the issued share capital of the Company at an average price of RM5.50 per share on 26 November 2004. Her shareholding after the disposal is 8,000 ordinary shares of 10 pence each representing <0.001% of the Company's issued share capital.

This announcement is dated 6 December 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LISTING'S CIRCULAR NO. L/Q : 28259 OF 2004

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **07/12/2004**

Subject : ASTRO-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be informed that the abovementioned Company's additional 116,200 new ordinary shares of 10 pence each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Thursday, 9 December 2004.

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 28322 OF 2004

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **10/12/2004**

Subject : ASTRO-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be informed that the abovementioned Company's additional 142,900 new ordinary shares of 10 pence each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Tuesday, 14 December 2004.

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 28370 OF 2004

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **14/12/2004**

Subject : ASTRO-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be informed that the abovementioned Company's additional 123,700 new ordinary shares of 10 pence each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Thursday, 16 December 2004.

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 28473 OF 2004

Company Name	: **ASTRO ALL ASIA NETWORKS PLC**
Stock Name	: **ASTRO**
Date Announced	: **17/12/2004**

Subject : ASTRO-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be informed that the abovementioned Company's additional 207,600 new ordinary shares of 10 pence each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Tuesday, 21 December 2004.

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 28594 OF 2004

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **24/12/2004**

Subject : ASTRO-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be informed that the abovementioned Company's additional 172,100 new ordinary shares of 10 pence each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Tuesday, 28 December 2004.

LISTING'S CIRCULAR NO. L/Q : 28793 OF 2005

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **03/01/2005**

Subject : ASTRO-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be informed that the abovementioned Company's additional 150,500 new ordinary shares of 10 pence each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Wednesday, 5 January 2005.

Reference No **AA-050107-59008**

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**07/01/2005**

Type	:	**Announcement**
Subject	:	**ASTRO ALL ASIA NETWORKS plc ("Company") - Notification pursuant to Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad on Dealings during Open Period**

Contents :

We wish to announce that the Company has today received a notification pursuant to Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad from Sze Yuet Sim (deemed as a principal officer of the Company for the purpose of Chapter 14 of the Listing Requirements) of her dealings in the shares of the Company during open period, details of which are set out below:-

Disposal of 2,000 ordinary shares of 10 pence each representing <0.001% of the issued share capital of the Company at an average price of RM5.50 per share on 4 January 2005. Her shareholding after the disposal is 6,000 ordinary shares of 10 pence each representing <0.001% of the Company's issued share capital.

This announcement is dated 7 January 2005.

LISTING'S CIRCULAR NO. L/Q : 28906 OF 2005

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **10/01/2005**

Subject : ASTRO-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 204,200 new ordinary shares of 10 pence each issued pursuant the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Wednesday, 12 January 2005.

LISTING'S CIRCULAR NO. L/Q : 28984 OF 2005

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **13/01/2005**

Subject : ASTRO-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 61,900 new ordinary shares of 10 pence each issued pursuant the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Monday, 17 January 2005.

Reference No AA-050113-55328
Company Name : ASTRO ALL ASIA NETWORKS PLC
Stock Name : ASTRO
Date Announced : 13/01/2005

Type : **Announcement**
Subject : **ASTRO ALL ASIA NETWORKS plc ("Company") - Notification pursuant to Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad on Dealings during Open Period**

Contents :

We wish to announce that the Company has today received a notification pursuant to Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad from Latifah Mohamed Yusof (deemed as a principal officer of the Company for the purpose of Chapter 14 of the Listing Requirements) of her dealings in the shares of the Company during open period, details of which are set out below:-

Disposal of 2,000 ordinary shares of 10 pence each representing <0.001% of the issued share capital of the Company at an average price of RM5.85 per share on 13 January 2005. Her shareholding after the disposal is 3,000 ordinary shares of 10 pence each representing <0.001% of the Company's issued share capital.

This announcement is dated 13 January 2005.

LISTING'S CIRCULAR NO. L/Q : 29088 OF 2005

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **19/01/2005**

Subject : ASTRO-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 43,200 new ordinary shares of 10 pence each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Monday, 24 January 2005.